08043182

uncommon

SERVICE

American Express Company

ANNUAL REPORT 2007

Received SEC
MAR 1 4 2008
Washington, DC 20549

PROCESSED
MAR 1 8 2008
THOMSON
FINANCIAL

AMERICAN EXPRESS

CONSOLIDATED FINANCIAL HIGHLIGHTS

AMERICAN EXPRESS COMPANY

(Millions, except per share amounts and employees)	2007	2006	% Inc/(Dec)
Revenues net of interest expense	$ 27,731	$ 25,154	10%
Income from continuing operations	$ 4,048	$ 3,611	12%
(Loss) Income from discontinued operations	$ (36)	$ 96	#
Net income	$ 4,012	$ 3,707	8%
Diluted earnings per common share from continuing operations	$ 3.39	$ 2.92	16%
Diluted (loss) earnings per common share from discontinued operations	$ (0.03)	$ 0.07	#
Diluted earnings per share	$ 3.36	$ 2.99	12%
Cash dividends declared per common share	$ 0.63	$ 0.57	11%
Book value per common share	$ 9.53	$ 8.76	9%
Average common shares outstanding for diluted earnings per common share	1,196	1,238	(3)%
Total assets	$ 149,830	$ 128,329	17%
Shareholders' equity	$ 11,029	$ 10,511	5%
Common share cash dividends declared	$ 740	$ 692	7%
Common share repurchases	$ 3,572	$ 4,093	(13)%
Return on average equity	37.3%	34.7%	
Number of employees	67,700	65,400	4%

# denotes a variance of more than 100%.

REVENUES NET OF INTEREST EXPENSE
(in billions)



$18.1
$20.4
$22.4
$25.2
$27.7
03
04
05
06
07

RETURN ON AVERAGE EQUITY



20.6%
22.0%
25.4%
34.7%
37.3%
03
04
05
06
07

DILUTED EARNINGS PER SHARE FROM CONTINUING OPERATIONS



$1.75
$2.05
$2.43
$2.92
$3.39
03
04
05
06
07

Various forward-looking statements are made in this Annual Report, which generally include the words "believe," "expect," "anticipate," "optimistic," "intend," "plan," "aim," "will," "may," "should," "could," "would," "likely," and similar expressions. Certain factors that may affect these forward-looking statements, including American Express Company's ability to achieve its goals referred to herein, are discussed on page 63.

Washington, DC
104

As we mark another year of strong growth, we're also preparing to mark a milestone. Fifty years ago, we introduced the American Express Card — the product that transformed our company and helped shape a new industry. Our business looks vastly different today, but we're still guided by the same principles — understanding our customers, treating them well and delivering the true reward of membership: uncommon service, tailored to their individual needs.

UNCOMMON VALUE

By welcoming American Express, merchants improve their odds of attracting high-spending customers. But they don't have to leave it all to chance. Our information management and marketing experts can help them reach new customers, get more repeat business and otherwise expand their enterprises. Any payments company can facilitate transactions. Only one can offer merchants the spending power of American Express cardmembers and the insights to tap it.

> *"Over the course of our partnership, American Express has become deeply entwined in our business. They understand the luxury market in a way not many organizations do, and the connections they provide us to their discerning clients are invaluable."*
>
> STEFANO CANTURI, RENOWNED JEWELRY DESIGNER WITH BOUTIQUES IN AUSTRALIA AND THE UNITED STATES



UNCOMMON ACCESS

Get away from the crowds and into some of the best seats in the house. American Express is the only connection required. How about a bird's-eye view of the fashion runways in New York or Milan? A private concert with Jon Bon Jovi in Toronto? A golfing demonstration and exclusive tour of the famed Oakmont course (tour guide: Tiger Woods)? Those are just a few of the many remarkable experiences we offered card-members in 2007.

"My girlfriend is big into fashion, so she was especially excited about getting to experience Fashion Week in New York. There were massive crowds waiting on line and paparazzi everywhere, but all we had to do was present our American Express tickets and we were ushered right in. Once inside the SkyBox, American Express representatives took care of us with VIP treatment all the way."

WILL JONES, AMERICAN EXPRESS CARDMEMBER



“Experiencing different cultures and being in unfamiliar situations helped inspire my work over the years. The American Express Card was an essential part of those travels. You took care of whatever I needed, and always with a personal touch. Frankly, I don’t know how I could have managed without it.”

ELAINE HAMILTON O’NEAL, ARTIST, WORLD TRAVELER AND AMERICAN EXPRESS CARDMEMBER SINCE 1958

UNCOMMON LOYALTY

“All we have to sell is service.” That’s what Ralph T. Reed, then president of American Express, said in 1958 on the launch of a new and untested product – the American Express Card. Fifty years later, our particular brand of service is a reason why we still have thousands of original cardmembers today. In 2008, the Card’s 50th year, we celebrate all of our cardmembers and rededicate ourselves to delivering what has always distinguished us in the marketplace: uncommon service.





@

UNCOMMON SIMPLICITY

Easy can be hard to come by; especially in today's complex business environment. That's why we offer a wide array of services designed to give commercial card and travel clients peace of mind while making expense management a breeze. Turn-key programs that help track costs and generate savings. Proprietary travel booking and recordkeeping tools. A complete online system for business-to-business payments. Dedicated account management. One source, many solutions making life simpler in the office and on the road is what we do.

" *With American Express' global reporting system and dedicated account support, I'm essentially getting a partner who helps me control costs. When I can do my job more effectively, that simplifies my life.* "

SABINE SEHRT, AMERICAN EXPRESS COMMERCIAL CARDMEMBER;
VICE PRESIDENT, INTERNATIONAL TRAVEL MANAGEMENT,
SIEMENS AG, MUNICH, GERMANY

UNCOMMON COMMUNITY

Cardmembers have a wealth of experiences and passions to share. We created American Express online communities so they can trade insights into everything from entrepreneurship to dining and travel. But they aren't just benefiting each other. Those who participated in the inaugural Members Project in 2007 submitted, discussed and voted on ideas to help effect positive change in the world. American Express provided funding for the top vote-getters, including the winning idea — a project to provide safe drinking water for millions of children in developing countries. A community of cardmembers making a difference.

2*m*

"*I've been deeply committed to this cause for a long time, but it wasn't just me who made it happen. It was all the people who voted for the Children's Safe Drinking Water Program. It was American Express, who asked their cardmembers for ideas and showed their dedication to giving with $2 million in contributions.*"

GREGORY ALLGOOD, AMERICAN EXPRESS CARDMEMBER





KENNETH I. CHENAULT
CHAIRMAN AND CHIEF EXECUTIVE OFFICER

to OUR SHAREHOLDERS

American Express turned in record earnings in 2007, fueled by growth in cardmember spending that ranked in the top tier of the industry. This strong performance was tempered by events at the end of the year, however, as the U.S. housing downturn and credit crunch began to spill over to other parts of the economy. In December, we began to feel the effects of the weakening U.S. economy as cardmember spending slowed and past-due loans and write-off rates rose. These trends led us to increase lending reserves in the fourth quarter and to adopt a more cautious outlook for 2008.

While the changing market conditions clearly affected us, they do not diminish the progress we achieved during the year or the leadership position we have established within the payments industry. We believe we are better equipped to weather a downturn than we were in years past. And, with many of our competitors focused on issues in their businesses, we have an opportunity to expand our market leadership.

2007 FINANCIAL RESULTS

Those who follow our company know we measure our performance against specific long-term financial targets: earnings per share growth of 12 to 15 percent, revenue growth of at least 8 percent and return on equity of 33 to 36 percent, on average and over time. In 2007, we exceeded each of these goals:

- Diluted earnings per share from continuing operations rose 16 percent to $3.39
- Revenues net of interest expense increased 10 percent to $27.7 billion
- Return on equity reached 37 percent

Growth across our global payments and network businesses drove our performance, as we continued to capitalize on the shift away from cash and checks in all sectors—consumer, small business and corporate. Worldwide spending by American Express cardmembers increased 15 percent to a record $647 billion. This rate of growth placed us ahead of all major card issuers, most of whom reported only single-digit increases. Cardmember loans rose 22 percent on a managed basis and 26 percent on a GAAP basis, also well above industry averages. During the year, we added nearly 8.5 million new American Express cards, which brought total cards-in-force to 86.4 million. Consumer and business travel, which complement our payments business and serve our customers around the world, had strong years as well.

We achieved these results while also investing substantially in activities to build future business. Expenses for marketing, promotion, rewards and cardmember services increased 20 percent from a year ago. This commitment of resources shows the priority we place on funding initiatives that will drive revenue growth over the moderate to long term. Throughout the year, we worked hard to bring new and innovative rewards to our customers, provide services that simplify and enrich their lives, and anticipate their evolving needs.

GROWTH IN CARDMEMBER SPENDING AND CARDS-IN-FORCE


BILLED BUSINESS
(in billions)
$352
$416
$484
$561
$647
03
04
05
06
07
CARDS-IN-FORCE
(in millions)
60.5
65.4
71.0
78.0
86.4
03
04
05
06
07

Worldwide cardmember spending rose 15 percent to $647 billion as we continued to increase average spending per cardmember and expand our customer base. For the year, cards-in-force grew by more than 8 million to reach 86.4 million.

Despite the progress we made, our outlook for the short term changed at the end of the year. Declining home values and spreading weakness in the U.S. credit markets—developments that we watched carefully throughout the year—began to affect even affluent consumers. The December slowdown we experienced in U.S. consumer spending was broad-based across all regions of the country. The rise in delinquencies and loan write-offs in the latter part of the year was most pronounced in California, Florida, Nevada and other areas of the country most affected by the housing slump. By the end of the fourth quarter, delinquencies in the managed U.S. lending portfolio rose to 3.2 percent from 2.9 percent in the prior quarter. The write-off rate rose to 4.3 percent from 3.7 percent for the same periods.*

In light of these trends, we took a $438 million credit-related charge against fourth-quarter earnings. This action allowed us to raise worldwide lending reserves to 100 percent of past-due loans and to increase reserve coverage in the charge card portfolio to 95 percent. While the charge reduced fourth-quarter income from continuing operations, which was down 6 percent from a year ago, it has put us in an appropriately stronger position for what we expect to be a more challenging 2008.

2008 OUTLOOK

In early January, amid clear signs that the U.S. economy was weakening, we announced our expectations for slower growth in cardmember spending and weaker credit trends in the year ahead. These factors, we said, would lead to slower growth in earnings per share in 2008 than we have generated in recent years. Our planning assumptions were based on a moderate downturn in the U.S. economy and a more cautious view of the business environment in the coming year. Of course, the situation is fluid and any significant change in the economic and credit environment could alter our 2008 outlook.

Economists have differing views about the possible extent and timing of the current downturn and subsequent recovery. Regardless of how the economy may shift, we believe that the quality of our cardmember base and the characteristics of our business model should help us to deal with the conditions better than many of our competitors.

American Express is known for establishing relationships with prime and affluent customers. Even as we grew lending balances significantly in 2007, we maintained our traditional credit standards and customer focus. As a group, new cardmembers who joined American Express over the past year had credit scores and other financial characteristics that are comparable to our existing base. And the diversity of that base, with our mix of consumer and business-to-business customers and multiple products around the world, is another positive factor in our performance.

Our business model is built on driving cardmember spending. Lending is a planned and profitable outcome of our spend-centric strategy as we offer cardmembers the flexibility to revolve payments, but it is not our primary focus. Moreover, our emphasis on developing rewards-based relationships typically increases customer loyalty and improves credit performance. Because of this approach and our risk management capabilities, our write-off and past-due rates have remained the lowest among all major players in the industry using comparable methodology.

These characteristics work in our favor, but they surely do not insulate us from a more severe deterioration in the economy. We are closely watching credit indicators, and while we are not making major changes to our underwriting or authorization practices at present, we are making targeted credit line adjustments where we see the greatest risk, tightening card approvals for certain segments and working with cardmembers who may be having difficulty. Our objective, as always, is not solely to minimize loss rates but to maximize long-term profitability by allowing good spending that will generate growth.

*Managed basis assumes our cardmember loans have not been securitized. On a GAAP basis, delinquencies in the owned U.S. lending portfolio rose to 3.5 percent in the fourth quarter from 3.1 percent in the prior quarter. The write-off rate was identical on both a managed and owned basis.

At the same time, we are keeping a tight rein on operating expenses and will continue to reengineer our business processes to increase efficiency. We also will use the added flexibility that we have built into our planning and budgeting processes in recent years to adjust to changing market conditions and direct investments to higher-return options. We intend to continue to invest in growth opportunities at a high level.

SHAREHOLDER RETURNS

A tougher operating environment is never welcome news for investors, and our share price felt the effects of general anxiety about the economy even before we witnessed any noticeable changes in consumer behavior. For the year, American Express' stock declined 14.3 percent. This performance compared favorably to our closest peer group, the S&P Financials, which declined 20.8 percent amid subprime losses and other well-publicized problems in the financial sector. Outperforming a lagging sector is small consolation, however, especially when our share price underperformed broader indices. For the year, the Dow Jones Industrial Average rose 6.4 percent and the S&P 500 rose 3.5 percent.

We continue to focus on those elements that we believe will create long-term value for our shareholders: our unique spend-centric business model, an excellent position in the premium segment of the market, the industry's most successful rewards programs, a brand that resonates with consumers and corporate customers, responsible capital management, and our ability to deliver products and services that stand out. As always, we will strive to ensure that our shareholder returns reflect the significant growth potential of our business.

COMPARISON OF FIVE-YEAR TOTAL RETURN TO SHAREHOLDERS

(Cumulative value of $100 invested on December 31, 2002)


$250
$200
$150
$100
$50
$0
02
03
04
05
06
07

	Year-end data*	2002	2003	2004	2005	2006	2007
●	American Express	$100.00	$137.61	$161.82	$170.33	$202.83	$175.67
○	S&P 500 Index	$100.00	$128.67	$142.65	$149.65	$173.26	$182.78
●	S&P Financial Index	$100.00	$131.01	$145.26	$154.70	$184.41	$150.29

This chart compares the cumulative total shareholder return on our common shares with the total return on the S&P 500 Index and the S&P Financial Index for the last five years. It shows the growth of a $100 investment on December 31, 2002, including the reinvestment of all dividends. On September 30, 2005, American Express distributed to shareholders a special dividend of all its common shares of Ameriprise Financial, Inc. This distribution is accounted for in the chart as though it were paid in cash and reinvested in the company's common shares.

*Source: Bloomberg (returns compounded monthly)

Having spent 27 years at American Express, I know the value of keeping a long-term perspective. Of course, we are not immune from further deterioration in the economy, and we will manage the business appropriately in a slower-growth environment. But our organization is more flexible, our payments businesses are more diverse and our customer relationships are stronger than at any time in recent memory. In short, I believe we are prepared to manage through the near-term challenges and capitalize on the substantial long-term growth opportunities in payments.

Periods of uncertainty often present opportunities to extend market leadership. Consider our experience during the last U.S. economic downturn in 2001. Our position was much different, and weaker, at that time. We had to deal not only with a deteriorating economy, but also with the effects of September 11, which further reduced cardmember spending and brought travel to a virtual standstill. Faced with these severe challenges, we made the decision to invest in the business while others retrenched. This marked the start of a multi-year investment strategy that led to one of the strongest periods of growth in the company's history.

Since the end of 2001, the company's earnings per share have grown 23 percent annually, return on equity has more than tripled and spending by American Express cardmembers has more than doubled. In the U.S., our card business has gained share faster than any competitor, and we have increased share in many international markets as well.

In the prior downturn of the early 1990s, we began the process of broadening our range of card products, introduced rewards programs, expanded merchant coverage in the retail and everyday spending categories, and reengineered the business to free up resources to invest in growth opportunities.

Our practice has been not just to manage through periods of economic weakness but to exploit them for competitive gain, to build and invest so that we come out of a cycle stronger than we went in.

It's also instructive to look a bit further back in our history. This year will mark the 50th anniversary of the American Express Card. Back in 1958, charge and credit cards were a novel idea. Given our experience in travel and overseas payments, it now seems natural that American Express would enter this new business. But the choice wasn't so clear-cut at the time. The decision faced strong opposition inside the company, with senior leaders evenly divided on the issue. Among the main concerns: Many thought it was foolish to launch a charge card when the U.S. economy was in a recession. Fortunately, those with the longer-term perspective, who could see the opportunities ahead, prevailed.

American Express has thrived over the years because of our belief in providing outstanding service and new solutions to meet the needs of our customers. These qualities serve our company and our customers well through all business cycles. Following is a more in-depth discussion of our recent results, the core strengths that continue to fuel our growth, and our outlook for the future.

DRIVING CHANGE, GETTING RESULTS

American Express has always been a service company, first and foremost. Two factors, probably more than any others, are responsible for our success over 158 years—the tradition of trust and security we have established, and our ability to evolve with the changing needs of our customers.

In 2007, we determined the time was right to fine-tune our organizational structure so that we could more fully leverage our capabilities to serve customers, share knowledge and expertise across geographies, bring products and services to market more rapidly, and position our company for growth.

Instead of using geographic regions as an organizing principle, we realigned the company according to our two major customer groups:

- **Global Consumer,** which includes all proprietary consumer cards, our customer service network, small-business services, prepaid products and consumer travel worldwide.
- **Global Business-to-Business,** which includes our merchant business, network services, commercial card and business travel worldwide.

These two global franchises possess complementary strengths. Our Consumer Group benefits from our affluent global customer base, marketing expertise, broad range of acquisition channels and strong risk management capabilities. In our Business-to-Business Group, key advantages include our many corporate, merchant and network partner relationships, sales and client management expertise, and processing capabilities. Both businesses also share a number of companywide assets including the American Express brand and premium positioning, customer servicing capabilities, and our information management and reward platforms. By applying these capabilities across multiple businesses, we're able to more effectively use our infrastructure and improve our overall economics.

We chose two of our most experienced and successful leaders to head each business: Al Kelly, named president of American Express Company, for the Global Consumer Group; and Ed Gilligan, named vice chairman of the company, for the Global Business-to-Business Group. Both leaders and their teams of American Express people worldwide continued to build on their strong track records in 2007. They created innovative new products and services, enhanced longtime strengths, attracted and retained millions of high-quality customers, and developed creative ideas for capturing more of their business.

CARDS TAILORED FOR DIFFERENT NEEDS



American Express issues a wide range of cards to meet the specific needs of consumers, small businesses, midsize companies and large corporations worldwide. During the year, we launched distinctive new cards including the Plum Card for U.S. small-business owners, luxury cobrands with Harrods in the U.K. and BMW in Austria and Germany, Blue Sky in Australia, premium corporate cards in Europe, and a line of customizable corporate Gift Cards.

2007 RESULTS: GLOBAL CONSUMER GROUP

All segments of our consumer business contributed to American Express' strong performance in 2007. Spending rose 12 percent on proprietary consumer cards and 15 percent on small-business cards in the United States. International consumer and small-business spending rose 14 percent (or 8 percent adjusted for foreign exchange translation and the 2006 sales of our card-related operations in Brazil, Malaysia

and Indonesia to GNS partners). Consumer Travel sales increased 26 percent in the United States and 21 percent in international markets.

Across markets, we focused on developing products and programs that offer exceptional value to consumer and small-business cardmembers, and giving them more reasons to turn to American Express first.

- **Benefits and Rewards**—In 2007, we continued to enhance our industry-leading rewards programs and the premium benefits that help drive cardmember spending. For example, we upgraded services for Platinum Cardmembers; conferred "insider" status on cardmembers with invitations to experience exclusive events; rolled out the next generation of Membership Rewards with three new, increasingly valuable program tiers; and advanced our online capabilities to further streamline the process of redeeming points for travel rewards.
- **Online Cardmember Communities**—To tap into the collective knowledge and passions of our cardmembers, we invited them to share their experiences, opinions and advice with each other in online communities. Thousands of cardmembers who engaged in the Members Project proposed ideas for improving the world, and they had a say in how we directed $2 million of philanthropic support. (The winning proposal: a UNICEF-led project to provide safe drinking water for children.) Other online communities we created in 2007 include OPEN Forum, where small-business owners share expertise and find resources to help grow their enterprises, as well as dining and travel networks geared toward two of the favorite pastimes of our cardmembers.

EXCLUSIVE OFFERS FOR DREAM VACATIONS


ACCESS TO OUR LATEST OFFERS
Going Once
Earn Cash Back Automatically
Pursue your Passion
American Express Presents
Exclusively for Cardmembers

Luxury and savings are not mutually exclusive. With *Going Once*, cardmembers can choose exclusive travel packages to some of the most sought-after vacation destinations at prices that are right for them.

- **Innovative, Exclusive Cards**—OPEN introduced an industry first with the Plum Card, which helps small-business owners manage cash flow by giving them options to defer payment or receive discounts for early payment. New premium cobrands in Europe—such as Harrods in the United Kingdom and BMW in Austria and Germany—enhanced our portfolio of affinity products linked to the luxury segment. To help accelerate our momentum in the fast-growing prepaid sector, we developed a line of Gift Cards that large companies and small businesses can customize, and we also expanded partnerships to broaden distribution of our products.
- **Consumer Travel Experiences**—We continued to enhance the American Express Travel Web site, a key driver of travel sales, by adding new offers and resources designed to draw more repeat visitors. For Gold Cardmembers, we introduced Gold Card Destinations, a special package of amenities and travel experiences. In addition, we expanded our representative network of travel offices in 11 U.S. cities.

- **Capability Investments**—Behind all of our unique products and services is a sophisticated infrastructure. In 2007, we continued to invest in the capabilities that enable us to continually improve our customers' overall experience with American Express, from online applications to service training to payment functionality.

Improving the customer experience is always a top priority for us, so we were especially gratified to learn during the year that our commitment to providing differentiated service earned us high praise from cardmembers.

American Express ranked highest in customer satisfaction among credit card companies in a study by J.D. Power and Associates, one of the world's most respected consumer research firms. The study, which compared the 10 largest U.S. credit card issuers, looked at the key drivers of satisfaction: benefits and features, rewards, billing and payment processes, fees and rates, and problem resolution. Recognition of this caliber is a source of pride for American Express people, who feel a deep responsibility for upholding the company's long-standing service legacy.

2007 RESULTS: GLOBAL BUSINESS-TO-BUSINESS

Since most of the advertising and marketing the public sees from American Express relates to our consumer products, our B2B businesses are sometimes less well-known. But they have played a major role in our company's overall results. They have excellent returns on equity, generating strong growth with less capital than our other businesses. Each of our B2B businesses has relatively low credit risk: Corporate Card is a pay-in-full product; our GNS issuing partners assume the credit risk for the cards they issue on our network; and our merchant risk is limited. As we enter a weaker credit environment, the relatively lower levels of risk in B2B are an important advantage.

Our Global Business-to-Business Group turned in a strong performance across the board in 2007. Worldwide spending on proprietary Commercial Cards rose 14 percent. In Global Network Services, spending on cards issued by our network partners climbed 49 percent to $53 billion, and we added more than 5 million cards during the year, bringing total GNS cards-in-force to 20.3 million. Global Corporate Travel sales rose 11 percent worldwide.

EXPANDING ARRAY OF NETWORK CARDS


citi
Bank of America

Global Network Services (GNS) works with 117 financial institutions around the world that issue cards accepted on the American Express merchant network. In its 10th year, GNS continued its rapid growth, and spending on cards issued by our partners rose 49 percent. New cards launched in 2007 included the China CITIC Bank card, the Cyprus Airlines SunMiles card, Blue from Bradesco, the Lloyds TSB Airmiles Duo card, and two premium card products for wealthy clients in the U.S.—the Citi Chairman Card and the Bank of America Accolades™ American Express Card.

- **Commercial Advances**—Capturing more of the spending of large and midsize companies helped us grow our commercial card business in countries around the world. With a focus on enhancing expense management solutions for our clients and broadening card usage in new spending categories, we attracted more new customers and deepened relationships within our existing base. We also launched cobranded products with Aeromexico and India's Kingfisher Airlines, as well as premium corporate card products in the U.K., France, Germany, Spain and the Netherlands.
- **Global Network Services**—Our fast-growing GNS business marked its 10-year anniversary in 2007 by continuing to gain momentum, announcing nine new or expanded partnerships with card-issuing financial institutions in Argentina, Brazil, China, Japan and other countries. New card products launched include three airline loyalty cobrands in international markets—such as our first in China, the ICBC Hainan Airlines American Express Card—and premier card products for wealthy clients in the U.S. issued by Citibank and Bank of America.
- **Global Merchant Services**—With the aim of enabling cardmembers to use American Express to pay for all kinds of goods and services, we continued to expand acceptance of our products for everyday spending—particularly in international markets. The ongoing expansion of GNS has been a catalyst for broadening merchant coverage in the 125 markets where we have issuing partners. In addition, in the United States, new agreements announced recently with First Data, NOVA Information Systems and Heartland Payment Systems should enable us to increase signings among smaller merchants by simplifying their process for accepting credit cards and settling accounts.
- After several years of transforming its business model from transaction processing to value creation, **Global Business Travel** is now growing profitably. In 2007, we signed or renewed client contracts representing $6.3 billion in business volume. New business signings increased 26 percent from a year ago and our retention rate remained strong. New services like Axis@Work, a Web-based data reporting solution, demonstrate our continued commitment to simplifying the lives of business travelers.

OTHER SIGNIFICANT EVENTS

Beyond the performance of our core businesses, I want to mention two other noteworthy events that took place in 2007.

Sale of American Express Bank—Last September, we announced an agreement to sell the private and correspondent banking businesses of American Express Bank Ltd. (AEB) to Standard Chartered PLC. The sale, which closed on February 29, 2008, is a winning proposition for both American Express and AEB. It will enable American Express to further sharpen our strategic focus on our high-growth, high-potential payments businesses. Meanwhile, AEB becomes part of an institution for which international banking is a primary focus. I would like to thank all the employees of AEB for the important contributions they have made to our company.

Lawsuit Settlement—A little over three years ago, we filed a lawsuit against Visa, MasterCard and certain of their member banks for illegally conspiring to prevent American Express from entering the network business in the United States. In November 2007, we announced that Visa agreed to pay us $2.25 billion to settle the lawsuit.

Per the terms of the agreement, we recognized a $1.13 billion gain in the fourth quarter ($700 million after tax) for the initial payment from Visa. The remainder, payable in installments of up to $70 million per quarter over the next four years, is subject to certain performance criteria that our U.S. network business must meet. We are optimistic about our ability to do so.

MasterCard now remains the sole defendant in this case. Under antitrust law, it is liable for the damages suffered by American Express. We plan to move forward with the litigation to hold MasterCard accountable for the illegal actions that blocked banks from working with us for many years and to seek full compensation for the value that would have been generated for our shareholders. The trial is scheduled to begin in September.

In an openly competitive marketplace, our Global Network Services business has grown rapidly both internationally and in the previously closed U.S. market. It has significantly expanded the reach of our brand around the world and strengthened the financial performance of our company.

REDEFINING PAYMENTS

Much of the progress we achieved across the company in 2007 supports one overriding goal: to provide our customers with uncommon service. While this objective is a constant for us, it is particularly notable now as we approach an important milestone.

This October will mark a special occasion for us—the 50th anniversary of the American Express Card. While American Express was not the first charge card in the market, our early entry quickly popularized a new form of payment that would change how people shop, travel and manage their finances.

The history of our card business is really all about transformation. Since issuing our first card in 1958, American Express has set new industry standards through continual innovation and a commitment to our customers. For example, we were the first to introduce premium cards, broad-based reward programs, fraud protection guarantees, consumer privacy principles, card and expense management programs for large and small businesses, and many other features and services. Today, we stand ready to build on this tradition in new ways.

I am confident we will do so for several reasons. Among them are the strength and diversity of our current businesses and the ongoing evolution of American Express as a unique services company built upon a respected brand.

We hold strong positions across a range of businesses and markets, which give us multiple sources of revenue and avenues for growth.

- We are the largest issuer of cards, with a broad array of charge, credit and prepaid products.
- We have relationships with millions of high-spending consumers, small businesses, midsize companies and large corporations around the world.
- We have a global network that processes hundreds of billions of dollars in transactions each year and gives us detailed insights into the spending preferences of our cardmembers.
- We have two premier travel organizations that complement our consumer and commercial card businesses.

These characteristics set us apart in the world of payments. Today, however, we view payments not as a destination but as a starting point. It gives us the foundation for offering a range of services that provide economic value and lifestyle benefits for our customers.

American Express is in the payments business, but we are much more than a payments company. We are a *rewards company* that possesses the industry's most sophisticated and wide-ranging customer loyalty platform. We are a *lifestyle services company* that develops tailored experiences and offers based on real customer insights. We are a brand-driven *marketing services company* that helps merchants reach the best customers and prospects, guided by creative thinking grounded in concrete data. We are a *network services*

company that works with other financial institutions to attract high-spending customers that benefit their payments businesses and ours. And we are an *expense management company* that helps clients control costs for travel, entertainment and other spending categories.

There is a huge difference between processing a transaction and actually helping customers realize their aspirations. We aim to make a relationship with American Express an opportunity to accomplish more. We know this is important to our customers because they tell us so.

In the months leading up to the 50th anniversary of the Card, we've been speaking with cardmembers who have been with us since the beginning. They have shared their memories of how the American Express Card and the service we provide have helped them in very personal ways. For example, Elaine Hamilton O'Neal, an artist and charter cardmember whose photograph is featured in the opening pages of this Annual Report, tells of how the Card has made it possible for her to travel the world and experience the different cultures that influenced her life's work.

JUST FOR CARDMEMBERS



A few hundred American Express cardmembers got an up-close view of the rock band Bon Jovi at a private rehearsal for their Toronto concert this year. That's just one way cardmembers enjoy "insider" access to exceptional experiences tailored especially for them.

Our cardmembers clearly feel a special affinity for the brand. Hearing their stories is exceptionally rewarding for all of us at American Express, and inspires us to do even more for them. That's what world-class service is all about. And I believe we have only begun to realize the value we can provide through our customer insights, information management and servicing capabilities.

These capabilities position us to benefit from the long-term growth opportunities in the consumer, small-business and large-corporate landscape today. The majority of payments still take place in the form of cash and checks, meaning significant untapped potential remains. Moreover, countries with rapidly growing consumer economies are also among those with the lowest rates of spending on plastic and other noncash forms of payment. Meanwhile, new technologies are giving consumers and business customers additional payment choices for a variety of everyday purchases. All of these trends point to multiple avenues of growth for American Express.

STAYING TRUE TO OUR VALUES

While we cannot know exactly how these opportunities will unfold, one thing is certain—as we pursue them, we will follow the same set of deeply held values that have always guided our company. These values outline our duties not only to customers and shareholders, but also to the world around us.

Good corporate citizenship has been an American Express objective for as long as our company has existed. In 2007, we offered a detailed account of how we go about it in *Recognizing Responsibility*, our first global corporate citizenship report. It outlines the vision, principles and programs we have in place to help ensure that we stay true to our values, from long-standing to more recent initiatives. For example, it describes two actions we took last year to strengthen our commitment to conserving natural resources: setting a goal to reduce our carbon footprint and establishing an Office of Environmental Responsibility. If you haven't already had an opportunity to read the full report, it is available at *www.americanexpress.com/csr.*

Whether we're directing our support to communities or to customers, our aim at American Express is to deliver a level of service that is not only gracious but also personalized, sincere, intuitive and valuable—in a word, uncommon.

Our definition of service isn't limited to our frontline customer care professionals, although the role they play is absolutely essential. It also extends to those who create online experiences and communities for cardmembers. The salespeople who sign up new clients, merchants and other partners to use, accept or distribute our products. The creative minds throughout our organization that conceive new products and services. The business experts who advise clients. The marketing experts who engage customers and prospects. And so many more who build our capabilities, support our operations and otherwise help shape the overall experience of our customers.

Ultimately, we all feel responsible for delivering on the expectation and promise of the American Express brand. It was true in 1850, when we were in the delivery business and customers entrusted their most valuable goods to us for safekeeping. It was true when we launched the Card in 1958, and then-President Ralph Reed said, "All we have to sell is service." And it is certainly true today, as we contemplate both exciting new opportunities and sobering challenges.

Our business fundamentals are strong. Clearly, we face challenges in the year ahead, but we feel we have the right strategies in place to manage through a changing environment. We have the benefit of experience. But, most of all, it is the passion and dedication of American Express people that gives me confidence in our future. Fifty years from now, when our successors are marking the Card's centennial anniversary, I believe the record will reflect a second half that was even more groundbreaking than the first—and that, no matter what the Card has become by then, we will still be talking about our uncommon service.

Sincerely,

Kenneth I. Chenault
Chairman and CEO, American Express Company
March 3, 2008

FINANCIAL REVIEW

The financial section of American Express Company's (the Company) Annual Report consists of this Financial Review, the Consolidated Financial Statements and the related notes that follow. The following discussion is designed to provide perspective and understanding to the Company's consolidated financial condition and results of operations. Certain key terms are defined in the Glossary of Selected Terminology, which begins on page 62.

EXECUTIVE OVERVIEW

American Express Company is a leading global payments and travel company. The Company's principal products and services are charge and credit payment card products and travel-related services offered to consumers and businesses around the world. The Company's businesses are organized into two customer-focused groups, the Global Consumer Group and the Global Business-to-Business Group. The Global Consumer Group offers a range of products and services including charge and lending (i.e., credit) card products; consumer travel services; and stored value products such as Travelers Cheques and prepaid products. The Business-to-Business Group offers business travel, corporate cards and other expense management products and services; network services and merchant acquisition and merchant processing for the Company's network partners and proprietary payments businesses; and point-of-sale, back-office, and marketing products and services for merchants. The Company's various products and services are sold globally to diverse customer groups, including consumers, small businesses, middle-market companies, and large corporations. These products and services are sold through various channels including direct mail, on-line applications, targeted sales forces, and direct response advertising.

The Company's products and services generate the following types of revenue for the Company:

- Discount revenue, which is the Company's largest revenue source, represents fees charged to merchants when cardmembers use their cards to purchase goods and services on the Company's network;
- Cardmember lending finance revenue, which represents interest income earned on outstanding balances related to the cardmember lending portfolio;
- Net card fees, which represent revenue earned for annual memberships;
- Travel commissions and fees, which are earned by charging a transaction or management fee for airline or other travel-related transactions;
- Other commissions and fees, which are earned on foreign exchange conversion fees and card-related fees and assessments;
- Securitization income, net, which is the net earnings related to cardmember loans financed through securitization activities; and
- Other revenue, which represents insurance premiums earned from cardmember travel and other insurance programs, revenues arising from contracts with Global Network Services' (GNS) partners including royalties and signing fees, publishing revenues, and other miscellaneous revenue and fees.

In addition to funding and operating costs associated with these types of revenue, other major expense categories are related to marketing and reward programs that add new cardmembers and promote cardmember loyalty and spending, and provisions for anticipated cardmember credit and fraud losses.

The Company believes that its "spend-centric" business model (which focuses on generating revenues primarily by driving spending on its cards and secondarily by generating finance charges and fees) has significant competitive advantages. Average spending per cardmember, which is substantially higher for the Company versus its competitors, represents greater value to merchants in the form of loyal customers and higher sales. This enables the Company to earn a premium discount rate and thereby invest in greater value-added services for merchants and cardmembers. As a result of the higher revenues generated from higher spending, the Company has the flexibility to offer more attractive rewards, other incentives to cardmembers, and targeted marketing programs to merchants, which in turn create an incentive to spend more on their cards.

The Company creates shareholder value by focusing on the following elements:

- Driving growth principally through organic opportunities and related business strategies, as well as joint ventures and selected acquisitions;
- Delivering returns well in excess of the Company's cost of capital; and
- Distributing excess capital to shareholders through dividends and stock repurchases.

Overall, it is management's priority to increase shareholder value over the moderate to long term by achieving the following long-term financial targets, on average and over time:

- Earnings per share growth of 12 to 15 percent;
- Revenues net of interest expense growth of at least 8 percent; and
- Return on average equity (ROE) of 33 to 36 percent.

The ROE target reflects the success of the Company's spend-centric business model and its effectiveness in capturing high spending consumer, small business, and corporate cardmembers.

For 2007, 2006, and 2005, the Company met or exceeded management's targets for revenues net of interest, earnings per share, and ROE, illustrating the success of investments made over the past few years. Reported ROE was 37 percent, 35 percent and 25 percent (prior to the completion of the Ameriprise spin-off discussed below, the Company's ROE target was 18-20 percent) for 2007, 2006, and 2005, respectively. Refer to page 41 for discussion of the Company's outlook for 2008.

REPORTABLE OPERATING SEGMENTS

During 2007, the Company's segments were realigned within the two major customer groups. Accordingly, U.S. Card Services (USCS) and International Card Services (ICS) are aligned within the Global Consumer Group and Global Commercial Services (GCS) and Global Network & Merchant Services (GNMS) are aligned within the Global Business-to-Business Group. The Company has reclassified the prior period amounts to be consistent with the new reportable operating segments.

U.S. Card Services issues a wide range of card products and services to consumers and small businesses in the United States, and provides consumer travel services to cardmembers and other consumers.

International Card Services issues proprietary consumer and small business cards outside the United States.

Global Commercial Services offers global corporate payment and travel-related products and services to large and mid-sized companies.

Global Network & Merchant Services segment operates a global general-purpose charge and credit card network, which includes both proprietary cards and cards issued under network partnership agreements. It also manages merchant services globally, which includes signing merchants to accept cards as well as processing and settling card transactions for those merchants. This segment also offers merchants point-of-sale and back-office products, services and marketing programs.

Corporate & Other consists of corporate functions and auxiliary businesses, including the Company's publishing businesses, Travelers Cheques and other prepaid products, American Express International Deposit Company, and the continuing portions of American Express Bank Ltd. not being sold to Standard Chartered PLC as discussed below.

VISA SETTLEMENT

On November 7, 2007, the Company announced that it entered into an agreement with Visa, Inc., Visa USA, and Visa International (collectively Visa) to remove Visa and certain of its member banks as defendants in the Company's lawsuit against MasterCard International, Inc. (MasterCard), Visa and their member banks. The lawsuit alleges MasterCard, Visa and their member banks illegally blocked the Company from the bank-issued card business in the United States. The settlement agreement with Visa has been approved by Visa USA's member banks.

Under terms of the settlement agreement reached with Visa, the Company will receive an aggregate maximum payment of $2.25 billion. The initial amount due March 31, 2008, of $1.13 billion ($700 million after-tax) was recorded as a gain in the fourth quarter of 2007. The remaining payments, payable in installments of up to $70 million ($43 million after-tax) per quarter over the next four years, are subject to achieving certain quarterly performance criteria within the U.S. Global Network Services business the Company is optimistic it will achieve. Given the performance criteria associated with the installment payments, the Company will recognize these payments in income when the performance criteria is achieved. Related to the settlement, the Company recognized litigation expense of $74 million ($46 million after-tax) related to the settlement. Both the Visa settlement gain and the related litigation expense are included in other, net expenses within continuing operations in the Consolidated Statements of Income and within the Corporate & Other segment.

DIVESTITURES AND ACQUISITIONS

The Company announced or completed the following divestitures during 2007, 2006, and 2005.

AEB and AEIDC

On September 18, 2007, the Company entered into an agreement to sell its international banking subsidiary, American Express Bank Ltd. (AEB) and American Express International Deposit Company (AEIDC), a subsidiary that issues investment certificates to AEB's customers, to Standard Chartered PLC (Standard Chartered) for the approximate value of $1.1 billion, subject to certain regulatory approvals. Standard Chartered will pay the Company an amount equal to the net asset value of the AEB businesses that are being sold at the closing date plus $300 million. At December 31, 2007, this would have amounted to approximately $819 million. The Company also expects to realize an additional amount representing the net asset value of AEIDC, which was also contracted to be sold to Standard Chartered 18 months after the close of the AEB sale, through a put/call agreement. As of December 31, 2007, the net asset value of that business was $232 million. This value is expected to be realized through (1) dividends from the subsidiary to the Company and (2) a subsequent payment from Standard Chartered based on the net asset value of AEIDC on the date the business is transferred to them.

For 2007 and all prior periods presented, the operating results, assets and liabilities, and cash flows of AEB (except for certain components of AEB that are not being sold) have been removed from the Corporate & Other segment and reported

within the discontinued operations captions in the Company's Consolidated Financial Statements. AEIDC will continue to be included in continuing operations within the Corporate & Other segment until such time as AEIDC qualifies for classification as a discontinued operation, which will occur approximately one year prior to its transfer to Standard Chartered. Beginning with the third quarter of 2007, AEIDC's investment portfolio was reclassified to Trading from Available-for-Sale due to the impact on the holding period of AEIDC's investments as a result of the related AEB sale agreement.

This Financial Review and the Notes to the Consolidated Financial Statements have been adjusted to exclude discontinued operations unless otherwise noted. Refer to Note 2 for further discussion of AEB as a discontinued operation.

Divestitures with GNS Network Arrangements

On May 31, 2007, the Company completed the sale of its merchant-related activities in Russia to Russian Standard Bank (RSB), for approximately $27 million ($18 million after-tax) net gain in the Global Network & Merchant Services segment. $23 million ($15 million after-tax) of the gain relates to the merchant-related activities sold and is reported as a reduction to other, net expenses in the Company's continuing operations. $4 million ($3 million after-tax) of the gain relates to the issuance of the GNS license and is reported as other revenue in the Company's continuing operations.

During the third quarter of 2006, the Company completed the sale of its card and merchant-related activities in Malaysia to Maybank, and its card and merchant-related activities in Indonesia to Bank Danamon for combined proceeds of $94 million. The transactions generated a gain of $33 million ($24 million after-tax), and are reported as a reduction to other, net expenses in the Company's continuing operations ($23 million in the International Card Services segment and $10 million in the Global Commercial Services segment).

On June 30, 2006, the Company completed the sale of its card and merchant-related activities and international banking activities in Brazil to Banco Bradesco S.A. (Bradesco), for approximately $470 million. The transaction generated a net after-tax gain of $109 million. $144 million ($131 million after-tax) of the gain relates to the card and merchant-related activities sold and is reported as a reduction to other, net expenses in the Company's continuing operations ($91 million in the International Card Services segment, $28 million in the Global Commercial Services segment, and $25 million in the Global Network & Merchant Services segment). A $48 million ($22 million after-tax) loss related to the sale of the Company's international banking activities to Bradesco is reported in discontinued operations for banking activities the Company exited in Brazil.

The Company will continue to maintain its presence in the merchant-related businesses within Russia and in the card and merchant-related businesses within Malaysia, Indonesia, and Brazil through its Global Network Services arrangements with the acquirers and its retention of agreements with multinational merchants.

Ameriprise, TBS and Other Divestitures

On September 30, 2005, the Company completed the spin-off of Ameriprise Financial, Inc. (Ameriprise), previously known as American Express Financial Corporation, the Company's former financial planning and financial services business. In addition, the Company completed certain dispositions including the sale of its tax, accounting, and consulting business, American Express Tax and Business Services, Inc. (TBS). The operating results, assets and liabilities, and cash flows related to Ameriprise and certain dispositions (including TBS) have been reflected as discontinued operations in the Consolidated Financial Statements.

Acquisitions and Other Transactions

On September 30, 2007, the Company purchased all the outstanding common shares of AMEX Assurance Company (AAC), a subsidiary of Ameriprise, for $115 million. During the third quarter of 2005, the Company recorded a $115 million liability related to the share purchase agreement with Ameriprise to purchase all of the shares of AAC, within a period not to exceed two years from the spin-off date of September 30, 2005. The Company had previously consolidated AAC as a variable interest entity within the U.S. Card Services segment since the spin-off of Ameriprise and therefore there is no impact on the Company's Consolidated Financial Statements from this 2007 acquisition.

On December 31, 2006, the Company acquired Harbor Payments, Inc. (Harbor Payments) for approximately $150 million, which was paid primarily in the Company's common stock. Harbor Payments is a technology provider that specializes in electronic invoice and payment capabilities. The acquisition is reflected in the Global Commercial Services segment.

FINANCIAL SUMMARY

A summary of the Company's recent financial performance follows:

Years Ended December 31, *(Millions, except per share amounts and ratio data)*	2007	2006	Percent Increase (Decrease)
Revenues net of interest expense	**$27,731**	$25,154	10%
Expenses	**$17,824**	$16,989	5
Provisions for losses and benefits	**$ 4,341**	$ 3,026	43
Income from continuing operations	**$ 4,048**	$ 3,611	12
Net income	**$ 4,012**	$ 3,707	8
Earnings per common share from continuing operations — diluted	**$ 3.39**	$ 2.92	16
Earnings per common share — diluted	**$ 3.36**	$ 2.99	12
Return on average equity(a)	**37.3%**	34.7%	

(a) Calculated based on $4.0 billion and $3.7 billion of net income for 2007 and 2006, respectively, and $10.8 billion and $10.7 billion of average shareholders' equity for the trailing 12 months ending December 31, 2007 and 2006, respectively.

See Consolidated Results of Operations, beginning on page 34, for discussion of the Company's results.

The Company follows U.S. generally accepted accounting principles (GAAP). In addition to information provided on a GAAP basis, the Company discloses certain data on a "managed basis." This information, which should be read only as a supplement to GAAP information, assumes, in the Consolidated Selected Statistical Information and U.S. Card Services segment, there have been no cardmember lending securitization transactions. These managed basis adjustments, and management's rationale for such presentation, are discussed further in the U.S. Card Services section below under "Differences between GAAP and Managed Basis Presentation."

Certain reclassifications of prior period amounts have been made to conform to the current presentation throughout this Annual Report.

Certain of the statements in this Annual Report are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. See Forward-Looking Statements at the end of this discussion.

CRITICAL ACCOUNTING POLICIES

The Company's significant accounting policies are described in Note 1 to the Consolidated Financial Statements. The following chart provides information about four critical accounting policies that are important to the Consolidated Financial Statements and that require significant management assumptions and judgments.

RESERVES FOR CARDMEMBER LOSSES

Description	Assumptions/Approach Used	Effect if Actual Results Differ from Assumptions
Reserves for losses relating to cardmember loans and receivables represent management's best estimate of the losses inherent in the Company's outstanding portfolio of loans and receivables.	Reserves for these losses are primarily based upon models that analyze specific portfolio statistics, including average write-off rates for various stages of receivable aging (i.e., current, 30 days, 60 days, 90 days) over a 24-month period and average bankruptcy and recovery rates. Cardmember loans and receivables are generally written off when they are past due 180 and 360 days, respectively. Also, these reserves reflect management's judgment regarding overall adequacy. Management considers whether to adjust reserves that are calculated by the analytic models based on other factors, such as the level of coverage of past-due accounts, as well as leading economic and market indicators, such as the unemployment rate, the consumer confidence index, the purchasing manager's index, bankruptcy filings, concentration of credit risk based on tenure, industry or geographic regions, and the legal and regulatory environment.	To the extent historical credit experience updated for emerging market trends in credit are not indicative of future performance, actual losses could differ significantly from management's judgments and expectations, resulting in either higher or lower future provisions for losses, as applicable. As of December 31, 2007, an increase in write-offs equivalent to 20 basis points of cardmember loan and receivable balances at such date would increase the provision for cardmember losses by approximately $189 million. This sensitivity analysis does not represent management's expectations of the deterioration in write-offs but is provided as a hypothetical scenario to assess the sensitivity of the provision for cardmember losses to changes in key inputs. The process of determining the reserve for cardmember losses requires a high degree of judgment. It is possible that others, given the same information, may at any point in time reach different reasonable conclusions.

RESERVES FOR MEMBERSHIP REWARDS COSTS

Description	Assumptions/Approach Used	Effect if Actual Results Differ from Assumptions
The Membership Rewards program is the largest card-based rewards program in the industry. Eligible cardmembers can earn points for purchases charged and many of the Company's card products offer the ability to earn bonus points for certain types of purchases. Membership Rewards points are redeemable for a broad variety of rewards, including travel, entertainment, retail certificates and merchandise. Points generally do not expire and there is no limit on the number of points a cardmember may earn. A large majority of spending by eligible cardmembers earns points under the program. While cardmember spend, redemption rates, and the related expense have been increasing, the Company benefits through higher revenues, lower cardmember attrition and credit losses and more timely payments. The Company establishes balance sheet reserves that represent the estimated cost of points earned to date that are ultimately expected to be redeemed. Also, these reserves reflect management's judgment regarding overall adequacy. The provision for the cost of Membership Rewards is included in marketing, promotion, rewards and cardmember services expenses.	A weighted average cost per point redeemed during the previous 12 months is used to approximate future redemption costs and is affected by the mix of rewards redeemed. Management uses models to estimate ultimate redemption rates based on historical redemption statistics, card product type, year of program enrollment, enrollment tenure and card spend levels. During 2007, management enhanced the ultimate redemption rate models by incorporating more sophisticated statistical and actuarial techniques to better estimate ultimate redemption rates of points earned to date by current cardmembers given redemption trends and projected future redemption behavior. The global ultimate redemption rate for current participants increased to approximately 90 percent. The Company continually evaluates its reserve methodology and assumptions based on developments in redemption patterns, cost per point redeemed, and other factors.	The balance sheet reserve for the estimated cost of points expected to be redeemed is impacted over time by enrollment levels, the number of points earned and redeemed, and the weighted-average cost per point, which is influenced by redemption choices made by cardmembers, reward offerings by partners and other Membership Rewards program changes. The reserve is most sensitive to changes in the estimated ultimate redemption rate. This rate is based on the expectation that a large majority of all points earned will eventually be redeemed. As of December 31, 2007, if the ultimate redemption rate of current enrollees changed by 100 basis points, the balance sheet reserve would change by approximately $200 million.

ASSET SECURITIZATIONS

Description	Assumptions/Approach Used	Effect if Actual Results Differ from Assumptions

Description

When the Company securitizes cardmember loans, it retains certain subordinated interests in securitized cardmember loans, which may include one or more investments in tranches of the securitization (subordinated securities) and an interest-only strip. Certain estimates and assumptions are required to determine the fair value of the Company's interest-only strip, and gains recorded at the time of the sale.

The subordinated securities are accounted for at fair value as Available-for-Sale investment securities and are reported in investments on the Company's Consolidated Balance Sheets with unrealized gains (losses) recorded in accumulated other comprehensive (loss) income.

The interest-only strip is accounted for at fair value and is reported in other assets on the Company's Consolidated Balance Sheets. Commencing January 1, 2007, the Company records any changes in the fair value of the interest-only strip in securitization income, net in the Consolidated Statements of Income. Prior to January 1, 2007, the Company accounted for the changes in the fair value of the interest-only strip in other comprehensive (loss) income.

Assumptions/Approach Used

Management estimates fair value of the subordinated securities using models, where the inputs to the model are based on observable market inputs.

Management uses models to determine the fair value of the interest-only strip and gain on sale at the time of a cardmember securitization. The models are based on projections of finance charges and fees paid related to the securitized assets, coupon payments to investors, expected credit losses, average loan life (i.e., monthly payment rate), contractual fees to service the securitized assets, and a discount rate applied to the cash flows from the interest-only strip that is commensurate with the inherent risk.

Effect if Actual Results Differ from Assumptions

As of December 31, 2007, the total fair value of subordinated securities and the interest-only strip was $78 million and $223 million, respectively.

Fair value of the subordinated securities is impacted by external market factors including LIBOR forward rates.

Fair value of the interest-only strip and gain or loss from the sale of securitization is impacted by changes in the estimates and assumptions used in the valuation models. The three key economic assumptions and the sensitivity of the current year's fair value of the interest-only strip to immediate 10 percent and 20 percent adverse changes in these assumptions are as follows:

(Millions, except rates per annum)	Monthly Payment Rate	Expected Credit Losses	Cash Flows from Interest-only Strips Discounted at
Assumption	24.7%	4.3%	12.0%
10% adverse change	$ (14)	$ (22)	$ (0.4)
20% adverse change	$ (28)	$ (43)	$ (0.9)

This sensitivity analysis does not represent management's expectations of adverse changes in these assumptions but is provided as a hypothetical scenario to assess the sensitivity of the fair value of the interest-only strip to changes in key inputs. Management cannot extrapolate changes in fair value based on a 10 percent or 20 percent change in all key assumptions simultaneously in part because the relationship of the change in one assumption on the fair value of the retained interest is calculated independent from any change in another assumption. Changes in one factor may cause changes in another, which could magnify or offset the sensitivities.

INCOME TAXES

Description

The Company is subject to the income tax laws of the U.S., its states and municipalities and those of the foreign jurisdictions in which the Company operates. These tax laws are complex, and the manner in which they apply to the taxpayer's facts is sometimes open to interpretation. In establishing a provision for income tax expense, the Company must make judgments about the application of these inherently complex tax laws. The Company establishes a liability for unrecognized tax benefits, which are the differences between a tax position taken or expected to be taken in a tax return and the benefit recognized in the financial statements.

Deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities using the enacted tax rates expected to be in effect for the years in which the differences are expected to reverse. A valuation allowance is established when management determines that it is more likely than not that all or some portion of the benefit of the deferred tax asset will not be realized.

Assumptions/Approach Used

In establishing a liability for an unrecognized tax benefit, assumptions may be made in determining whether a tax position is more likely than not to be sustained upon examination by the taxing authority and also in determining the ultimate amount that is likely to be realized. A tax position is recognized when, based on management's judgment regarding the application of income tax laws, it is more likely than not that the tax position will be sustained upon examination. The amount of tax benefit recognized is based on the Company's assessment of the most likely outcome on ultimate settlement with the taxing authority. This measurement is based on many factors, including whether a tax dispute may be settled through negotiation with the taxing authority or is only subject to review in the courts. As new information becomes available, the Company evaluates its tax positions, and adjusts its unrecognized tax benefits, as appropriate.

Since deferred taxes measure the future tax effects of items recognized in the financial statements, certain estimates and assumptions are required to determine whether it is more likely than not that all or some portion of the benefit of a deferred tax asset will not be realized. In making this assessment, management analyzes and estimates the impact of future taxable income, reversing temporary differences and available tax planning strategies. These assessments are performed quarterly, taking into account any new information.

Effect if Actual Results Differ from Assumptions

If the tax benefit ultimately realized differs from the amount previously recognized in the income tax provision, the Company recognizes an adjustment to the provision.

Should a change in facts or circumstances lead to a change in judgment about the ultimate realizability of a deferred tax asset, the Company records or adjusts the related valuation allowance in the period that the change in facts or circumstances occurs, along with a corresponding increase or decrease to the income tax provision.

AMERICAN EXPRESS COMPANY CONSOLIDATED RESULTS OF OPERATIONS

SUMMARY OF THE COMPANY'S FINANCIAL PERFORMANCE

Years Ended December 31, *(Millions, except per share amounts and ratio data)*	2007	2006	2005
Revenues net of interest expense	**$27,731**	$25,154	$22,425
Expenses	**$17,824**	$16,989	$15,614
Provisions for losses and benefits	**$ 4,341**	$ 3,026	$ 2,758
Income from continuing operations	**$ 4,048**	$ 3,611	$ 3,062
Net income	**$ 4,012**	$ 3,707	$ 3,734
Earnings per common share from continuing operations — diluted	**$ 3.39**	$ 2.92	$ 2.43
Earnings per common share — diluted	**$ 3.36**	$ 2.99	$ 2.97
Return on average equity[(a)]	**37.3%**	34.7%	25.4%

(a) Calculated based on $4.0 billion, $3.7 billion, and $3.7 billion of net income, and $10.8 billion, $10.7 billion, and $14.7 billion of average shareholders' equity for the trailing 12 months ending December 31, 2007, 2006, and 2005, respectively. The increase in the ROE from 2005 to 2006 reflected the impact of the Ameriprise spin-off in 2005.

SELECTED STATISTICAL INFORMATION

Years Ended December 31, *(Billions, except percentages and where indicated)*	2007	2006	2005
Card billed business[(a)]:			
United States	**$ 459.3**	$ 406.8	$ 354.6
Outside the United States	**188.0**	154.7	129.8
Total	**$ 647.3**	$ 561.5	$ 484.4
Total cards-in-force *(millions)*[(b)]:			
United States	**52.3**	48.1	43.0
Outside the United States	**34.1**	29.9	28.0
Total	**86.4**	78.0	71.0
Basic cards-in-force *(millions)*[(b)]:			
United States	**40.9**	37.1	32.8
Outside the United States	**29.2**	25.4	23.2
Total	**70.1**	62.5	56.0
Average discount rate[(c)]	**2.56%**	2.57%	2.58%
Average basic cardmember spending *(dollars)*[(d)]	**$12,106**	$11,201	$10,445
Average fee per card *(dollars)*[(d)]	**$ 32**	$ 32	$ 35

(a) Card billed business includes activities (including cash advances) related to proprietary cards, cards issued under network partnership agreements, and certain insurance fees charged on proprietary cards. Card billed business is reflected in the United States or outside the United States based on where the cardmember is domiciled.

(b) Total cards-in-force represents the number of cards that are issued and outstanding. Proprietary basic consumer cards-in-force includes basic cards issued to the primary account owner and does not include additional supplemental cards issued on that account. Proprietary basic small business and corporate cards-in-force include basic and supplemental cards issued to employee cardmembers. Non-proprietary basic cards-in-force includes all cards that are issued and outstanding under network partnership agreements.

(c) This calculation is designed to approximate merchant pricing. It represents the percentage of billed business (both proprietary and Global Network Services) retained by the Company from merchants it acquires, prior to payments to third parties unrelated to merchant acceptance.

(d) Average basic cardmember spending and average fee per card are computed from proprietary card activities only. Average fee per card is computed based on net card fees including the amortization of deferred direct acquisition costs (which beginning prospectively as of July 1, 2006, was reclassified from other, net expense to a reduction in net card fees), divided by average worldwide proprietary cards-in-force. The adjusted average fee per card is computed in the same manner, but excludes amortization of deferred direct acquisition costs. The adjusted average fee per card was $36 and $35, in 2007 and 2006, respectively, and the amount of amortization excluded was $288 million and $147 million for 2007 and 2006, respectively. In 2005, the average fee per card in the table above was greater than in 2007 and 2006 as 2005 was prior to the reclassification discussed above. The Company presents adjusted average fee per card because management believes that this metric presents a better picture of card fee pricing across a range of its proprietary card products.

AMERICAN EXPRESS COMPANY

SELECTED STATISTICAL INFORMATION (CONTINUED)

Years Ended December 31, *(Billions, except percentages and where indicated)*	2007	2006	2005
Worldwide cardmember receivables:			
Total receivables	**$ 40.1**	$ 37.4	$ 34.2
90 days past due as a % of total	**3.0%**	2.8%	2.8%
Loss reserves *(millions)*:	**$ 1,149**	$ 981	$ 942
% of receivables	**2.9%**	2.6%	2.8%
% of 90 days past due	**95%**	95%	97%
Net loss ratio as a % of charge volume	**0.24%**	0.24%	0.26%
Worldwide cardmember lending — owned basis[(a)]:			
Total loans	**$ 54.5**	$ 43.3	$ 33.1
30 days past due as a % of total	**3.4%**	2.7%	2.5%
Loss reserves *(millions)*:			
Beginning balance	**$ 1,171**	$ 996	$ 972
Provision	**2,615**	1,507	1,227
Net write-offs	**(1,990)**	(1,359)	(1,155)
Other	**35**	27	(48)
Ending balance	**$ 1,831**	$ 1,171	$ 996
% of loans	**3.4%**	2.7%	3.0%
% of past due	**100%**	98%	122%
Average loans	**$ 47.2**	$ 36.5	$ 28.3
Net write-off rate	**4.2%**	3.7%	4.1%
Net finance revenue[(b)]/average loans	**9.4%**	9.3%	8.9%
Worldwide cardmember lending — managed basis[(c)]:			
Total loans	**$ 77.2**	$ 63.5	$ 54.3
30 days past due as a % of total	**3.2%**	2.6%	2.4%
Loss reserves *(millions)*:			
Beginning balance	**$ 1,622**	$ 1,469	$ 1,475
Provision	**3,726**	1,991	2,097
Net write-offs	**(2,799)**	(1,933)	(2,055)
Other	**32**	95	(48)
Ending balance	**$ 2,581**	$ 1,622	$ 1,469
% of loans	**3.3%**	2.6%	2.7%
% of past due	**106%**	97%	114%
Average loans	**$ 68.3**	$ 56.9	$ 48.9
Net write-off rate	**4.1%**	3.4%	4.2%
Net finance revenue[(b)]/average loans	**9.4%**	9.3%	9.2%

(a) "Owned," a GAAP basis measurement, reflects only cardmember loans included on the Company's Consolidated Balance Sheets.

(b) Net finance revenue represents cardmember lending finance revenue less cardmember lending interest expense.

(c) Includes on-balance sheet cardmember loans and off-balance sheet securitized cardmember loans. The difference between the "owned basis" (GAAP) information and "managed basis" information is attributable to the effects of securitization activities. See the U.S. Card Services segment for additional information on managed basis presentation.

* * *

The following discussions regarding Consolidated Results of Operations and Consolidated Liquidity and Capital Resources are presented on a basis consistent with GAAP unless otherwise noted.

CONSOLIDATED RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 2007

The Company's 2007 consolidated income from continuing operations rose $437 million or 12 percent to $4.0 billion and diluted earnings per share (EPS) from continuing operations rose $0.47 or 16 percent to $3.39. Consolidated income from continuing operations for 2006 increased $549 million or 18 percent from 2005 and diluted EPS from continuing operations for 2006 increased $0.49 or 20 percent from 2005.

The Company's 2007 consolidated net income increased $305 million or 8 percent to $4.0 billion, and diluted EPS increased $0.37 or 12 percent to $3.36. Consolidated net income for 2006 and 2005 was $3.7 billion. Net income for 2007 included a loss of $36 million from discontinued operations compared to $96 million and $672 million of income from discontinued operations in 2006 and 2005, respectively.

The Company's revenues and expenses, including provisions for losses and benefits, are affected by changes in the relative values of non-U.S. currencies to the U.S. dollar. The currency rate changes increased the growth rates of revenues net of interest expense, total expenses, and provisions for losses and benefits by approximately 2 percent in 2007 and 1 percent in 2006.

Results from continuing operations for 2007 included:

- A $1.13 billion ($700 million after-tax) gain for the initial payment due March 31, 2008, from Visa as part of the litigation settlement;
- $140 million of tax benefits primarily related to the resolution of prior years' tax items and the treatment of prior years' card fee income;
- An $80 million ($50 million after-tax) gain in connection with the initial adoption of Statement of Financial Accounting Standards (SFAS) No. 155, "Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140" (SFAS No. 155);
- A $63 million ($39 million after-tax) gain relating to amendments to the Company's U.S. pension plans, effective July 1, 2007, that reduced projected pension obligations to plan participants;
- A $685 million ($430 million after-tax) charge related to enhancements to the method of estimating Membership Rewards liability;
- A $438 million ($274 million after-tax) credit-related charge due to experienced deterioration of credit indicators in the latter part of 2007. This fourth quarter charge was split between U.S. Card Services' cardmember lending

and cardmember receivables of $288 million and $96 million, respectively, and included $54 million relating to a reduction in the fair market value of the Company's retained subordinated interest in securitized cardmember loans;

- $211 million ($131 million after-tax) of incremental business-building costs;
- $81 million ($41 million after-tax) third quarter 2007 initial charge related to the sale of certain AEIDC securities and the reclassification of the AEIDC investment portfolio from Available-for-Sale to the Trading investment category as a result of the related AEB sale agreement's impact on the holding period for these investments;
- $74 million ($46 million after-tax) of Visa litigation-related costs; and
- A $50 million ($31 million after-tax) contribution to the American Express Charitable Fund.

Also included in the 2007 results, were $66 million ($43 million after-tax) of reengineering costs related to the Company's business travel, prepaid services, international payments business and technology areas.

Results from continuing operations for 2006 included:

- $177 million ($155 million after-tax) of gains related to the sales of the Company's card and merchant-related activities in Brazil, Malaysia, and Indonesia;
- $68 million ($42 million after-tax) of gains related to a rebalancing program in the fourth quarter of 2006 to better align the maturity profile of the Travelers Cheque and Gift Card investment portfolio with its business liquidity needs;
- $174 million ($113 million after-tax) of charges associated with certain adjustments made to the Membership Rewards reserve models in the U.S. and outside the U.S.; and
- A $72 million ($47 million after-tax) reduction in cardmember lending finance revenue, and securitization income, net related to higher than anticipated cardmember completion of consumer debt repayment programs and certain associated payment waivers.

Also included in the 2006 results, were $152 million ($99 million after-tax) of reengineering costs related to business travel, operations, finance and technology areas and a favorable impact from lower early credit write-offs, primarily related to bankruptcy legislation enacted in October 2005 and lower than expected costs associated with Hurricane Katrina that were provided for in 2005, partially offset by a higher provision for losses in Taiwan due primarily to the impact of industry-wide credit issues.

Results from continuing operations for 2005 included:

- Tax benefits of $239 million resulting from the resolution of previous years' tax items and the finalization of state tax returns;
- A $112 million ($73 million after-tax) benefit from the recovery of September 11, 2001-related insurance claims; and
- A $49 million ($32 million after-tax) provision to reflect the estimated costs related to Hurricane Katrina.

Also included in the 2005 results were $273 million ($174 million after-tax) of reengineering costs related to business travel, operations, finance and technology areas and an increase in the provisions for losses related to increased bankruptcy filings resulting from the change in bankruptcy legislation.

Revenues Net of Interest Expense

Consolidated revenues net of interest expense for 2007 of $27.7 billion were up $2.6 billion or 10 percent from 2006 primarily due to increased interest income, higher discount revenue, greater net card fees, and higher securitization income, net, partially offset by increased interest expense and lower other revenues in 2007. Consolidated revenues net of interest expense of $25.2 billion for 2006 were $2.7 billion or 12 percent higher than 2005 due to increased discount revenue, greater interest income, higher other revenues, and increased securitization income, net, partially offset by greater interest expense. Consolidated revenues net of interest expense in 2006 also included a $72 million reduction in cardmember lending finance revenue and securitization income, net related to higher than anticipated cardmember completion of consumer debt repayment programs and certain associated payment waivers as well as a reclassification of certain card acquisition-related costs, beginning prospectively July 1, 2006, from other expenses to a reduction in net card fees.

Discount revenue for 2007 rose $1.6 billion or 12 percent as compared to 2006 to $14.6 billion as a result of a 15 percent increase in worldwide billed business. The slower growth in discount revenue compared to billed business growth reflected the relatively faster growth in billed business related to GNS where the Company shares the discount revenue with third-party card issuing partners, and higher cash-back rewards costs and corporate incentive payments which are reported as reductions to revenue (contra-revenue). The 15 percent increase in worldwide billed business in 2007 reflected increases in average spending per proprietary basic card, growth in basic cards-in-force and a 49 percent increase in billed business related to GNS from 2006. The average discount rate was 2.56 percent, 2.57 percent, and 2.58 percent for 2007, 2006, and 2005, respectively. Over time, selective repricing initiatives, changes in the mix of business, and volume-related pricing

discounts for merchants acquired by the Company likely will result in some erosion of the average discount rate.

U.S. billed business and billed business outside the United States were up 13 percent and 22 percent, respectively, in 2007, due to an increase in average spending per proprietary basic card and growth in basic cards-in-force. The growth in the billed business both within the U.S. and outside the U.S. reflected increases within the Company's consumer card business, small business spending, Corporate Services volumes and the increase in GNS business.

The table below summarizes selected statistics for which increases in 2007 have resulted in discount revenue growth:

	Percentage Increase	Percentage Increase Assuming No Changes in Foreign Exchange Rates
Worldwide[(a)]		
Billed business	15%	13%
Average spending per proprietary basic card	8	6
Basic cards-in-force	12	
United States[(a)]		
Billed business	13	
Average spending per proprietary basic card	4	
Basic cards-in-force	10	
Proprietary consumer card billed business[(b)]	12	
Proprietary small business billed business[(b)]	15	
Proprietary Corporate Services billed business[(c)]	10	
Outside the United States[(a)]		
Billed business	22	14
Average spending per proprietary basic card	18	10
Basic cards-in-force	15	
Proprietary consumer and small business billed business[(d)]	14	6
Proprietary Corporate Services billed business[(c)]	22	13

(a) Captions in the table above not designated as "proprietary" include both proprietary and Global Network Services data.

(b) Included in the U.S. Card Services segment.

(c) Included in the Global Commercial Services segment.

(d) Included in the International Card Services segment.

Assuming no changes in foreign exchange rates, total billed business outside the United States reflected low double-digit proprietary growth in Europe and Canada, high single-digit growth in Asia Pacific, and a small decline in Latin America. Assuming no changes in foreign exchange rates and excluding the impact of the sales in Brazil, Malaysia, and Indonesia during 2006, Asia Pacific and Latin America also exhibited double-digit proprietary growth, and total proprietary growth outside the United States was 11 percent.

The increase in 2007 in overall cards-in-force within both proprietary and GNS reflected continued strong card acquisitions as well as continued favorable average customer retention levels. In 2007, 8.4 million cards were added in the U.S. and non-U.S. businesses combined. During 2006, discount revenue rose $1.5 billion or 13 percent to $13.0 billion compared to 2005 as a result of a 16 percent increase in worldwide billed business, partially offset by a lower average discount rate, relatively faster growth in billed business related to GNS, and higher cash-back rewards costs. The 16 percent increase in worldwide billed business in 2006 reflected increases in average spending per proprietary basic card, growth in cards-in-force, and a 48 percent increase in billed business related to GNS from 2005.

Travel commissions and fees increased $148 million or 8 percent to $1.9 billion in 2007 reflecting a 13 percent increase in worldwide travel sales primarily driven by higher airline ticket prices. Travel commissions and fees in 2006 of $1.8 billion were unchanged from 2005 as a 6 percent increase in travel sales was offset by a moderately reduced level of transactions and lower average revenue per transaction, due in part to increased online bookings.

Other commissions and fees increased $184 million or 8 percent to $2.4 billion in 2007 and $127 million or 6 percent in 2006 to $2.2 billion due to higher assessments, increases in foreign exchange conversion fees, and other service fees.

Net card fees increased $56 million or 3 percent to $2.1 billion in 2007 due to card growth partially offset by the reclassification of certain card acquisition-related costs beginning July 1, 2006, from operating expenses to a reduction in net card fees. In 2006, net card fees decreased $39 million or 2 percent to $2.0 billion as the benefit of card growth was offset by the reclassification of certain card acquisition-related costs as mentioned above.

Securitization income, net increased $18 million or 1 percent to $1.5 billion in 2007 due to a larger average balance of securitized loans, higher net gains from securitization, the $80 million impact of the initial adoption of SFAS No. 155 previously discussed, and a reduction in revenue a year ago from higher than anticipated cardmember completion of consumer debt repayment programs and certain associated payment waivers. These favorable impacts were partially offset by an increase in write-offs, a $54 million reduction in the fair market value of the Company's retained subordinated interests in securitized cardmember loans, and greater interest expense due to a higher coupon rate paid to certificate holders. Securitization income, net increased $229 million or 18 percent to $1.5 billion in 2006 as a higher trust portfolio yield and a decrease in trust portfolio write-offs were partially offset by

greater interest expense due to a higher coupon rate paid to certificate holders, a lower average securitization balance, and the impact of higher than anticipated cardmember completion of consumer debt repayment programs and certain associated payment waivers.

Other revenues in 2007 decreased $44 million or 3 percent to $1.6 billion as higher network, merchant, publishing, and insurance-related revenues were more than offset by the $105 million of charges recorded in the third and fourth quarters of 2007, related to the reclassification of AEIDC's investment portfolio as previously mentioned and a positive impact in 2006 related to the rebalancing of the Company's Travelers Cheque and Gift Card investment portfolio. Other revenues increased $372 million or 28 percent to $1.7 billion in 2006 primarily due to $68 million of gains related to the rebalancing of the Company's Travelers Cheque and Gift Card investment portfolio as discussed previously, fees associated with transition services agreements with Ameriprise as well as higher network partner-related fees.

Interest income rose $1.7 billion or 29 percent to $7.4 billion in 2007 primarily reflecting an increase in cardmember lending finance revenue, which grew $1.6 billion or 34 percent due to a 29 percent increase in average worldwide cardmember lending balances primarily reflecting spending growth on lending products and new cardmembers acquired, as well as a higher portfolio yield. During 2006, interest income increased $1.3 billion or 30 percent to $5.7 billion, reflecting an increase in cardmember lending finance revenue due to growth in average worldwide lending balances and a higher portfolio yield.

Interest expense increased $1.1 billion or 40 percent to $3.8 billion in 2007, reflecting a $544 million or 35 percent increase in charge card and other interest expense and a $542 million or 45 percent increase in cardmember lending interest expense due to increased debt funding levels in support of growth in receivable and loan balances, respectively, and a higher effective cost of funds. Interest expense of $2.7 billion in 2006 was $761 million or 38 percent higher than 2005 reflecting a higher effective cost of funds and increased debt funding levels in support of growth in loans and receivable balances.

Expenses

Consolidated expenses for 2007 were $17.8 billion, up $835 million or 5 percent from $17.0 billion in 2006. The increase in 2007 was primarily driven by increased marketing, promotion, rewards and cardmember services expenses and higher human resources expenses, partially offset by lower other, net expenses. Consolidated expenses for 2006 were $17.0 billion, up $1.4 billion or 9 percent from $15.6 billion in 2005. The increase in 2006 was driven primarily by higher marketing, promotion, rewards and cardmember services expenses, increased human resources expenses, and greater professional services expenses. Consolidated expenses in 2007, 2006, and 2005 also included $66 million, $152 million and $273 million, respectively, of reengineering costs primarily within the Company's business travel, prepaid services, international consumer and small business services, and technology areas in 2007 and within the business travel, operations, finance, and technology areas in 2006 and 2005.

Marketing, promotion, rewards and cardmember services expenses increased $1.3 billion or 20 percent to $7.8 billion in 2007, reflecting a $685 million charge related to the Membership Rewards liability due to enhancements to the method of liability estimation as discussed above, a higher redemption rate, higher volume-related rewards costs, and incremental marketing and promotion and business-building costs, partially offset by the impact of charges in 2006 associated with adjustments made to the Membership Rewards reserve models.

Marketing, promotion, rewards and cardmember services expenses increased $681 million or 12 percent to $6.5 billion in 2006 reflecting greater rewards costs and higher marketing and promotion expenses. The higher rewards costs continued to reflect volume growth, a higher redemption rate, and strong cardmember loyalty program participation. Rewards costs in 2006 included $174 million of charges related to certain adjustments made to the Membership Rewards reserve model in the United States and outside the United States. Marketing expenses reflected relatively high levels of spending related to various business-building initiatives, but lower costs versus 2005 related to the Company's ongoing global "MyLife, MyCard(SM)" advertising campaign, which was in a more active phase during 2005.

Human resources expenses increased $398 million or 8 percent to $5.4 billion in 2007 due to a higher level of employees and merit increases, partially offset by the $63 million pension-related gain previously discussed and lower severance-related costs compared to 2006. The increased level of employees primarily reflected employee additions related to customer service volumes and initiatives and the acquisition of Harbor Payments, Inc. on December 31, 2006, and the acquisition of a travel services business in 2007. Human resources expenses in 2006 increased $295 million or 6 percent to $5.0 billion compared to 2005 due to merit increases and larger benefit-related costs, partially offset by a relatively flat level of employees and lower severance-related costs compared to 2005. Reengineering costs in 2007, 2006, and 2005, included $49 million, $111 million, and $195 million, respectively, of severance, of which $34 million, $89 million, and $159 million was restructuring-related and is included within human resources expenses.

Professional services expenses remained flat in 2007 compared to 2006 and increased $283 million or 14 percent in 2006 due to higher technology service fees, greater business and service-related volumes and increased credit and collection costs.

Other, net expenses in 2007 decreased $969 million or 71 percent to $389 million compared to 2006 driven by a gain of $1.13 billion related to the settlement of litigation with Visa, and the reclassification of certain card-acquisition costs to card fee revenue beginning July 1, 2006, partially offset by the $177 million gain related to the sale of the Company's card and merchant-related activities in Brazil, Malaysia, and Indonesia in 2006, litigation expenses of $74 million related to settlement with Visa, and a $50 million contribution to the American Express Charitable Fund. Other, net expenses in 2006 increased $55 million or 4 percent to $1.4 billion compared to 2005 due to the September 11, 2001-related insurance settlement in 2005 and higher volume and technology-related costs in 2006 offset by the reclassification of certain card-acquisition costs to card fee revenue beginning July 1, 2006, and the 2006 gains on the sales of the Company's card and merchant-related activities in Brazil, Malaysia, and Indonesia.

Provisions for Losses and Benefits

Consolidated provisions for losses and benefits in 2007 increased $1.3 billion or 43 percent over last year to $4.3 billion reflecting a $1.1 billion or 70 percent increase in the cardmember lending provision and a $205 million or 22 percent increase in the charge card provision. The increase in cardmember lending provision for losses was due to higher write-off and delinquency rates, increased loan volumes, and the charge for credit-related trends previously discussed. The increase in charge card provision was due to the additional charge for credit-related trends previously discussed and higher business volumes.

Consolidated provisions for losses and benefits in 2006 increased $268 million or 10 percent over 2005 to $3.0 billion as the cardmember lending and other (including investment certificates) provisions growth of $274 million or 20 percent and $97 million or 26 percent, respectively, was partially offset by a $103 million or 10 percent decline in the charge card provision. The increase in the lending provision was driven by increased loan volumes globally and higher loss rates outside the United States, primarily in Taiwan, partially offset by the favorable impact of lower bankruptcy-related charge-offs and strong credit quality in the United States, and lower than expected costs related to Hurricane Katrina losses that were provided for in 2005. The other provision (including investment certificates) rose due to higher interest rates on larger investment certificate balances and increased merchant-related reserves. Compared to 2005, the charge provision reflected the lower loss rate, lower than expected costs for Hurricane Katrina losses that were provided for in 2005, and improved results from collection activities.

Income Taxes

The effective tax rate was 27 percent in 2007 compared to 30 percent in 2006 and 24 percent in 2005. The effective tax rate in 2007 as compared to 2006 included tax benefits of $140 million from Internal Revenue Service (IRS) settlements and resolution of prior years' tax items and lower tax rates applied to the earnings of the Company's non-U.S. subsidiaries, partially offset by an increase in state and local income tax. The effective tax rate in 2006 as compared to 2005 reflected higher state and local income taxes in 2006, and 2005 included the benefit related to the resolution of IRS audits of previous years' tax returns.

Discontinued Operations

(Loss) Income from discontinued operations, net of tax, was ($36) million, $96 million and $672 million in 2007, 2006, and 2005, respectively. Loss from discontinued operations, net of tax, during 2007, primarily related to AEB's results from operations, which included $71 million ($45 million after-tax) compliance-related remediation costs and $60 million pretax and after-tax of regulatory and legal expense, as well as businesses disposed of in previous years. Income from discontinued operations, net of tax, during 2006, reflected AEB results from operations, including an $88 million ($40 million after-tax) gain from the sale of its investment in Egyptian American Bank and a $48 million ($22 million after-tax) loss related to the sale of its international banking activities in Brazil, as well as a tax benefit related to Ameriprise upon finalization of the Company's 2005 U.S. federal tax return and costs related to businesses disposed of in previous years. 2005 results from discontinued operations included the results of Ameriprise and certain other dispositions (primarily TBS) through September 30, 2005.

Impact of Credit and Capital Market Environment

Overview

In December, the Company began to feel the effects of the weakening U.S. economy as cardmember spending slowed and past-due and write-off rates in U.S. Card Services increased. In the latter part of 2007, there was also significant volatility in the capital markets, particularly for the valuations of mortgage-backed and other asset-backed structured products as well as in the issuance cost and availability of short-term, asset-backed debt for certain issuers.

U.S. Card Services cardmember lending and receivables

While overall cardmember spending for U.S. Card Services continued to be relatively strong and the Company benefited from a focus on the affluent sector of the market, the Company saw negative credit trends among U.S. consumers in the latter part of 2007, particularly in certain parts of California, Florida and other regions of the country most affected by the

housing downturn as well as with U.S. small businesses. As a result, the Company recorded a $438 million credit-related charge in the fourth quarter. The credit-related charge was comprised of additional provision for losses for U.S. Card Service's cardmember lending and cardmember receivables of $288 million and $96 million, respectively, and a $54 million charge relating to a reduction in the fair market value of the Company's retained subordinated interest in securitized cardmember loans.

In managing risk, the Company's objective is to protect its profitability, but also protect, to the extent it can, the Company's ongoing relationship with the cardmember and their experience. With this in mind, the following actions have been taken by the Company across the U.S. Card Services portfolios:

- The Company has implemented a reduction of cardmember lines of credit for specific segments of the cardmember portfolio representing the greatest risk. These segments include cardmembers holding sub-prime mortgages and small businesses, in particular those operating in specific industries, such as mortgage companies, home builders and construction related businesses.
- The Company has adjusted its risk management models to reflect the higher probability of default that exists during a weaker economy, and in geographies that have been most impacted by home price declines.
- To improve recoveries, the Company has increased its staffing levels in credit and collection.

Investment Portfolios

The Company's investment portfolios support specific businesses such as the AEIDC certificate business within international banking services, Travelers Cheques business, and the contingent liquidity investment portfolio (as discussed below). The Company's objective is to manage the type and mix of assets as well as their maturity profile to ensure that the cash and liquidity needs of the respective business or portfolio can be met without relying on the sale of investments prior to maturity. As a result, the Company generally holds its investments until their maturity. However, management may sell securities prior to maturity due to changes in Company-specific business goals, liquidity needs, and the credit and capital market environment.

The Company reviews and evaluates its investments at least quarterly and more often as market conditions may require, to identify investments that have indications of other-than-temporary impairments. The determination of other-than-temporary impairments is a subjective process, requiring the use of assumptions and application of judgment. In addition to its impairment evaluation, the Company corroborates the prices provided by its pricing vendors to test the accuracy of the fair values.

The Company did not experience any defaults or event of defaults, or determine it would not receive timely contractual payments of interest and repayment of principal, on any of its holdings in its investment portfolios in 2007.

At December 31, 2007, the Company owned approximately $2.5 billion of asset-backed securities, including mortgage-backed securities. 99 percent of these asset-backed securities were rated AAA at December 31, 2007. $1.6 billion of these asset-backed securities are classified as Trading securities and support the AEIDC certificate business. Unrealized holding gains and losses on Trading securities are recorded in earnings. The remaining asset-backed securities are classified as Available-for-Sale. Unrealized holding gains and losses on Available-for-Sale securities are included in accumulated other comprehensive (loss) income until disposition of the investments. $838 million of the asset-backed securities owned by the Company that are classified as Available-for-Sale are included in Assets of Discontinued Operations on the Company's balance sheet. Total gross unrealized losses remaining in accumulated other comprehensive (loss) income at December 31, 2007, related to the asset-backed securities classified as Available-for-Sale amounted to $11 million ($10 million related to discontinued operations).

The Company owns state and municipal securities that primarily support the Travelers Cheques business and are classified as Available-for-Sale. Approximately 73 percent of state and municipal investments owned by the Company are insured by financial guarantors that guarantee timely payment of interest and ultimate payment of principal on insured obligations. Certain financial guarantors have recently experienced credit downgrades and difficulty obtaining cost effective capital due to the insurers' exposure to mortgage-related securities guarantees. As of December 31, 2007, approximately 98 percent of the Company's state and municipal investments insured by financial guarantors were rated AAA, the remaining were rated AA. The ratings of these securities will depend in part on the ratings of the financial guarantors as well as in part on the underlying issuers' ratings without respect to the guaranty, among other factors. The Company has not, to date, incurred any significant losses in the value of its holdings as a result of the financial guarantors' credit problems. Continued deterioration in the ratings and investor confidence in the claims-paying abilities of the financial guarantors, or their inability to pay guaranty claims, could result in declines in the values of these securities. During 2007, the Company sold certain investments insured by financial guarantors that it considered to be most at risk to lose their investment grade credit rating.

The current credit market environment had a small positive impact on the values of U.S. Treasury and government sponsored entities (Fannie Mae and Freddie Mac) securities included in the Company's contingent liquidity portfolio (as discussed below).

Valuations of securities held within the Company's investment portfolio will continue to be subject to changes in external market factors including default rates, rating agency actions, and the prices at which observable market transactions occur. The Company's future results may be impacted by the valuation adjustments applied to these holdings.

Other Assets

As discussed in Note 6 of the Consolidated Financial Statements, other assets include an interest only-strip, which represents a retained interest in securitized cardmember loans. The Company records any change in the fair value of the interest-only strip in securitization income, net. As previously discussed in the Critical Accounting Policies section, the value of the interest-only strip may be impacted by changes in certain key assumptions including expected credit losses and the discount rate.

Liquidity

As discussed in more detail below, the Company's reliance on diverse sources of funding, with wide ranges of maturities, and its contingent liquidity strategy allow for the continued funding of business operations through difficult economic, financial market and business conditions when access to regular funding sources could become diminished or interrupted.

While the credit market environment that began to emerge in the second half of 2007 included disruptions in the capital markets, the Company had access to sufficient financing through its existing funding sources to meet its business needs in 2007. Disruptions in the financial markets, however, resulted in a change of the Company's debt funding mix in the second half of 2007, particularly considering maturity and floating rate versus fixed rate profiles. (See the Market Risk Management section for further discussion regarding the mix of floating and fixed rate funding.)

Continued disruptions in 2008 in the financial markets could result in further changes in the funding mix. Specifically, a lack of investor demand in sectors of the debt capital market, such as for 1-to-5 year unsecured floating rate debt or the A-rated and BBB-rated tranches of the card securitization market, could alter the Company's funding mix. In such cases, the Company would increase its issuance of longer-term unsecured debt or issue the AAA-rated tranches of its securitizations, where investor demand has been stronger. Through February in 2008, the Company issued approximately $3.7 billion of AAA-rated securitization certificates. It retained approximately $235 million of related A-rated securities and approximately $275 million of BBB-rated securities, as the Company had more cost-effective alternative sources of financing for these amounts. The Company will continue to evaluate its alternative sources of funding and seek the mix that achieves cost-efficiency consistent with its funding and liquidity strategies.

Credit ratings have a significant impact on the borrowing costs of the Company. There have been no changes in the Company's credit ratings during 2007.

Outlook

In early January 2008, as the Company saw clear signs that the U.S. economy was weakening, the Company announced its expectations for slower growth in cardmember spending and weaker credit trends in the year ahead, and that these factors would lead to slower growth in earnings per share in 2008 than the Company has generated in recent years. The Company's planning assumptions were based on a moderate downturn in the U.S. economy and a more cautious view of the business environment in the coming year. However, the situation is fluid and any significant change in the economic and credit environment could alter the Company's 2008 outlook.

CONSOLIDATED CAPITAL RESOURCES AND LIQUIDITY

CAPITAL STRATEGY

The Company generates equity capital primarily through net income to fund current needs and future business growth and to maintain a targeted debt rating. The maintenance of a solid equity capital base provides the Company with a strong and stable debt rating, which facilitates uninterrupted access to diversified sources of financing to fund asset growth. The Company also has a contingency funding plan to help ensure adequate sources of financing in difficult economic or market environments and, in certain circumstances, adverse events affecting the Company.

The Company believes allocating capital to growing businesses with a return on risk-adjusted equity in excess of its cost of capital will generate shareholder value. The Company retains sufficient earnings and other capital generated to satisfy growth objectives and maintain a solid equity capital base. To the extent capital exceeds business, regulatory, and rating agency requirements, the Company returns excess capital to shareholders through dividends and the share repurchase programs.

Assuming the Company achieves its financial objectives of 12 to 15 percent EPS growth, 33 to 36 percent ROE and at least 8 percent revenue growth, on average and over time, it will seek to return to shareholders an average of 65 percent of capital generated, subject to business mix, acquisitions and rating agency requirements.

Important factors relating to ROE include the Company's margins, the amount and type of receivables and other assets needed to generate revenue, the level of capital required to support its assets, and the mix between shareholders' equity and other forms of financial capital that it holds as a result of its financing activities.

During 2007, the Company met its ROE target. In keeping with the Company's objectives, regarding the return of excess capital to shareholders, the Board of Directors of the Company approved a 20 percent increase in the quarterly dividend on the Company's common stock from $0.15 to $0.18 per share, paid February 8, 2008, to shareholders of record on January 4, 2008. During 2007, through dividends and share repurchases, the Company returned approximately 88 percent of total capital generated to shareholders in the form of $740 million in dividends and $3.6 billion of share repurchases. The Company was able to return a high percentage of its earnings and capital generated to shareholders during 2007 due in part to its balance sheet management activities that seek to optimize the level of shareholders' equity required to support its growth.

The Company maintains flexibility to shift capital across its businesses as appropriate. For example, the Company may infuse additional capital into subsidiaries to maintain capital at targeted levels, considering debt ratings and regulatory requirements. These infused amounts can affect both the capital and liquidity levels for American Express' parent company (Parent Company). The Company maintains discretion to manage these effects, by issuing debt and reducing projected common share buybacks. Additionally, the Company may transfer short-term funds within the Company to meet liquidity needs, subject to and in compliance with various contractual and regulatory constraints.

SHARE REPURCHASES

The Company has a share repurchase program to return equity capital in excess of business needs to shareholders. These share repurchases both offset the issuance of new shares as part of employee compensation plans and reduce shares outstanding. The Company repurchases its common shares primarily by open market purchases.

Approximately 71 percent of capital generated has been returned to shareholders since inception of the share repurchase program in 1994. During 2007, the Company purchased 60 million common shares at an average price of $59.42. At December 31, 2007, there were approximately 105 million shares remaining under authorizations to repurchase shares approved by the Company's Board of Directors.

CASH FLOWS

Cash Flows from Operating Activities

In 2007 and 2006, net cash provided by operating activities exceeded net income, primarily due to provisions for losses and benefits, which do not require cash at the time of provision. Similarly, depreciation and amortization represent non-cash expenses. In addition, net cash was provided by fluctuations in other operating assets and liabilities (including the Membership Rewards liability). These accounts vary significantly in the normal course of business due to the amount and timing of various payments.

For the year ended December 31, 2007, net cash provided by operating activities of $8.5 billion decreased compared to 2006. The decrease was primarily due to an outflow of cash resulting from fluctuations in the Company's operating assets and liabilities offset by higher net income.

Net cash provided by operating activities was higher in 2006 than 2005 due to fluctuations in other operating assets and liabilities.

Management believes cash flows from operations, available cash balances and short-term borrowings will be sufficient to fund the Company's operating liquidity needs.

Cash Flows from Investing Activities

The Company's investing activities primarily include funding cardmember loans and receivables, securitizations of cardmember loans and receivables, and the Company's Available-for-Sale investment portfolio.

For the year ended December 31, 2007, net cash used in investing activities of $17.1 billion increased compared to 2006, primarily due to net increases in cardmember receivables and loans and cash used in investing activities attributable to discontinued operations offset by an increase in proceeds from loan and receivable securitizations.

In 2006, net cash used in investing activities decreased from 2005 primarily as a result of cash retained by Ameriprise after the spin-off.

Cash Flows from Financing Activities

The Company's financing activities primarily include issuing debt and taking customer deposits in addition to the sale and redemption of investment certificates. The Company also regularly repurchases its common shares.

In 2007, net cash provided by financing activities of $15.5 billion increased compared to 2006, primarily due to a net increase in debt and the net change in customers' deposits, partially offset by a decrease in the issuance of shares and an increase in dividends paid.

In 2006, financing activities provided net cash greater than in 2005 primarily due to a net increase in debt partially offset by an increase in share repurchases.

FINANCING ACTIVITIES

The Company is committed to maintaining cost-effective, well-diversified funding programs to support current and future asset growth in its global businesses. The Company's funding plan is structured to meet expected and changing business needs to fund asset balances efficiently and cost-effectively. The Company relies on diverse funding sources, to help

ensure the availability of financing in unexpected periods of stress and to manage interest rate exposures. In addition to the funding plan described below, the Company has a contingent funding strategy to allow for the continued funding of business operations through difficult economic, financial market and business conditions when access to regular funding sources could become diminished or interrupted. In 2007 and 2006, the Company had uninterrupted access to the money and capital markets.

The Company's proprietary card businesses are the primary asset-generating businesses, with significant assets in both domestic and international cardmember receivable and lending activities. Accordingly, the Company's most significant borrowing and liquidity needs are associated with its proprietary card businesses. The Company generally pays merchants for card transactions prior to reimbursement by cardmembers. The Company funds merchant payments during the period cardmember loans and receivables are outstanding. The Company also has additional borrowing needs associated with general corporate purposes.

The following discussion includes information on both a GAAP and managed basis. The managed basis presentation includes debt issued in connection with the Company's lending securitization activities, which are off-balance sheet. For a discussion of managed basis and management's rationale for such presentation, refer to the U.S. Card Services discussion below.

FUNDING PROGRAMS

The Company's funding activities and liquidity planning are integrated into its asset-liability management activities. The Company's assets and growth have been financed principally through the following sources:

Long-term sources:

- Senior unsecured debentures,
- Asset securitizations,
- Long-term committed bank borrowing facilities in selected non-U.S. markets, and

Short-term sources:

- Commercial paper, and
- Bank notes, customers' deposits, institutional certificates of deposit, and Fed Funds.

The Company's current funding strategy is to maintain short-term debt outstanding to meet seasonal and other working capital needs, as well as to replace maturing long-term debt and finance business growth primarily through long-term unsecured debt and asset securitization issuances. During 2008, the Company has $11.8 billion of unsecured long-term debt and $4.7 billion of asset securitizations that will mature. The Company has, to date and over time, financed approximately one-third of its U.S. consumer and small business lending receivables through asset securitizations and a smaller proportion of its U.S. consumer, small business, and corporate charge card receivables through asset securitizations. The Company's 2008 long-term issuance plan provides for the refinancing of maturities and funding business growth through a broad and globally diversified mix of maturities, markets, securities, and currencies, including issuance from both lending and charge receivables trusts. (Refer to the discussion above for a discussion of how the credit market environment could affect the mix of debt issuances.)

The Company's short-term funding programs are used primarily to meet working capital needs, such as managing seasonal variations in receivables balances, and have not, on average, grown in size with its business growth. The ultimate amount and mix issued will depend on the Company's needs and market conditions.

General corporate purpose funding is primarily through the Parent Company and American Express Travel Related Services Company, Inc. (TRS). The Company funds its cardmember receivables and loans primarily through five entities. American Express Credit Corporation (Credco) finances the vast majority of worldwide cardmember receivables, while American Express Centurion Bank (Centurion Bank) and American Express Bank, FSB (FSB) principally fund cardmember loans originated from the Company's U.S. lending activities. Two trusts are used by the Company in connection with the securitization and sale of U.S. receivables and loans generated in the ordinary course of the Company's proprietary card businesses.

The Asset/Liability Committees of Centurion Bank and FSB provide management oversight with respect to formulating and ratifying funding strategy and to ensure that all funding policies and requirements of the two banks are met.

The Company's debt offerings are placed either directly to investors, as in the case of its commercial paper program through Credco, or through securities brokers or underwriters. In certain international markets, bank borrowings are used to partially fund cardmember receivables and loans.

Diversity of funding sources by type of debt instrument, by maturity and by investor base provides additional insulation from unforeseen events in the debt market. The Company had the following consolidated debt, on both a GAAP and managed basis, and customer deposits outstanding at December 31:

(Billions)	2007	2006
Short-term debt	$ 17.8	$15.2
Long-term debt	55.3	42.7
Total debt (GAAP basis)	73.1	57.9
Off-balance sheet securitizations	22.7	20.2
Total debt (managed basis)	95.8	78.1
Customers' deposits	15.4	12.0
Total debt (managed) and customers' deposits	$111.2	$90.1

Short-term debt is defined as any debt with an original maturity of 12 months or less. Credco's commercial paper is a widely recognized name among short-term investors and is a principal source of short-term debt for the Company. Centurion Bank and FSB raise short-term debt through various instruments. The Company had the following short-term debt outstanding at December 31:

(Billions)	2007	2006
Credco:		
Commercial Paper	$10.5	$ 5.8
Other	0.6	0.1
Centurion Bank and FSB:		
Bank Notes	2.9	6.0
Fed Funds	2.4	1.8
Other	1.4	1.5
Total	$17.8	$15.2

Average commercial paper outstanding was $7.8 billion in 2007 and 2006. Credco currently manages the level of short-term debt outstanding such that its back-up liquidity, including available bank credit facilities and term liquidity portfolio investment securities, is not less than 100 percent of net short-term debt. Net short-term debt, which consists of commercial paper and certain other short-term borrowings less cash and cash equivalents, was $7.9 billion at December 31, 2007. Based on the maximum available borrowings under bank credit facilities and term liquidity portfolio investment securities, Credco's total back-up liquidity coverage of net short-term debt was 140 percent and 212 percent at December 31, 2007 and 2006, respectively.

The Company had short-term debt as a percentage of total debt at December 31 as follows:

	2007	2006
Short-term debt percentage of total debt (GAAP basis)	24.3%	26.3%

Centurion Bank and FSB also raise customer deposits through the issuance of certificates of deposit to retail and institutional customers. As of December 31, 2007, Centurion Bank and FSB held $14.7 billion in customer deposits.

In 2007, debt with maturities primarily ranging from 2 to 10 years was issued in the U.S. and international markets. The Company's 2007 offerings, which include those made by the Parent Company, Credco, Centurion Bank, FSB, American Express Receivables Financing Corporation LLC V (the Charge Trust) and the American Express Credit Account Master Trust (the Lending Trust) are presented in the following table on both a GAAP and managed basis:

(Billions)	Amount
American Express Company (Parent Company only)[(a)]:	
Fixed Rate Senior Notes	$ 1.5
American Express Credit Corporation:	
Fixed and Floating Rate Senior Notes	3.1
Borrowings under Bank Credit Facilities	0.4
American Express Centurion Bank:	
Fixed and Floating Rate Senior Notes	7.2
American Express Bank, FSB:	
Fixed and Floating Rate Senior Notes	6.7
American Express Receivables Financing Corporation LLC V:	
Floating Rate Senior Notes and Subordinated Notes	2.0
GAAP Basis	20.9
American Express Credit Account Master Trust:	
Trust Investor Certificates (off-balance sheet)	6.0
Managed Basis	$26.9

(a) The table above excludes the remarketing of the Convertible Senior Debentures as Senior Notes described below.

The Company continues to issue debt with a wide range of maturities to reduce and spread out the refinancing requirement in future periods. The Company expects that its planned funding during 2008 will be met through a combination of similar sources to those on which it currently relies. However, the Company continues to assess its needs and investor demand and may change the mix of its existing sources as well as seek to add new sources to its funding mix. The Company's funding plan is subject to various risks and uncertainties, such as disruption of financial markets, market capacity and demand for securities offered by the Company, regulatory changes, ability to sell receivables and the performance of receivables previously sold in securitization transactions. Many of these risks and uncertainties are beyond the Company's control.

At December 31, 2007, the Parent Company had an unspecified amount of debt or equity securities and Credco had

an unspecified amount of debt available for issuance under shelf registrations filed with the SEC. In addition, TRS, Centurion Bank, FSB, Credco, and American Express Overseas Credit Corporation Limited, a wholly-owned subsidiary of Credco, have established a program for the issuance outside the United States of debt instruments to be listed on the Luxembourg Stock Exchange. The maximum aggregate principal amount of debt instruments outstanding at any one time under the program cannot exceed $10 billion.

The Company's equity capital and funding strategies are designed to maintain high and stable debt ratings from the major credit rating agencies, Moody's, Standard & Poor's and Fitch Ratings. Maintenance of high and stable debt ratings is critical to ensuring the Company has continuous access to the capital and credit markets. It also enables the Company to reduce its overall borrowing costs. At December 31, 2007, the Parent Company debt ratings were as follows:

	Moody's	Standard & Poor's	Fitch Ratings
Short-term	P-1	A-1	F1
Senior unsecured	A1	A+	A+

The Company actively manages the risk of liquidity and cost of funds resulting from the Company's financing activities. A downgrade of the Company's debt ratings would increase its borrowing costs. Management believes a decline in the Company's long-term credit rating by two levels would result in the Company having to significantly reduce its commercial paper and other short-term borrowings. Remaining borrowing requirements would be addressed through other means such as the issuance of long-term debt, additional securitizations, increased deposit taking, and the sale of investment securities or drawing on existing credit lines. This would result also in higher interest expense on the Company's commercial paper and other debt, as well as higher fees related to unused lines of credit. The Company believes a two-level downgrade is highly unlikely due to its capital position and the strength of its franchise.

Asset Securitizations

The Company periodically securitizes cardmember receivables and loans arising from its card business. The securitization market provides the Company with cost-effective funding. Securitization of cardmember receivables and loans is accomplished through the transfer of those assets to a trust, which in turn issues certificates or notes (securities) to third-party investors collateralized by the transferred assets. The proceeds from issuance are distributed to the Company, through its wholly-owned subsidiaries, as consideration for the transferred assets. Securitization transactions are accounted for as either a sale or secured borrowing, based upon the structure of the transaction.

Securitization of cardmember receivables generated under designated consumer charge card and small business charge card accounts is accomplished through the transfer of cardmember receivables to the American Express Issuance Trust (Charge Trust). Securitizations of these receivables are accounted for as secured borrowings because the Charge Trust is not a qualifying special purpose entity (QSPE). Accordingly, the related assets being securitized are not accounted for as sold and continue to be reported as owned assets on the Company's Consolidated Balance Sheets. The related securities issued to third-party investors are reported as long-term debt on the Company's Consolidated Balance Sheets. At December 31, the Charge Trust held total assets of:

(Billions)	**2007**	2006
Total assets	**$9.0**	$9.6
Long-term debt	**$3.1**	$1.2

Securitization of the Company's cardmember loans generated under designated consumer lending accounts is accomplished through the transfer of cardmember loans to a QSPE, the Lending Trust. In a securitization structure like the Lending Trust (a revolving master trust), credit card accounts are selected and the rights to the current cardmember loans, as well as future cash flows related to the corresponding accounts, are transferred to the trust for the life of the accounts. In consideration for the transfer of these rights, the Company, through its wholly-owned subsidiaries, receives an undivided, pro rata interest in the trust referred to as the "seller's interest," which is reflected on balance sheet as a component of cardmember loans. The seller's interest is required to be maintained at a minimum level of 7 percent of the outstanding securities in the Lending Trust. As of December 31, 2007, the amount of seller's interest was approximately 56 percent of outstanding securities, above the minimum requirement. When the Lending Trust issues a security to a third party, a new investor interest is created. The Company removes the corresponding cardmember loans from its Consolidated Balance Sheets, recognizes a gain on sale and release of credit reserves, and records an interest-only strip. From time to time, the Company may record other retained interests as well. The total investors' interest outstanding will change through new issuances or maturities. The seller's interest will change as a result of new trust issuances or maturities as well as new account additions, new charges on securitized accounts, and collections. As seller's interest changes each period, the related allowance for loss will change as well. When a security matures, the trust uses a portion of the collections to repay the security, and as a result the investors' interest decreases. In the monthly period that contains a maturity, new charges on securitized accounts have historically been greater than the portion of the collections required to repay the maturing security, and therefore, seller's interest has increased in an amount greater than or equal to the decrease in investors' interest.

The Company's continued involvement with the securitized cardmember loans includes the process of managing and servicing the securitized loans through its subsidiary, TRS, for which it earns a fee. Any billed finance charges related to the transferred cardmember loans are reported as other receivables on the Company's Consolidated Balance Sheets. At December 31, the Lending Trust held total assets of:

(Billions)	2007	2006
Investors' interest	$22.7	$20.2
Seller's interest	13.5	14.4
Lending Trust total assets	$36.2	$34.6

At December 31, the fair value of the interest-only strip and other retained interests were as follows:

(Millions)	2007	2006
Interest-only strip	$223	$ 266
Subordinated securities	78	—
Total	$301	$ 266

See the Consolidated Liquidity and Capital Resources section and Note 6 to the Consolidated Financial Statements for details regarding the Company's securitization trusts.

Under the respective terms of the Lending Trust and the Charge Trust agreements, the occurrence of certain events could result in either trust being required to pay down the investor certificates and notes before their expected payment dates over an early amortization period. An example of such an event is, for either trust, the failure of the securitized assets to generate specified yields over a defined period of time.

No such events have occurred during 2007 and 2006, and the Company does not expect an early amortization trigger event to occur prospectively. In the event of a paydown of the Lending Trust, $22.7 billion of assets would revert to the balance sheet and an alternate source of funding of a commensurate amount would have to be obtained. Had a total paydown of the Lending Trust hypothetically occurred at a single point in time at December 31, 2007, the cumulative negative effect on results of operations would have been approximately $973 million pretax to re-establish reserves and to derecognize the retained interests related to these securitizations that would have resulted when the securitized loans reverted back onto the balance sheet.

Virtually no financial statement impact would occur from a paydown of the Charge Trust, but an alternate source of funding for the $3.1 billion of securities outstanding at December 31, 2007 would have to be obtained.

With respect to both the Lending Trust and the Charge Trust, a decline in the actual or implied short-term credit rating of TRS below A-1/P-1 will trigger a requirement that TRS, as servicer, transfer collections on the securitized assets to investors on a daily, rather than a monthly, basis or make alternative arrangements with the rating agencies to allow TRS to continue to transfer collections on a monthly basis. Such alternative arrangements include obtaining appropriate guarantees for the performance of the payment and deposit obligations of TRS, as servicer. No such events have occurred during 2007 and 2006.

No officer, director, or employee holds any equity interest in the trusts or receives any direct or indirect compensation from the trusts. The trusts in the Company's securitization programs do not own stock of the Company or the stock of any affiliate. Investors in the securities issued by the trusts have no recourse against the Company if cash flows generated from the securitized assets are inadequate to service the obligations of the trusts.

Parent Company Funding

Parent Company long-term debt outstanding was $6.7 billion and $6.0 billion at December 31, 2007 and 2006, respectively. During 2007, the Parent Company issued $1.5 billion of 6.15 percent fixed-rate Senior Notes due 2017.

The Parent Company is authorized to issue commercial paper. This program is supported by a $1.2 billion multi-purpose committed bank credit facility. The credit facility will expire in 2010 and 2012 in the amounts of $500 million and $750 million, respectively. There was no Parent Company commercial paper outstanding during 2007 and 2006, and no borrowings have been made under its bank credit facility.

CONTINGENT LIQUIDITY STRATEGY

The Company seeks to ensure that it has adequate liquidity, that is cash and equivalents on hand, as well as access to cash and equivalents to continuously meet its business needs and satisfy its obligations. Liquidity is managed through the breadth of sources of its funding programs, as well as through the quality and liquidity of its funded assets.

The Company balances the trade-offs between having too much liquidity, which can be costly and limit financial flexibility, with having inadequate liquidity, which may result in financial distress during a liquidity event. The Company considers various factors in determining the amount of liquidity it holds, such as economic and financial market conditions, seasonality in business operations, growth in its businesses, cost and availability of alternative liquidity sources, and regulatory and credit rating agency considerations.

The Company has developed a contingent liquidity plan that enables it to continuously meet its daily obligations when access to unsecured funds in the debt capital markets becomes impaired or they become inaccessible. This plan is designed to ensure that the Company and all of its main operating entities could continuously maintain normal business operations for a 12-month period in which its access to unsecured debt financing is interrupted. The hypothetical 12-month liquidity

crisis is assumed to occur as a sudden and unexpected event that temporarily impairs access to or makes unavailable financing in the unsecured debt markets. In addition, the Company maintains substantial flexibility to reduce its operating cash uses, such as through its share repurchase program, and the delay or deferral of certain operating expenses.

The contingent liquidity plan includes access to diverse sources of alternative funding. Such sources include, but are not limited to, the Company's liquidity investment portfolio, sale of consumer, commercial card, and small business loans and cardmember receivables through its existing securitization programs, committed bank credit facilities, intercompany borrowings, and sale of other eligible receivables. The Company estimates that, under a worst case liquidity crisis scenario, it has identified over $40 billion in alternate funding sources in a liquidity crisis.

Liquidity Investment Portfolio

During the normal course of business, funding activities may raise more proceeds than are necessary for immediate funding needs. These amounts are invested principally in high credit quality, highly liquid short-term instruments. In addition, the Company's contingent liquidity plan includes access to a continuing liquidity portfolio in which proceeds raised from funding activities are invested in longer term, highly liquid instruments, such as U.S. Treasury securities and government sponsored entity debt. The invested amounts of the liquidity portfolio provide back-up liquidity, primarily for the commercial paper program at Credco, and also flexibility for other short-term funding programs at Centurion Bank and FSB. Instruments held within this portfolio will be of the highest credit quality and most liquid of investment instruments available. The Company can sell these securities or enter into sale/repurchase agreements to immediately raise cash proceeds to meet liquidity needs. At December 31, 2007, the Company held $5.1 billion of such securities under this program.

Credco entered into securities lending agreements in June 2006 with other financial institutions to enhance investment income. At December 31, 2007, the liquidity investment portfolio included approximately $970 million of investment securities loaned under these agreements.

Contingent Securitization Capacity

A key source in the Company's contingent liquidity plan is asset securitization. Approximately $25 billion of additional consumer loans, commercial card loans, small business loans and cardmember receivables could be sold over time to investors through the existing securitization trust in the event a liquidity crisis has occurred. The Company has added, through the establishment of the Charge Trust, the capabilities to sell a wider variety of cardmember receivable portfolios to further enhance the Company's flexibility in accessing diverse funding sources on a contingency basis.

The Company believes that the securitized financing would be available through many adverse conditions due to the structure and size of the card securitization market. Its liquidity plans expect that pricing, investor demand, and structural subordination levels for card securitizations would change under adverse conditions. Proceeds from secured financings completed during a liquidity crisis could be used to meet current obligations, to reduce or retire other contingent liquidity sources such as bank credit lines, or a combination of the two. However, other factors affect the Company's ability to securitize loans and receivables, such as credit quality of the assets and the legal, accounting, regulatory, and tax environment for securitization transactions. Material changes in any of these factors may potentially limit the Company's ability to securitize its loans and receivables and could introduce certain risks to the Company's ability to meet its financial obligations. In such a case, the use of investment securities, asset dispositions, asset monetization strategies, and flexibility to reduce operating cash needs could be utilized to meet its liquidity needs.

Committed Bank Credit Facilities

The Company maintained committed bank credit facilities at December 31, 2007 as follows:

(Billions)	Total	Parent Company	Credco	Centurion Bank	FSB
Committed(a)	$12.4	$1.2	$10.4(b)	$0.4	$0.4
Outstanding	$ 3.5	$ —	$ 3.5	$ —	$ —

(a) Committed lines supported by 37 financial institutions.

(b) Credco has the right to borrow a maximum amount of $11.6 billion with a commensurate maximum $1.2 billion reduction in the amount available to Parent Company.

The Company's committed facilities expire as follows:

(Billions)	
2008	$ 0.3
2010	2.0
2011	3.4
2012	6.7
Total	$12.4

The availability of the credit lines is subject to the Company's compliance with certain financial covenants, including the maintenance by the Company of consolidated tangible net worth of at least $4.1 billion, the maintenance by Credco of a 1.25 ratio of combined earnings and fixed charges to fixed charges, and the compliance by Centurion Bank and FSB with applicable regulatory capital adequacy guidelines. At December 31, 2007, the Company's consolidated tangible net worth was approximately $9.6 billion, Credco's ratio of combined earnings and fixed charges to fixed charges was 1.38 and Centurion Bank and FSB each exceeded their regulatory capital adequacy guidelines.

Committed bank credit facilities do not contain material adverse change clauses, which may preclude borrowing under the credit facilities. The facilities may not be terminated should there be a change in the Company's credit rating.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

The Company has identified both on- and off-balance sheet transactions, arrangements, obligations, and other relationships that may have a material current or future effect on its financial condition, changes in financial condition, results of operations, or liquidity and capital resources.

CONTRACTUAL OBLIGATIONS

The table below identifies on- and off-balance sheet transactions that represent contractually committed future obligations of the Company. Purchase obligations include agreements to purchase goods and services that are enforceable and legally binding on the Company and that specify significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction.

	Payments due by year				
(Millions)	Total	2008	2009–2010	2011–2012	2013 and thereafter
On-Balance Sheet[a]:					
Long-term debt	$ 55,285	$ 11,815	$ 22,323	$ 12,206	$ 8,941
Interest payments on long-term debt[b]	12,965	2,604	3,355	2,010	4,996
Other long-term liabilities[c]	291	114	44	30	103
Off-Balance Sheet:					
Lease obligations	2,678	247	431	312	1,688
Purchase obligations[d]	3,182	1,037	1,223	842	80
Total	$ 74,401	$ 15,817	$ 27,376	$ 15,400	$ 15,808

(a) The above table excludes approximately $1.1 billion of tax liabilities that have been recorded in accordance with FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," as inherent complexities and the number of tax years currently open for examination in multiple jurisdictions do not permit reasonable estimates of payments, if any, to be made over a range of years.

(b) Estimated interest payments were calculated using the effective interest rate in place at December 31, 2007, and reflects the effect of existing interest rate swaps. Actual cash flows may differ from estimated payments.

(c) At December 31, 2007, there were no minimum required contributions, and no contributions are currently planned, for the U.S. American Express Retirement Plan. For the U.S. and non-U.S. defined benefit pension and postretirement benefit plans, contributions in 2008 are anticipated to be approximately $41 million, and this amount has been included within other long-term liabilities. Remaining obligations under defined benefit pension and postretirement benefit plans aggregating $465 million have not been included in the table above as the timing of such obligations is not determinable. Additionally, other long-term liabilities do not include $4.8 billion of Membership Rewards liabilities as the Company does not consider these to be long-term obligations. In previous years, Membership Reward obligations were included in the table above.

(d) The purchase obligation amounts include expected spending by period under contracts that were in effect at December 31, 2007. Minimum contractual payments associated with purchase obligations, including termination payments, were $528 million.

The Company also has certain contingent obligations to make payments under contractual agreements entered into as part of the ongoing operation of the Company's business, primarily with co-brand partners. The contingent obligations under such arrangements were approximately $4.3 billion as of December 31, 2007.

In addition to the off-balance sheet contractual obligations noted above, the Company has off-balance sheet arrangements that include guarantees, retained interests in structured investments, unconsolidated variable interest entities and other off-balance sheet arrangements as more fully described below.

GUARANTEES

The Company's principal guarantees are associated with cardmember services to enhance the value of owning an American Express card. At December 31, 2007, the Company had guarantees totaling approximately $77 billion related to cardmember protection plans, as well as other guarantees in the ordinary course of business that are within the scope of FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45).

See Note 13 to the Consolidated Financial Statements for further discussion regarding the Company's guarantees.

CERTAIN OTHER OFF-BALANCE SHEET ARRANGEMENTS

At December 31, 2007, the Company had approximately $265 billion of unused credit available to cardmembers as part of established lending product agreements. Total unused credit available to cardmembers does not represent potential future cash requirements, as a significant portion of this unused credit will likely not be drawn. The Company's charge card products have no pre-set limit and, therefore, are not reflected

in unused credit available to cardmembers. As discussed in the Consolidated Liquidity and Capital Resources section, the Company's securitizations of cardmember loans are also off-balance sheet. The Company's cardmember receivables securitizations remain on the Consolidated Balance Sheets.

See Note 14 to the Consolidated Financial Statements for discussion regarding the Company's other off-balance sheet arrangements.

RISK MANAGEMENT

INTRODUCTION

The key objective of risk management at American Express is to drive profitable growth and provide exceptional customer experiences, while limiting the exposure to adverse financial impacts. By building analytical and technological capabilities, creating transparent limits on risk exposures, optimizing investment decision-making, and identifying unacceptable risks, risk management contributes to the Company's efforts to create shareholder and customer value.

In addition to business risk, the Company recognizes four fundamental sources of risk:

- Credit Risk;
- Market Risk;
- Liquidity Risk; and
- Operational Risk.

These risk types, which are described below, are interrelated and span the Company's business units and geographic locations. Because of their nature and scope, the Company believes in managing and monitoring these risks centrally at the enterprise-wide level and/or at the business unit level, as appropriate. Further, management has adopted well-defined risk-taking principles to guide the Company's business strategy, achieve long-term shareholder objectives and deliver outstanding customer experience.

PRINCIPLES

The Company's risk management is based on the following three principles:

- Independence of risk management oversight;
- Management of risk exposures through Board-approved risk limits; and
- Ultimate business ownership for risk-return decision-making.

The Company's risk management leaders partner with business unit managers in making risk-return decisions using standardized risk metrics with predictable outcomes. The measurement and reporting of these risks are performed independently by risk management leaders. Both risk and business unit managers remain jointly accountable for the outcome of risk-return decisions within the Board approved limits.

GOVERNANCE

The Company's risk management governance begins with the Board oversight of risk management parameters. The Audit Committee of the Board approves the Company's Enterprise-wide Risk Management policy, which defines risk management objectives, tolerance, limits, and the governance structure. The Enterprise-wide Risk Management Committee (ERMC), supports the Board in its oversight function and works closely with the Operating Committee, composed of the Company's most senior executives, to ensure that the Board-approved risk management objectives are fully implemented in all businesses across the Company. The ERMC leads the Company's overall risk management activities and ensures compliance with the Enterprise-wide Risk Management policy by measuring and monitoring enterprise-wide risk, establishing subordinate risk policies and overseeing risk practices and risk committees across the Company.

Daily risk management occurs at the business unit level where the processes and infrastructure necessary to measure and manage risk are integrated into business unit goals. Business unit managers, in partnership with independent risk management leaders, make decisions on how to optimize risk-return decisions and contain risk within established limits.

The Company has also developed a process that provides increased scrutiny throughout the risk management governance structure and requires higher levels of approval for exposures above defined risk thresholds. The escalation process is designed to ensure that the large majority of transactions and initiatives can proceed within the existing business unit risk management processes, while risks that are either large or with enterprise-wide implications receive enhanced scrutiny.

ROLES AND RESPONSIBILITIES

The ERMC is chaired by the Company's Chief Risk Officer. Given the key role of credit risk in the Company business model, the Chief Risk Officer directly supervises officers responsible for (1) credit risk management, (2) the centralized functional tasks of worldwide card fraud and information management, and (3) banking services. In addition, as the Chair of the ERMC, the Chief Risk Officer is responsible for monitoring and reporting on the Company's risk profile, initiating appropriate actions to ensure adherence to the approved risk tolerance and escalation guidelines, as well as promoting best-in-class approaches to risk management throughout the Company.

In addition to the Chief Risk Officer, the ERMC is composed of:

- The Chief Market Risk Officer;
- The Chief Operational Risk Officer;

- The Chief Credit Officers representing all operating segments of the Company; and
- The enterprise-wide leaders of compliance, controllership, and information security.

As the most senior risk management entity, the ERMC draws on its significant expertise to analyze risk comprehensively and determine acceptable risk thresholds across the Company.

In order to enhance its enterprise-wide risk assessment, the ERMC continues to upgrade risk management capabilities that help the Company make better business and investment decisions as well as strengthen measuring, managing and transparent reporting of risk. The ERMC also launches focused risk management initiatives to assess the sources of significant exposures.

Under the ERMC leadership, committees governing each risk type are established. These committees are responsible for translating the ERMC guidance and enterprise-wide risk policies into policies and procedures for their corresponding risk types, managing and monitoring those risks, and strengthening risk capabilities.

CREDIT RISK MANAGEMENT PROCESS

Credit risk is defined as the risk of loss from obligor or counterparty default. Leadership for overall credit risk management at the Company rests with the Chief Risk Officer. Credit risks in the Company can be divided into two broad categories, each with distinct risk management tools and metrics: consumer credit risk and institutional credit risk.

CONSUMER CREDIT RISK

Consumer credit risk arises principally from the Company's portfolio of consumer and small business charge cards, credit cards, lines of credit, and loans. Since such portfolio consists of millions of borrowers across multiple geographies, occupations, and social segments, its risk is substantially reduced through diversification. In addition, the Company benefits from the fact that the typical credit profile of its cardmembers is better than that of its many competitors, which is a combined result of brand positioning, underwriting, and customer management policies, premium customer servicing, and product reward features. The level of consumer credit risk losses is more driven by general economic and legal conditions than by borrower-specific events.

General principles and the overall framework for managing consumer credit risk across the Company are defined in the Individual Credit Risk Policy approved by the ERMC. This policy is further supported by a highly organized structure of subordinate policies covering all facets of consumer credit extension, including prospecting, approvals, authorizations, line management, collections, and fraud prevention. These policies ensure consistent application of credit management principles and standardized reporting of asset quality and loss recognition. Moreover, consumer credit risk management is supported by sophisticated proprietary scoring and decision-making models.

Credit underwriting decisions are made based on sophisticated evaluation of product economics and customer behavior predictions. The Company has developed unique decision logic for each customer interaction, including prospect targeting, new accounts, line assignment, balance transfer, cross sell, and account management. Each decision benefits from sophisticated modeling capability that uses the most up-to-date proprietary information on customers, including payment history, purchase data, as well as insights from data feeds from credit bureaus.

In addition to the impact of improved risk management processes, the Company's overall consumer credit performance has also benefited from the shifting mix of the portfolio towards products that reward the customer for spending. Rewards attract higher spending from premium customers, which in turn leads to lower credit loss rates.

However, the Company's objective of driving profitable growth may be accomplished by the launch of new products or of existing products in new markets, which may exhibit higher loss rates. Also, the consumer credit performance is impacted by external factors, such as general economic conditions, changes in legal environment, and competitive actions.

INSTITUTIONAL CREDIT RISK

Institutional credit risk arises principally within the Company's corporate card services, merchant services, network services, and from the Company's investment activities. Unlike consumer credit risk, institutional credit risk is characterized by a lower loss frequency but higher severity. It is affected both by general economic conditions and by borrower-specific events. The Company's senior risk officers recognize that the absence of large losses in any given year or over several years is not necessarily representative of the risk of institutional portfolios, given the infrequency of loss events in such portfolios.

General principles and the overall framework for managing institutional credit risk across the Company are defined in the Institutional Credit Risk Policy approved by the ERMC. The Institutional Risk Management Committee (IRMC) is responsible for implementation and enforcement of this policy and for providing guidance to the credit officers of each business unit with substantial institutional credit risk exposures, who in turn make investment decisions in core risk capabilities, ensure proper implementation of the underwriting standards and contractual rights of risk mitigation, monitor risk exposures, and determine risk mitigation actions. The IRMC formally reviews large institutional exposures to ensure compliance with ERMC guidelines and procedures. At the same time, the IRMC provides continuous guidance to business unit risk teams to optimize risk-adjusted returns on capital. A company-wide risk rating utility and a specialized airline risk group provide independent risk assessment of institutional obligors.

MARKET RISK MANAGEMENT PROCESS

Market risk is the risk to earnings or value resulting from movements in market prices. The Company's market risk exposure is primarily generated by:

- Interest rate risk in its card, insurance, and certificate businesses; and
- Foreign exchange risk in its international operations.

General principles and the overall framework for managing market risk across the Company are defined in the Market Risk Policy approved by the ERMC. Market risk is centrally managed by the Market Risk Committee, chaired by the Chief Market Risk Officer of the Company. Within each business, market risk exposures are monitored and managed by various asset/liability committees, guided by Board-approved policies covering derivative financial instruments, funding and investments. Derivative financial instruments derive their value from an underlying variable or multiple variables, including interest rate, foreign exchange, and equity indices or prices. These instruments enable end users to increase, reduce or alter exposure to various market risks and, for that reason, are an integral component of the Company's market risk and related asset/liability management strategy and processes. Use of derivative financial instruments is incorporated into the discussion below as well as Note 12 to the Consolidated Financial Statements.

Market exposure is a byproduct of the delivery of products and services to cardmembers. Interest rate risk is primarily generated by funding cardmember charges and fixed-rate loans with variable rate borrowings. These assets and liabilities generally do not create naturally offsetting positions with respect to basis, re-pricing, or maturity characteristics.

For the Company's charge card and fixed-rate lending products, interest rate exposure is managed by shifting the mix of funding toward fixed-rate debt and by using derivative instruments, with an emphasis on interest rate swaps, which effectively fix interest expense for the length of the swap. The Company's strategy is to lengthen the maturity of interest rate hedges in periods of low interest rates and to shorten their maturity in periods of high interest rates. Based on the expected 2008 debt funding requirements for worldwide charge card and fixed rate lending receivables, approximately 29 percent have been funded with fixed rate debt or hedged as of December 31, 2007. The Company may change the amount hedged and the hedge percentage may change based on changes in business volumes and mix, among other factors. For the majority of its cardmember loans, which are linked to a floating rate base and generally reprice each month, the Company uses floating rate funding. The Company regularly reviews its strategy and may modify it. Non-trading interest rate derivative financial instruments, primarily interest rate swaps, with notional amounts of approximately $18 billion and $11 billion were outstanding at December 31, 2007 and 2006, respectively. These derivatives generally qualify for hedge accounting. A portion of these derivatives outstanding as of December 31, 2007, extend to 2017.

The detrimental effect on the Company's pretax earnings of a hypothetical 100 basis point increase in interest rates would be approximately $227 million ($205 million related to the U.S. dollar), based on the 2007 year-end positions. This effect, which is calculated using a static asset liability gapping model, is primarily determined by the volume of variable rate funding of charge card and fixed-rate lending products for which the interest rate exposure is not managed by derivative financial instruments.

Foreign exchange risk is generated by cardmember cross-currency charges, foreign currency denominated balance sheet exposures, translation exposure of foreign operations, and foreign currency earnings in international units. The Company's foreign exchange risk is managed primarily by entering into agreements to buy and sell currencies on a spot basis or by hedging this market exposure to the extent it is economically justified through various means, including the use of derivative financial instruments such as foreign exchange forward, options, and cross-currency swap contracts, which can help "lock in" the value of the Company's exposure to specific currencies.

At December 31, 2007 and 2006, foreign currency products with total notional amounts of approximately $15 billion and $10 billion, respectively, were outstanding. Derivative hedging activities related to cross-currency charges, balance sheet exposures, and foreign currency earnings generally do not qualify for hedge accounting; however, derivative hedging activities related to translation exposure of foreign operations generally do.

With respect to cross-currency charges and balance sheet exposures, including related foreign exchange forward contracts outstanding, the effect on the Company's earnings of a hypothetical 10 percent change in the value of the U.S. dollar would be immaterial as of December 31, 2007. With respect to foreign currency earnings, the adverse impact on pretax income of a 10 percent strengthening of the U.S. dollar related to anticipated overseas operating results for the next 12 months, including any related foreign exchange forward contracts entered into in January 2008, would hypothetically be $115 million as of December 31, 2007. With respect to translation exposure of foreign operations, including related foreign exchange forward contracts outstanding, a 10 percent strengthening in the U.S. dollar would result in an immaterial reduction in equity as of December 31, 2007.

LIQUIDITY RISK MANAGEMENT PROCESS

Liquidity risk is defined as the inability to access cash and equivalents needed to meet business requirements and satisfy the Company's obligations. General principles and the overall framework for managing liquidity risk across the Company are defined in the Liquidity Risk Policy approved by the ERMC. The Company balances the trade-offs between maintaining too much liquidity, which can be costly and limit financial flexibility, with having inadequate liquidity, which may result in financial distress during a liquidity event. Liquidity risk is centrally

managed by the Funding and Liquidity Committee, chaired by the Corporate Treasurer. The Company has developed a contingent funding plan that enables it to meet its daily cash obligations when access to unsecured funds in the debt capital markets is impaired or unavailable. This plan is designed to ensure that the Company and all of its main operating entities could continuously maintain business operations for a 12-month period in which its access to unsecured financing is interrupted. The hypothetical 12-month liquidity crisis is assumed to occur as a sudden and unexpected event that temporarily impairs access to or makes unavailable financing in the unsecured debt markets.

Liquidity risk is managed both at an aggregate Company level and at the major legal entities in order to ensure that sufficient funding and contingent liquidity resources are available in the amount and in the location needed in a stress event. The Funding and Liquidity Committee manages the forecasts of the Company's aggregate and subsidiary cash positions and financing requirements, the funding plans designed to satisfy those requirements under normal conditions, establishes guidelines to identify the amount of contingent liquidity resources required, and monitors positions and determines any actions to be taken. Contingent liquidity planning also takes into account operating cash flexibilities.

OPERATIONAL RISK MANAGEMENT PROCESS

The Company defines operational risk as the risk of not achieving business objectives due to inadequate or failed processes or information systems, human error or the external environment (e.g., natural disasters) including losses due to failures to comply with laws and regulations. Operational risk is inherent in all business activities and can impact an organization through direct or indirect financial loss, brand damage, customer dissatisfaction, or legal or regulatory penalties.

General principles and the overall framework for managing operational risk across the Company are defined in the Operational Risk Policy approved by the ERMC. The Operational Risk Management Committee provides governance for the operational risk framework including related policies and is chaired by the Chief Operational Risk Officer with member representation from business units and support groups. The business units have the responsibility for implementing the framework as well as for the day-to-day management of operational risk.

Managing operational risk is an important priority for the Company. To mitigate such risk, the Company has developed a comprehensive multi-year program to identify, measure, monitor, and report inherent and emerging operational risks through the process and entity-level risk self-assessments. The process risk self-assessment methodology is used to facilitate compliance with Section 404 of the Sarbanes-Oxley Act, and is also used for non-financial operational risk self assessments. The Company also has a reporting process that provides business unit leaders with operational risk information on a quarterly basis to help them assess the overall operational risks of their business units. These initiatives have resulted in improved operational risk intelligence and a heightened level of preparedness to manage risk events and conditions that may adversely impact the Company's operations.

BUSINESS SEGMENT RESULTS

The Company's businesses are organized into two customer-focused groups, the Global Consumer Group and the Global Business-to-Business Group. During 2007, the Company's segments were realigned within the two major customer groups. Accordingly, U.S. Card Services and International Card Services are aligned within the Global Consumer Group and Global Commercial Services and Global Network & Merchant Services are aligned within the Global Business-to-Business Group. The Company has reclassified the prior period amounts to be consistent with the new reportable operating segments.

The Company considers a combination of factors when evaluating the composition of its reportable operating segments, including the results reviewed by the chief operating decision maker,economic characteristics, products and services offered, classes of customers, product distribution channels, geographic considerations (primarily U.S. versus international), and regulatory environment considerations.

Results of the business segments essentially treat each segment as a stand-alone business. The management reporting process that derives these results allocates income and expense using various methodologies as described below.

REVENUES NET OF INTEREST EXPENSE

The Company allocates discount revenue and certain other revenues among segments using a transfer pricing methodology. Segments earn discount revenue based on the volume of merchant business generated by cardmembers. Within the U.S. Card Services, International Card Services, and Global Commercial Services segments, discount revenue reflects the issuer component of the overall discount rate; within the Global Network & Merchant Services segment, discount revenue reflects the network and merchant component of the overall discount rate. Cardmember lending finance revenue and net card fees are directly attributable to the segment in which they are reported.

EXPENSES

Marketing, promotion, rewards and cardmember services expenses are reflected in each segment based on actual expenses incurred, with the exception of brand advertising, which is reflected in the Global Network & Merchant Services segment.

Human resources and other operating expenses, such as professional services, occupancy and equipment and communications, reflect expenses incurred directly within each segment. In addition, expenses related to the Company's support services, such as technology costs, are allocated to each segment based on support service activities directly attributable to the segment. Other overhead expenses, such as staff group support functions, are allocated to segments based on each segment's level of pretax income. Financing requirements are managed on a consolidated basis. Funding costs are allocated based on segment funding requirements.

PROVISIONS FOR LOSSES AND BENEFITS

The provisions for losses and benefits include credit-related expenses and interest credited on investment certificates directly attributable to the segment in which they are reported.

CAPITAL

Each business segment is allocated capital based on established business model operating requirements, risk measures, and regulatory capital requirements. Business model operating requirements include capital needed to support operations and specific balance sheet items. The risk measures include considerations for credit, market, and operational risk.

INCOME TAXES

Income tax provision (benefit) is allocated to each business segment based on the effective tax rates applicable to various businesses that make up the segment.

U.S. CARD SERVICES

SELECTED INCOME STATEMENT DATA GAAP BASIS PRESENTATION

Years Ended December 31, *(Millions)*	2007	2006	2005
Revenues			
Discount revenue, net card fees and other	$10,435	$ 9,421	$ 8,451
Cardmember lending finance revenue	4,762	3,434	2,408
Securitization income:			
Excess spread, net (excluding servicing fees)[(a)]	1,025	1,055	811
Servicing fees	425	407	412
Gains on sales from securitizations[(b)]	57	27	37
Securitization income, net	1,507	1,489	1,260
Total revenues	16,704	14,344	12,119
Interest expense			
Cardmember lending	1,518	957	616
Charge card and other	964	767	529
Revenues net of interest expense	14,222	12,620	10,974
Expenses			
Marketing, promotion, rewards and cardmember services	5,140	4,445	3,831
Human resources and other operating expenses	3,354	3,227	2,810
Total	8,494	7,672	6,641
Provisions for losses	2,998	1,625	1,658
Pretax segment income	2,730	3,323	2,675
Income tax provision	907	1,171	938
Segment income	$ 1,823	$ 2,152	$ 1,737

(a) Excess spread is the net positive cash flow from interest and fee collections allocated to the investor's interests after deducting the interest paid on investor certificates, credit losses, contractual servicing fees, other expenses, and the changes in the fair value of the interest-only strip in 2007.

(b) Excludes $144 million and $(84) million in 2007, $83 million and $(104) million in 2006, and $144 million and $(118) million in 2005, of impact from cardmember loan sales and maturities, respectively, reflected in provisions for losses.

SELECTED STATISTICAL INFORMATION

Years Ended December 31, (Billions, except percentages and where indicated)	2007	2006	2005
Card billed business	$ 375.2	$ 333.4	$ 292.8
Total cards-in-force *(millions)*	43.3	40.7	37.5
Basic cards-in-force *(millions)*	32.3	30.1	27.7
Average basic cardmember spending *(dollars)*	$12,011	$11,521	$10,996
U.S. Consumer Travel:			
Travel sales	$ 3.0	$ 2.4	$ 1.9
Travel commissions and fees/sales	8.0%	8.4%	8.7%
Total segment assets	$ 82.3	$ 71.0	$ 61.6
Segment capital[(a)]	$ 4.5	$ 4.7	$ 4.6
Return on segment capital[(b)]	40.2%	47.4%	41.0%
Cardmember receivables:			
Total receivables	$ 21.4	$ 20.6	$ 19.2
90 days past due as a % of total	3.9%	3.3%	3.4%
Net loss ratio as a % of charge volume	0.31%	0.28%	0.30%
Cardmember lending — owned basis[(c)]:			
Total loans	$ 43.3	$ 33.6	$ 24.8
30 days past due loans as a % of total	3.5%	2.7%	2.3%
Average loans	$ 37.1	$ 27.6	$ 21.0
Net write-off rate	3.9%	3.0%	3.9%
Net finance revenue[(d)]/ average loans	8.7%	9.0%	8.5%
Cardmember lending — managed basis[(e)]:			
Total loans	$ 66.0	$ 53.8	$ 46.0
30 days past due loans as a % of total	3.2%	2.6%	2.3%
Average loans	$ 58.3	$ 48.0	$ 41.5
Net write-off rate	3.8%	2.9%	4.1%
Net finance revenue[(d)]/ average loans	9.0%	9.1%	9.0%

(a) Segment capital includes an allocation attributable to goodwill of $175 million, $168 million, and $168 million as of the years ended December 31, 2007, 2006, and 2005, respectively.

(b) Computed on a trailing 12-month basis using segment income and equity capital allocated to segments based upon specific business operational needs, risk measures, and regulatory capital requirements.

(c) "Owned," a GAAP basis measurement, reflects only cardmember loans included in the Company's Consolidated Balance Sheets.

(d) Net finance revenue represents cardmember lending finance revenue less cardmember lending interest expense.

(e) Includes on-balance sheet cardmember loans and off-balance sheet securitized cardmember loans. The difference between the "owned basis" (GAAP) information and "managed basis" information is attributable to the effects of securitization activities. Refer to the information set forth under "Differences between GAAP and Managed Basis Presentation" below for further discussion of the managed basis presentation.

RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 2007 – GAAP BASIS

The following discussion of U.S. Card Services' segment results of operations is presented on a GAAP basis.

U.S. Card Services reported segment income of $1.8 billion for 2007, a $329 million or 15 percent decrease from $2.2 billion in 2006, which increased $415 million or 24 percent from 2005.

Revenues Net of Interest Expense

In 2007, U.S. Card Services' revenues net of interest expense increased $1.6 billion or 13 percent to $14.2 billion due to increased cardmember lending finance revenue, higher discount revenue, net card fees and other, partially offset by higher interest expense. Discount revenue, net card fees and other of $10.4 billion in 2007, increased $1.0 billion or 11 percent from 2006, largely due to a 13 percent increase in billed business volumes in 2007 and higher other revenues. The increase in billed business reflected a 4 percent increase in spending per proprietary basic card and 7 percent growth in basic cards-in-force. Within U.S. Card Services, consumer billed business grew 12 percent and small business volumes rose 15 percent in 2007. In addition, discount revenue, net card fees and other reflected higher interest income on the Company's loan to Delta referred to below. Cardmember lending finance revenue of $4.8 billion in 2007 was $1.3 billion or 39 percent higher than in 2006, primarily due to 34 percent growth in average owned lending balances, a slightly higher portfolio yield, in addition to the previously mentioned reduction in revenue resulting from higher than anticipated cardmember completion of consumer debt repayment programs and certain payment waivers in 2006. Cardmember lending interest expense and charge card and other interest expense of $1.5 billion and $964 million in 2007, rose $561 million or 59 percent and $197 million or 26 percent as compared to a year ago, respectively, reflecting higher effective cost of funds and debt funding levels in support of greater loan and receivable balances. Revenues net of interest expense of $12.6 billion in 2006 were $1.6 billion or 15 percent higher than 2005 as a result of higher cardmember lending finance revenue, increased discount revenue, net card fees and other, and greater securitization income, net, partially offset by increased interest expense.

Expenses

During 2007, U.S. Card Services' expenses increased $822 million or 11 percent to $8.5 billion, due to higher marketing, promotion, rewards and cardmember services expenses, and greater human resources and other operating expenses. Expenses in 2007 and 2006 included $13 million and $23 million, respectively, of charges related to reengineering activities primarily within consumer and small business services.

Expenses in 2006 of $7.7 billion were $1.0 billion or 16 percent higher than in 2005, primarily due to higher marketing, promotion, rewards and cardmember services expenses, and greater human resources and other operating expenses.

Marketing, promotion, rewards and cardmember services expenses increased $695 million or 16 percent in 2007 to $5.1 billion, reflecting the increase to the Membership Rewards liability resulting from enhancements to the method of liability estimation, a higher redemption rate, and higher volume-driven rewards costs, partially offset by slightly lower marketing and promotion expenses and the charges associated with adjustments made to the U.S. Membership Rewards reserve model in 2006 discussed previously. Marketing, promotion, rewards and cardmember services expenses increased $614 million or 16 percent in 2006 to $4.4 billion, due to higher volume-related rewards costs, the charge associated with certain adjustments to the Membership Rewards reserve model in the United States discussed previously, and increased marketing and promotion costs. Human resources and other operating expenses of $3.4 billion in 2007 increased $127 million or 4 percent from 2006. The increase was due to higher technology and volume-related operating expenses partially offset by the previously discussed pension-related gain of $36 million in 2007 and the reclassification to revenues of certain card acquisition-related costs beginning in the third quarter of 2006 as discussed previously. Human resources and other operating expenses of $3.2 billion in 2006 increased $417 million or 15 percent from 2005. The increase was due to greater professional services expenses, increased human resources expenses, higher technology service fees, and generally higher volume-related and business-building expenses partially offset by the reclassification to revenues of certain card acquisition-related costs beginning prospectively July 1, 2006, as discussed previously.

Provisions for losses increased $1.4 billion or 84 percent to $3.0 billion for 2007 compared to 2006, reflecting increased write-off and delinquency rates, the impact of loan growth, and the credit-related charge previously discussed. Provisions for losses decreased $33 million or 2 percent to $1.6 billion for 2006 compared to 2005 due to a comparatively lower level of bankruptcy-related charge offs, lower than expected costs for Hurricane Katrina losses that were provided for in 2005, as well as improved collections, and strong credit quality, partially offset by the impact of strong volume and loan growth.

The effective tax rate was 33 percent for 2007 compared to 35 percent for both 2006 and 2005. The effective tax rate for 2007 reflected $74 million of tax benefits previously discussed.

DIFFERENCES BETWEEN GAAP AND MANAGED BASIS PRESENTATION

For U.S. Card Services, the managed basis presentation assumes that there have been no off-balance sheet securitization transactions, i.e., all securitized cardmember loans and related income effects are reflected as if they were in the Company's balance sheets and income statements, respectively. For the managed basis presentation, revenue and expenses related to securitized cardmember loans are reflected in other commissions and fees (included in discount revenue, net card fees and other in the U.S. Card Services Selected Financial Information), cardmember lending finance revenue, cardmember lending interest expense, and provisions for losses. On a managed basis, there is no securitization income, net as the managed basis presentation assumes no securitization transactions have occurred.

The Company presents U.S. Card Services information on a managed basis because that is the way the Company's management views and manages the business. Management believes that a full picture of trends in the Company's cardmember lending business can only be derived by evaluating the performance of both securitized and non-securitized cardmember loans. Management also believes that use of a managed basis presentation presents a more accurate picture of the key dynamics of the cardmember lending business. Irrespective of the on- and off-balance sheet funding mix, it is important for management and investors to see metrics for the entire cardmember lending portfolio because they are more representative of the economics of the aggregate cardmember relationships and ongoing business performance and trends over time. It is also important for investors to see the overall growth of cardmember loans and related revenue in order to evaluate market share. These metrics are significant in evaluating the Company's performance and can only be properly assessed when all non-securitized and securitized cardmember loans are viewed together on a managed basis. The Company does not currently securitize international loans.

On a GAAP basis, revenue and expenses from securitized cardmember loans are reflected in the Company's income statements in securitization income, net, fees and commissions, and provisions for losses for cardmember lending. At the time of a securitization transaction, the securitized cardmember loans are removed from the Company's balance sheet, and the resulting gain on sale is reflected in securitization income, net as well as an impact to provisions for losses (credit reserves are no longer recorded for the cardmember loans once sold). Over the life of a securitization transaction, the Company recognizes servicing fees and other net revenues (referred to as "excess spread") related to the interests sold to investors (i.e., the investors' interests). These amounts, in addition to changes in the fair value of interest-only strips, are reflected in securitization income, net and fees and commissions. The Company also recognizes cardmember lending finance revenue over the life of the securitization transaction related to the interest it retains (i.e., the seller's interest). At the maturity of a securitization transaction, cardmember loans on the balance

sheet increase, and the impact of the incremental required loss reserves is recorded in provisions for losses.

As presented, in aggregate over the life of a securitization transaction, the pretax income impact to the Company is the same whether or not the Company had securitized cardmember loans or funded these loans through other financing activities (assuming the same financing costs). The income statement classifications, however, of specific items will differ.

U.S. CARD SERVICES

SELECTED FINANCIAL INFORMATION MANAGED BASIS PRESENTATION

Years Ended December 31, *(Millions)*	2007	2006	2005
Discount revenue, net card fees and other:			
Reported for the period (GAAP)	**$10,435**	$ 9,421	$ 8,451
Securitization adjustments[(a)]	**310**	199	210
Managed discount revenue, net card fees and other	**$10,745**	$ 9,620	$ 8,661
Cardmember lending finance revenue:			
Reported for the period (GAAP)	**$ 4,762**	$ 3,434	$ 2,408
Securitization adjustments[(a)]	**3,130**	2,937	2,692
Managed finance revenue	**$ 7,892**	$ 6,371	$ 5,100
Securitization income, net:			
Reported for the period (GAAP)	**$ 1,507**	$ 1,489	$ 1,260
Securitization adjustments[(a)]	**(1,507)**	(1,489)	(1,260)
Managed securitization income, net	**$ —**	$ —	$ —
Cardmember lending interest expense:			
Reported for the period (GAAP)	**$ 1,518**	$ 957	$ 616
Securitization adjustments[(a)]	**1,136**	1,057	739
Managed cardmember lending interest expense	**$ 2,654**	$ 2,014	$ 1,355
Provisions for losses:			
Reported for the period (GAAP)	**$ 2,998**	$ 1,625	$ 1,658
Securitization adjustments[(a)]	**871**	550	924
Managed provisions for losses	**$ 3,869**	$ 2,175	$ 2,582

(a) The managed basis presentation assumes that there have been no off-balance sheet securitization transactions, i.e., all securitized cardmember loans and related income effects are reflected as if they were in the Company's balance sheets and income statements, respectively. For the managed basis presentation, revenue and expenses related to securitized cardmember loans are reflected in other commissions and fees (included above in discount revenue, net card fees and other), cardmember lending finance revenue, cardmember lending interest expense, and provisions for losses. On a managed basis, there is no securitization income, net as the managed basis presentation assumes no securitization transactions have occurred.

RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 2007 – MANAGED BASIS

The following discussion of U.S. Card Services is on a managed basis.

Discount revenue, net card fees and other in 2007 and 2006 increased $1.1 billion or 12 percent and $959 million or 11 percent to $10.7 billion and $9.6 billion, respectively, largely due to increases in billed business volumes and higher other commissions and fees. The increase in discount revenue, net card fees and other in 2007 was also due to higher interest income on the Company's loan to Delta in 2007. Cardmember lending finance revenue increased $1.5 billion or 24 percent and $1.3 billion or 25 percent to $7.9 billion and $6.4 billion in 2007 and 2006, respectively, primarily due to 21 percent and 16 percent, respectively, growth in the average managed lending balances and a slightly higher portfolio yield. The increase in cardmember lending finance revenue in 2006 was partially offset by a reduction in revenue resulting from higher than anticipated cardmember completion of consumer debt repayment programs and certain payment waivers in 2006. Cardmember lending interest expense in 2007 and 2006 increased $640 million or 32 percent and $659 million or 49 percent to $2.7 billion and $2.0 billion, respectively, due to growth in average managed lending balances and higher costs of funds. Provisions for losses increased $1.7 billion or 78 percent to $3.9 billion for 2007, due to increased write-off and delinquency rates, the impact of strong loan and volume growth, and the credit-related charge previously discussed. Provisions for losses decreased $407 million or 16 percent to $2.2 billion for 2006, reflecting a comparatively lower level of bankruptcy-related charge offs, lower than expected costs for Hurricane Katrina losses that were provided for in 2005, as well as improved collections, and strong credit quality, partially offset by the impact of strong volume and loan growth.

INTERNATIONAL CARD SERVICES

SELECTED INCOME STATEMENT DATA

Years Ended December 31, *(Millions)*	2007	2006	2005
Revenues			
Discount revenue, net card fees and other	**$3,703**	$3,405	$3,210
Cardmember lending finance revenue	**1,372**	1,146	967
Total revenues	**5,075**	4,551	4,177
Interest expense			
Cardmember lending	**493**	393	323
Charge card and other	**251**	193	134
Revenues net of interest expense	**4,331**	3,965	3,720
Expenses			
Marketing, promotion, rewards and cardmember services	**1,566**	1,109	998
Human resources and other operating expenses	**1,836**	1,692	1,795
Total	**3,402**	2,801	2,793
Provisions for losses	**812**	852	629
Pretax segment income	**117**	312	298
Income tax benefit	**(174)**	(31)	(8)
Segment income	**$ 291**	$ 343	$ 306

INTERNATIONAL CARD SERVICES

SELECTED STATISTICAL INFORMATION

Years Ended December 31, *(Billions, except percentages and where indicated)*	2007	2006	2005
Card billed business	**$ 98.0**	$ 86.3	$ 76.4
Total cards-in-force *(millions)*	**16.0**	15.6	16.3
Basic cards-in-force *(millions)*	**11.3**	11.2	11.6
Average basic cardmember spending *(dollars)*	**$ 8,772**	$ 7,491	$ 6,805
International Consumer Travel:			
Travel sales *(millions)*	**$ 1,113**	$ 922	$ 885
Travel commissions and fees/sales	**8.6%**	8.7%	9.3%
Total segment assets	**$ 21.4**	$ 18.9	$ 17.4
Segment capital[(a)]	**$ 2.1**	$ 1.7	$ 1.9
Return on segment capital[(b)]	**15.3%**	17.9%	16.4%
Cardmember receivables:			
Total receivables	**$ 6.6**	$ 6.0	$ 5.5
90 days past due as a % of total	**1.8%**	2.3%	2.2%
Net loss ratio as a % of charge volume	**0.26%**	0.26%	0.25%
Cardmember lending:			
Total loans	**$ 11.2**	$ 9.7	$ 8.3
30 days past due loans as a % of total	**2.8%**	2.9%	2.8%
Average loans	**$ 10.0**	$ 8.9	$ 7.4
Net write-off rate	**5.6%**	5.9%	4.7%
Net finance revenue[(c)]/ average loans	**8.8%**	8.5%	8.8%

(a) Segment capital includes an allocation attributable to goodwill of $519 million, $518 million, and $542 million as of the years ended December 31, 2007, 2006, and 2005, respectively.

(b) Computed on a trailing 12-month basis using segment income and equity capital allocated to segments based upon specific business operational needs, risk measures, and regulatory capital requirements.

(c) Net finance revenue represents cardmember lending finance revenue less cardmember lending interest expense.

RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 2007

International Card Services reported segment income of $291 million for 2007, a $52 million or 15 percent decrease from $343 million in 2006, which increased $37 million or 12 percent from 2005.

Revenues Net of Interest Expense

In 2007, International Card Services' revenues net of interest expense increased $366 million or 9 percent to $4.3 billion due to higher discount revenue, net card fees and other and increased cardmember lending finance revenue, partially offset by higher interest expense. Discount revenue, net card fees, and other revenues increased $298 million or 9 percent to $3.7 billion in 2007, driven primarily by the higher level of card spending and an increase in other revenues, partially offset by card-related fees, the reclassification of certain card-related acquisition costs as discussed previously and the impact of the sales of card-related activities in Brazil, Malaysia, and Indonesia during 2006. The 14 percent increase in billed business in 2007 reflected a 17 percent increase in average spending per proprietary basic card and a 3 percent increase in total cards-in-force. Assuming no changes in foreign currency exchange rates from 2006 to 2007 and excluding the impact of the sales in Brazil, Malaysia, and Indonesia, billed business and average spending per proprietary basic card-in-force increased 8 percent and 7 percent, respectively, in 2007 and all International Card Services' major geographic regions experienced high single-digit or low double-digit billed business growth. Cardmember lending finance revenue rose $226 million or 20 percent to $1.4 billion in 2007, primarily due to 12 percent growth in the average cardmember lending balances and a higher portfolio yield. Cardmember lending interest expense and charge card and other interest expense of $493 million and $251 million in 2007, respectively, rose $100 million or 25 percent and $58 million or 30 percent, respectively, as compared to a year ago, due to higher debt funding levels in support of growth in loan and receivable balances, and higher effective costs of funds. Revenues net of interest expense of $4.0 billion in 2006 were $245 million or 7 percent higher than 2005 as a result of increased discount revenue, net card fees, and other revenues and higher cardmember lending finance revenue, partially offset by higher interest expense.

Expenses

During 2007, International Card Services' expenses increased $601 million or 21 percent to $3.4 billion, due to higher marketing, promotion, rewards and cardmember services costs and increased human resources and other operating expenses. Expenses in 2007 and 2006 included $16 million and $32 million, respectively, of reengineering costs primarily related to the international payments business. Expenses in 2006 of $2.8 billion were slightly higher than 2005 primarily due to higher marketing, promotion, rewards and cardmember services costs, offset by lower human resources and other operating expenses.

Marketing, promotion, rewards and cardmember services expenses of $1.6 billion increased $457 million or 41 percent in 2007, due to higher Membership Rewards liability resulting from enhancements to the method of liability estimation, greater volume-related rewards costs, and higher marketing and promotion and business building costs. Marketing, promotion, rewards and cardmember services expenses in 2006 reflected a $56 million charge associated with certain adjustments made to the Membership Rewards reserve model outside the United States. Human resources and other operating expenses increased $144 million or 9 percent to $1.8 billion in 2007 and reflected gains of $114 million during 2006 related to the sales of the Company's card-related activities in Brazil, Malaysia, and Indonesia, which were reported as a reduction to human resources and other operating expenses, partially offset by the previously mentioned reclassification of certain card acquisition related costs effective July 1, 2006.

Provisions for Losses

Provisions for losses decreased $40 million or 5 percent to $812 million in 2007 compared to 2006, primarily due to lower write-off and past due rates and lower provisions related to Taiwan, partially offset by higher volumes and lending balances. Provisions for losses increased $223 million or 35 percent to $852 million in 2006 compared to 2005, primarily due to strong volume and loan growth, and a higher level of charge offs primarily related to industry-wide credit issues in Taiwan.

Income Taxes

The effective tax rate was negative 149 percent in 2007 versus negative 10 percent in 2006 and negative 3 percent in 2005. International Card Services includes a tax benefit, which is likely to continue, since the Company's internal tax allocation process provides this segment with the consolidated benefit related to its ongoing funding activities outside the United States. The effective tax rate in 2007 also reflected several favorable items primarily related to the resolution of prior years' tax returns and settlements with tax authorities.

GLOBAL COMMERCIAL SERVICES

SELECTED INCOME STATEMENT DATA

Years Ended December 31, *(Millions)*	2007	2006	2005
Revenues			
Discount revenue, net card fees and other	$4,747	$4,269	$4,013
Interest expense			
Charge card and other	478	369	294
Revenues net of interest expense	4,269	3,900	3,719
Expenses			
Marketing, promotion, rewards and cardmember services	387	307	251
Human resources and other operating expenses	2,975	2,764	2,694
Total	3,362	3,071	2,945
Provisions for losses	163	113	180
Pretax segment income	744	716	594
Income tax provision	208	239	165
Segment income	$ 536	$ 477	$ 429

SELECTED STATISTICAL INFORMATION

Years Ended December 31, *(Billions, except percentages and where indicated)*	2007	2006	2005
Card billed business	$ 122.1	$ 106.9	$ 92.0
Total cards-in-force *(millions)*	6.8	6.7	6.4
Basic cards-in-force *(millions)*	6.8	6.7	6.4
Average basic cardmember spending *(dollars)*	$18,017	$16,264	$14,746
Global Corporate Travel:			
Travel sales	$ 20.5	$ 18.5	$ 18.0
Travel commissions and fees/sales	7.7%	8.1%	8.5%
Total segment assets	$ 21.1	$ 18.9	$ 15.2
Segment capital *(millions)*[(a)]	$ 2,239	$ 1,907	$ 1,665
Return on segment capital[(b)]	25.3%	25.7%	27.9%
Cardmember receivables:			
Total receivables	$ 11.4	$ 10.3	$ 9.0
90 days past due as a % of total	2.1%	1.9%	1.9%
Net loss ratio as a % of charge volume	0.10%	0.09%	0.13%

(a) Segment capital includes an allocation attributable to goodwill of $771 million, $740 million, and $631 million as of the years ended December 31, 2007, 2006, and 2005, respectively.

(b) Computed on a trailing 12-month basis using segment income and equity capital allocated to segments based upon specific business operational needs, risk measures, and regulatory capital requirements.

RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 2007

Global Commercial Services reported segment income of $536 million for 2007, a $59 million or 12 percent increase from $477 million in 2006, which increased $48 million or 11 percent from 2005.

Revenues Net of Interest Expense

In 2007, Global Commercial Services' revenues net of interest expense increased $369 million or 9 percent to $4.3 billion due to increased discount revenue, net card fees, and other, partially offset by higher interest expense. Discount revenue, net card fees, and other revenues increased $478 million or 11 percent to $4.8 billion in 2007 driven primarily by the higher level of card spending, an increase in other commissions and fees, greater travel revenues, and increased other revenues. The 14 percent increase in billed business in 2007 reflected an 11 percent increase in average spending per proprietary basic card and a 1 percent increase in total cards-in-force. Assuming no changes in foreign currency exchange rates from 2006 to 2007 and excluding the impact of the sales of Brazil, Malaysia, and Indonesia, billed business and average spending per proprietary basic card increased 12 percent and 7 percent, respectively, in 2007 and volume growth within the United States of 10 percent compared to double digit growth within the Company's other major geographic regions ranging from mid to high teens. Charge card and other interest expense increased $109 million or 30 percent to $478 million in 2007 due to higher debt funding levels in support of growth in receivable balances, and higher effective costs of funds. Revenues net of interest expense of $3.9 billion in 2006 were $181 million or 5 percent higher than 2005 as a result of increased discount revenue, net card fees, and other revenues offset by higher interest expense.

Expenses

During 2007, Global Commercial Services' expenses increased $291 million or 9 percent to $3.4 billion, due to higher human resources and other operating expenses and increased marketing, promotion, rewards and cardmember services. Expenses in 2007 and 2006 included $25 million and $58 million, respectively, of reengineering costs primarily in the business travel business. Expenses in 2006 of $3.1 billion were $126 million or 4 percent higher than 2005 primarily due to greater human resources and other operating expenses and higher marketing, promotion, rewards and cardmember services expenses.

Marketing, promotion, rewards and cardmember services increased $80 million or 26 percent to $387 million primarily reflecting higher Membership Rewards liability resulting from enhancements to the method of liability estimation, partially offset by the adjustments made to the Membership Rewards reserve models a year ago.

Human resources and other operating expenses of $3.0 billion increased $211 million or 8 percent in 2007 due to higher human resources in part due to the acquisition of Harbor Payments Inc. on December 31, 2006 and the acquisition of a travel services business in 2007, increased other operating expenses, which reflected a $38 million gain during 2006 related to the sale of the Company's card-related activities in Brazil, Malaysia, and Indonesia, and was reported as a reduction to human resources and other operating expenses, and higher occupancy and equipment expenses. These items were partially offset by the previously discussed pension-related gain of $19 million during 2007 and reclassification of certain card acquisition related costs effective July 1, 2006.

Provisions for Losses

Provisions for losses increased $50 million or 44 percent to $163 million in 2007 compared to 2006, due to higher volumes and loss rates. Provisions for losses decreased $67 million or 37 percent to $113 million in 2006 compared to 2005 due to lower loss rates.

Income Taxes

The effective tax rate was 28 percent in 2007 versus 33 percent in 2006 and 28 percent in 2005. The effective tax rate in 2007 reflected $18 million of tax benefits previously discussed.

The effective tax rate was higher in 2006 as compared to 2005 primarily due to tax benefits realized in 2005 from the resolution of IRS audits of previous years' tax returns.

GLOBAL NETWORK & MERCHANT SERVICES

SELECTED INCOME STATEMENT DATA

Years Ended December 31, *(Millions)*	2007	2006	2005
Revenues			
Discount revenue, fees and other	$3,550	$3,063	$2,681
Interest expense			
Cardmember lending	(126)	(98)	(66)
Other	(188)	(183)	(145)
Revenues net of interest expense	3,864	3,344	2,892
Expenses			
Marketing and promotion	595	518	604
Human resources and other operating expenses	1,665	1,549	1,340
Total	2,260	2,067	1,944
Provisions for losses	44	89	66
Pretax segment income	1,560	1,188	882
Income tax provision	538	409	309
Segment income	$1,022	$779	$ 573

SELECTED STATISTICAL INFORMATION

Years Ended December 31, *(Billions, except percentages and where indicated)*	2007	2006	2005
Global Card billed business[(a)]	$647.3	$561.5	$484.4
Global Network & Merchant Services:			
Total segment assets	$ 6.5	$ 4.4	$ 4.5
Segment capital[(b)]	$ 1.2	$ 1.3	$ 1.3
Return on segment capital[(c)]	90.7%	60.3%	49.2%
Global Network Services[(d)]:			
Card billed business	$ 52.9	$ 35.4	$ 24.0
Total cards-in-force *(millions)*[(e)]	20.3	15.0	10.8

(a) Global Card billed business includes activities (including cash advances) related to proprietary cards, cards issued under network partnership agreements, and certain insurance fees charged on proprietary cards.

(b) Segment capital includes an allocation to goodwill of $27 million as of the years ended December 31, 2007 and 2006, respectively, and $104 million as of the year ended December 31, 2005.

(c) Computed on a trailing 12-month basis using segment income and equity capital allocated to segments based upon specific business operational needs, risk measures, and regulatory capital requirements.

(d) Billed business and cards-in-force reflect the transfer, effective January 1, 2006, to Global Commercial Services segment of corporate card accounts in certain emerging markets that had been managed within Global Network Services.

(e) Cards-in-force for 2006 reflect the transfer of 1.3 million proprietary cards-in-force in Brazil, and approximately 200,000 proprietary cards-in-force in Malaysia and Indonesia, from the International Card Services and the Global Commercial Services segments during the second quarter of 2006 and the third quarter of 2006, respectively.

RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 2007

Global Network & Merchant Services reported segment income of $1.0 billion in 2007, a $243 million or 31 percent increase from $779 million in 2006, which increased $206 million or 36 percent from 2005.

Revenues Net of Interest Expense

Global Network & Merchant Services' revenues net of interest expense increased $520 million or 16 percent and $452 million or 16 percent to $3.9 billion and $3.3 billion in 2007 and 2006, respectively, due to increased discount revenue, fees and other revenues. These increases reflected growth in merchant-related revenues, primarily generated from the increases in global card billed business of 15 percent and 16 percent in 2007 and 2006, respectively, higher Global Network Services-related revenues, and the completion of independent operator agreements in Brazil, Malaysia, and Indonesia in 2006.

Expenses

During 2007, Global Network & Merchant Services' expenses increased $193 million or 9 percent to $2.3 billion due to increased human resources and other operating expenses and

higher marketing and promotion expenses. Expenses in 2007 and 2006 included $6 million and $8 million of reengineering costs, respectively, primarily related to international establishment services. Expenses in 2006 of $2.1 billion were $123 million or 6 percent higher than 2005, primarily due to higher human resources and other operating expenses, offset by a decrease in marketing and promotion expenses.

Marketing and promotion expenses increased $77 million or 15 percent in 2007 to $595 million, reflecting an increase in brand, merchant, and partner-related advertising costs. Marketing and promotion expenses decreased 14 percent in 2006 to $518 million, reflecting a reduction in brand-related advertising costs.

Human resources and other operating expenses of $1.7 billion in 2007 increased $116 million or 7 percent, reflecting higher human resources and volume-related expenses, partially offset by the $5 million pension-related gain discussed previously. Human resources and other operating expenses also reflect the $27 million gain related to the sale of the Company's merchant-related activities in Russia and the 2006 adjustment of the amortization of an intangible asset relating to an overseas joint venture, partially offset by the $25 million gain in 2006 related to the sale of the Company's merchant-related activities in Brazil.

Provisions for Losses

Provisions for losses in 2007 of $44 million decreased $45 million or 51 percent due to a reduction in merchant-related reserves, primarily related to airlines. Provisions for losses in 2006 were 35 percent higher than 2005 due to higher merchant-related provisions.

Income Taxes

The effective tax rate was 34 percent in 2007 and 2006 and 35 percent in 2005. The 2007 effective tax rate reflected $22 million of the tax benefits previously discussed.

CORPORATE & OTHER

Corporate & Other had net income of $376 million and net expense of $140 million in 2007 and 2006, respectively, and net income of $17 million in 2005. Net income in 2007 reflected the $700 million after-tax gain resulting from the initial $1.13 billion due March 31, 2008, from Visa as part of the litigation settlement. This was partially offset by a $46 million after-tax litigation related charge, a $57 million after-tax charge related to the reclassification of the AEIDC investment portfolio from Available-for-Sale to the Trading investment category as a result of the related AEB sale agreement's impact on the holding period for these investments and the sale of certain AEIDC securities, and a $31 million after-tax charge for the contribution to the American Express Charitable Fund. The net expenses in 2007 and 2006 included $4 million after-tax and $20 million after-tax, respectively, of reengineering costs. Net expenses in 2006 also included the $42 million after-tax gain related to the rebalancing of the Travelers Cheque and Gift Card investment portfolio previously discussed. Net income in 2005 reflected the $73 million after-tax benefit from the September 11, 2001-related insurance claims.

EXPOSURE TO AIRLINE INDUSTRY

Many industry analysts and some carriers have indicated that there could be significant consolidation in the airline industry in 2008, particularly in the United States. The Company would not expect consolidation to have any significant effect on its merchant relationships with the airlines. However, airlines are also some of the most important and valuable partners in the Company's Membership Rewards program. If a participating airline merged with an airline that did not participate in Membership Rewards, the combined airline would have to determine whether or not to continue participation. Similarly, if one of the Company's co-brand airline partners merged with an airline that had a competing co-brand card, the combined airline would have to determine which co-brand cards it would offer. If a surviving airline determined to withdraw from Membership Rewards or to cease offering an American Express co-brand card, the Company's business could be adversely affected. The Company has multiple co-brand relationships and rewards partners. The Company's largest airline co-brand partner is Delta Air Lines (Delta). American Express' Delta SkyMiles Credit Card co-brand portfolio accounts for approximately 5 percent of the Company's worldwide billed business and less than 15 percent of worldwide cardmember lending receivables.

Historically, the Company has not experienced significant revenue declines when a particular airline scales back or ceases operations due to a bankruptcy or other financial challenges. This is because volumes generated by that airline are typically shifted to other participants in the industry that accept the Company's card products. Nonetheless, the Company is exposed to business and credit risk in the airline industry primarily through business arrangements where the Company has remitted payment to the airline for a cardmember purchase of tickets that have not yet been used or "flown." In the event that the cardmember is not able to use the ticket and the Company, based on the facts and circumstances, credits the cardmember for the unused ticket, a potential credit exposure is created for the Company. This credit exposure is disclosed in Note 13 to the Consolidated Financial Statements. Historically, even for an airline that is operating under bankruptcy protection, this type of exposure has not generated any significant losses for the Company. The Company's goal in these distressed situations is to hold sufficient cash over time to ensure that upon liquidation, the cash held is equivalent to the credit exposure related to any unused tickets.

As part of Delta's decision to file for protection under Chapter 11 of the Bankruptcy Code during 2005, the Company lent funds to Delta as part of Delta's post-petition,

debtor-in-possession financing under the Bankruptcy Code. At December 31, 2006, the remaining principal balance under this facility was $176 million. Delta received final approval for its reorganization plan and emerged from bankruptcy on April 30, 2007, and repaid the entire principal and interest outstanding at that time.

OTHER REPORTING MATTERS

ACCOUNTING DEVELOPMENTS

See the Recently Issued Accounting Standards section of Note 1 to the Consolidated Financial Statements.

GLOSSARY OF SELECTED TERMINOLOGY

Asset securitizations — Asset securitization involves the transfer and sale of receivables or loans to a special purpose entity created for the securitization activity, typically a trust. The trust, in turn, issues securities, commonly referred to as asset-backed securities, that are secured by the transferred receivables or loans. The trust uses the proceeds from the sale of such securities to pay the purchase price for the underlying receivables or loans.

Average discount rate — This calculation is designed to approximate merchant pricing. It represents the percentage of billed business (both proprietary and Global Network Services) retained by the Company from merchants it acquires, prior to payments to third parties unrelated to merchant acceptance.

Basic cards-in-force — Proprietary basic consumer cards-in-force includes basic cards issued to the primary account owner and does not include additional supplemental cards issued on that account. Proprietary basic small business and corporate cards-in-force include basic and supplemental cards issued to employee cardmembers. Non-proprietary basic cards-in-force includes all cards that are issued and outstanding under network partnership agreements.

Billed business — Represents the dollar amount of charges on all American Express cards; also referred to as spend or charge volume. Proprietary billed business includes charges made on the Company's proprietary cards-in-force, cash advances on proprietary cards and certain insurance fees charged on proprietary cards. Non-proprietary billed business represents the charges through the Company's global network on cards issued by the Company's network partners.

Card acquisition — Primarily represents the issuance of new cards to either new or existing cardmembers through marketing and promotion efforts.

Cardmember — The individual holder of an issued American Express branded charge or credit card.

Cardmember lending finance revenue — Represents the revenue earned on outstanding cardmember loans. Cardmember lending finance charges are assessed using the average daily balance method. They are recognized based upon the principal amount outstanding in accordance with the terms of the applicable account agreement until the outstanding balance is paid or written-off.

Cardmember loans — Represents the outstanding amount due from cardmembers for charges made on their American Express credit cards, as well as any interest charges and card-related fees. Cardmember loans also include balances with extended payment terms on certain charge card products.

Cardmember receivables — Represents the outstanding amount due from cardmembers for charges made on their American Express charge cards as well as any card-related fees.

Charge cards — Represents cards that carry no pre-set spending limits and are primarily designed as a method of payment and not as a means of financing purchases. Cardmembers generally must pay the full amount billed each month. No finance charges are assessed on charge cards.

Credit cards — Represents cards that have a range of revolving payment terms, grace periods, and rate and fee structures.

Discount revenue — Represents revenue earned from fees charged to merchants with whom the Company has entered into a card acceptance agreement for processing cardmember transactions. The discount fee generally is deducted from the Company's payment reimbursing the merchant for cardmember purchases. Such amounts are reduced by contra-revenue such as payments to third-party card issuing partners, cash-back reward costs, and corporate incentive payments.

Interest-only strip — Interest-only strips are generated from U.S. Card Services' securitization activity and are a form of retained interest held by the Company in the securitization. This financial instrument represents the present value of estimated future "excess spread" expected to be generated by the securitized assets over the estimated life of those assets. Excess spread is the net positive cash flow from interest and fee collections allocated to the third-party investors' interests in the securitization after deducting the interest paid on the investor certificates, credit losses, contractual servicing fees, and other expenses.

Merchant acquisition — Represents the signing of merchants to accept American Express-branded charge and credit cards.

Net card fees — Represents the card membership fees earned during the period. These fees are recognized as revenue over the covered card membership period (typically one year), net of provision for projected refunds for cancellation of card membership. Beginning prospectively as of July 1, 2006, certain card acquisition-related costs were reclassified from other, net expenses to a reduction in net card fees over the membership period covered by the card fee.

Net loss ratio — Represents the ratio of charge card write-offs consisting of principal (resulting from authorized and unauthorized transactions) and fee components, less recoveries, on cardmember receivables expressed as a percentage of gross amounts billed to cardmembers.

Net write-off rate — Represents the amount of cardmember loans written off consisting of principal (resulting from authorized transactions), interest, and fee components, less recoveries, as a percentage of the average loan balance during the period.

Return on average equity — Computed on a trailing 12-month basis using total shareholders' equity as included in the Consolidated Financial Statements prepared in accordance with GAAP.

Return on segment capital — Computed on a trailing 12-month basis using segment income and equity capital allocated to segments based upon specific business operational needs, risk measures, and regulatory capital requirements.

Securitization income, net — Includes non-credit provision components of the net gains from securitization activities; changes in fair value of the interest-only strip; excess spread related to securitized cardmember loans; and servicing income, net of related discounts or fees. Excess spread, which is recognized as earned, is the net positive cash flow from interest and fee collections allocated to the third-party investors' interests in the securitization after deducting the interest paid on the investor certificates, credit losses, contractual servicing fees, and other expenses.

Stored value and prepaid products — Include Travelers Cheques and other prepaid products such as gift cheques and cards as well as reloadable Travelers Cheque cards. These products are sold as safe and convenient alternatives to currency for purchasing goods and services.

Total cards-in-force — Represents the number of cards that are issued and outstanding. Total consumer cards-in-force includes basic cards issued to the primary account owner and any supplemental cards, which represent additional cards issued on that account. Total small business and corporate cards-in-force include basic cards issued to employee cardmembers. Proprietary cards-in-force represent card products where the Company owns the cardmember relationship including card issuance, billing and credit management and strategic plans such as marketing, promotion, and development of card products and offerings. Proprietary cards-in-force include co-brand and affinity cards. For non-proprietary cards-in-force (except for certain independent operator network partnership agreements), the Company maintains the responsibility to acquire and service merchants that accept the Company's cards and the cardmember relationship is owned by the Company's network partners that issue the cards.

Travel sales — Represents the total dollar amount of travel transaction volume for airline, hotel, car rental, and other travel arrangements made for consumers and corporate clients. The Company earns revenue on these transactions by charging a transaction or management fee.

FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements, which are subject to risks and uncertainties. The forward-looking statements, which address the Company's expected business and financial performance, among other matters, contain words such as "believe," "expect," "anticipate," "optimistic," "intend," "plan," "aim," "will," "may," "should," "could," "would," "likely," and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update or revise any forward-looking statements.

Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the following: consumer and business spending on the Company's credit and charge card products and Travelers Cheques and other prepaid products and growth in card lending balances, which depend in part on the economic environment, and the ability to issue new and enhanced card and prepaid products, services and rewards programs, and increase revenues from such products, attract new Cardmembers, reduce Cardmember attrition, capture a greater share of existing Cardmembers' spending, and sustain premium discount rates on its card products in light of regulatory and market pressures, increase merchant coverage, retain Cardmembers after low introductory lending rates have expired, and expand the Global Network Services business; the Company's ability to manage credit risk related to consumer debt, business loans, merchants and other credit trends, which will depend in part on the economic environment, the rates of bankruptcies and unemployment, which can affect spending on card products, debt payments by individual and corporate customers and businesses that accept the Company's card products, and on the effectiveness of the Company's credit models; fluctuations in interest rates (including fluctuations in benchmarks, such as LIBOR and other benchmark rates, used to price loans and other indebtedness, as well as credit spreads in the pricing of loans and other indebtedness), which impact the Company's borrowing costs, return on lending products and the value of the Company's investments; the Company's ability to meet its ROE target range of 33 to 36 percent on average and over time, which will depend in part on factors such as the Company's ability to generate sufficient revenue growth and achieve sufficient margins, fluctuations in the capital required to support its businesses, the mix of the Company's financings, and fluctuations in the level of the Company's shareholders' equity

due to share repurchases, dividends, changes in accumulated other comprehensive income and accounting changes, among other things; the actual amount to be spent by the Company on marketing, promotion, rewards and Cardmember services based on management's assessment of competitive opportunities and other factors affecting its judgment; the ability to control and manage operating, infrastructure, advertising and promotion expenses as business expands or changes, including the ability to accurately estimate the provision for the cost of the Membership Rewards program; fluctuations in foreign currency exchange rates; the Company's ability to grow its business and meet or exceed its return on shareholders' equity target by reinvesting approximately 35 percent of annually-generated capital, and returning approximately 65 percent of such capital to shareholders, over time, which will depend on the Company's ability to manage its capital needs and the effect of business mix, acquisitions and rating agency requirements; the success of the Global Network Services business in partnering with banks in the United States, which will depend in part on the extent to which such business further enhances the Company's brand, allows the Company to leverage its significant processing scale, expands merchant coverage of the network, provides Global Network Services' bank partners in the United States the benefits of greater Cardmember loyalty and higher spend per customer, and merchant benefits such as greater transaction volume and additional higher spending customers; trends in travel and entertainment spending and the overall level of consumer confidence; the costs and integration of acquisitions; the underlying assumptions and expectations related to the sale of the American Express Bank Ltd. businesses proving to be inaccurate or unrealized, including, among other things, the likelihood of and expected timing for completion of the transaction, the proceeds to be received by the Company in the transaction and the transaction's impact on the Company's earnings; the success, timeliness and financial impact (including costs, cost savings and other benefits including increased revenues), and beneficial effect on the Company's operating expense to revenue ratio, both in the short-term and over time, of reengineering initiatives being implemented or considered by the Company, including cost management, structural and strategic measures such as vendor, process, facilities and operations consolidation, outsourcing (including, among others, technologies operations), relocating certain functions to lower-cost overseas locations, moving internal and external functions to the Internet to save costs, and planned staff reductions relating to certain of such reengineering actions; the Company's ability to reinvest the benefits arising from such reengineering actions in its businesses; bankruptcies, restructurings, consolidations or similar events affecting the airline or any other industry representing a significant portion of the Company's billed business, including any potential negative effect on particular card products and services and billed business generally that could result from the actual or perceived weakness of key business partners in such industries; the triggering of obligations to make payments to certain co-brand partners, merchants, vendors and customers under contractual arrangements with such parties under certain circumstances; a downturn in the Company's businesses and/or negative changes in the Company's and its subsidiaries' credit ratings, which could result in contingent payments under contracts, decreased liquidity and higher borrowing costs; accuracy of estimates for the fair value of the assets in the Company's investment portfolio and, in particular, those investments that are not readily marketable, including the valuation of the interest-only strip relating to the Company's lending securitizations; the Company's ability to invest in technology advances across all areas of its business to stay on the leading edge of technologies applicable to the payments industry; the Company's ability to protect its intellectual property rights (IP) and avoid infringing the IP of other parties; the potential negative effect on the Company's businesses and infrastructure, including information technology, of terrorist attacks, natural disasters or other catastrophic events in the future; political or economic instability in certain regions or countries, which could affect lending and other commercial activities, among other businesses, or restrictions on convertibility of certain currencies; changes in laws or government regulations; accounting changes; outcomes and costs associated with litigation and compliance and regulatory matters; and competitive pressures in all of the Company's major businesses. See also "Risk Factors" in the Company's 2007 Form 10-K filed with the SEC.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of American Express Company (the Company) is responsible for establishing and maintaining adequate internal control over financial reporting.

The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America, and includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control — Integrated Framework.*

Based on management's assessment and those criteria, we conclude that, as of December 31, 2007, the Company's internal control over financial reporting is effective.

PricewaterhouseCoopers LLP, the Company's independent registered public accounting firm, has issued an audit report appearing on the following page on the effectiveness of the Company's internal control over financial reporting as of December 31, 2007.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS AND SHAREHOLDERS OF AMERICAN EXPRESS COMPANY:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of shareholders' equity present fairly, in all material respects, the financial position of American Express Company and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing on page 65. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

New York, New York

February 25, 2008

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

AMERICAN EXPRESS COMPANY

CONSOLIDATED STATEMENTS OF INCOME

AMERICAN EXPRESS COMPANY

Years Ended December 31, *(Millions, except per share amounts)*	2007	2006	2005
Revenues			
Discount revenue	**$14,596**	$12,978	$11,489
Net card fees	**2,050**	1,994	2,033
Travel commissions and fees	**1,926**	1,778	1,780
Other commissions and fees	**2,417**	2,233	2,106
Securitization income, net	**1,507**	1,489	1,260
Other	**1,645**	1,689	1,317
Total	**24,141**	22,161	19,985
Interest income			
Cardmember lending finance revenue	**6,145**	4,586	3,379
Other	**1,271**	1,147	1,040
Total	**7,416**	5,733	4,419
Total revenues	**31,557**	27,894	24,404
Interest expense			
Cardmember lending	**1,734**	1,192	847
Charge card and other	**2,092**	1,548	1,132
Total	**3,826**	2,740	1,979
Revenues net of interest expense	**27,731**	25,154	22,425
Expenses			
Marketing, promotion, rewards and cardmember services	**7,817**	6,504	5,823
Human resources	**5,438**	5,040	4,745
Professional services	**2,283**	2,269	1,986
Occupancy and equipment	**1,436**	1,384	1,318
Communications	**461**	434	439
Other, net	**389**	1,358	1,303
Total	**17,824**	16,989	15,614
Provisions for losses and benefits			
Charge card	**1,140**	935	1,038
Cardmember lending	**2,761**	1,623	1,349
Other (including investment certificates)	**440**	468	371
Total	**4,341**	3,026	2,758
Pretax income from continuing operations	**5,566**	5,139	4,053
Income tax provision	**1,518**	1,528	991
Income from continuing operations	**4,048**	3,611	3,062
(Loss) Income from discontinued operations, net of tax	**(36)**	96	672
Net income	**$ 4,012**	$ 3,707	$ 3,734
Earnings per Common Share — Basic:			
Income from continuing operations	**$ 3.45**	$ 2.98	$ 2.48
(Loss) Income from discontinued operations	**(0.03)**	0.08	0.55
Net income	**$ 3.42**	$ 3.06	$ 3.03
Earnings per Common Share — Diluted:			
Income from continuing operations	**$ 3.39**	$ 2.92	$ 2.43
(Loss) Income from discontinued operations	**(0.03)**	0.07	0.54
Net income	**$ 3.36**	$ 2.99	$ 2.97
Average common shares outstanding for earnings per common share:			
Basic	**1,173**	1,212	1,233
Diluted	**1,196**	1,238	1,258

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

AMERICAN EXPRESS COMPANY

December 31, *(Millions, except share data)*	2007	2006
Assets		
Cash and cash equivalents	**$ 11,737**	$ 5,306
Accounts receivable		
Cardmember receivables, less reserves: 2007, $1,149; 2006, $981	**38,923**	36,386
Other receivables, less reserves: 2007, $36; 2006, $35	**3,082**	2,279
Investments	**15,864**	17,954
Loans		
Cardmember lending, less reserves: 2007, $1,831; 2006, $1,171	**52,674**	42,135
Other, less reserves: 2007, $45; 2006, $36	**762**	981
Land, buildings and equipment — at cost, less accumulated depreciation: 2007, $3,453; 2006, $2,980	**2,692**	2,350
Other assets	**7,349**	6,526
Assets of discontinued operations	**16,747**	14,412
Total assets	**$149,830**	$128,329
Liabilities and Shareholders' Equity		
Customers' deposits	**$ 15,397**	$ 12,010
Travelers Cheques outstanding	**7,197**	7,215
Accounts payable	**7,674**	8,676
Investment certificate reserves	**5,299**	6,058
Short-term debt	**17,762**	15,236
Long-term debt	**55,285**	42,747
Other liabilities	**13,959**	11,931
Liabilities of discontinued operations	**16,228**	13,945
Total liabilities	**138,801**	117,818
Shareholders' Equity		
Common shares, $.20 par value, authorized 3.6 billion shares; issued and outstanding 1,158 million shares in 2007 and 1,199 million shares in 2006	**232**	240
Additional paid-in capital	**10,164**	9,638
Retained earnings	**1,075**	1,153
Accumulated other comprehensive (loss) income		
Net unrealized securities gains, net of tax: 2007, $(6); 2006, $(61)	**12**	92
Net unrealized derivatives (losses) gains, net of tax: 2007, $40; 2006, $(16)	**(71)**	27
Foreign currency translation adjustments, net of tax: 2007, $7; 2006, $22	**(255)**	(222)
Net unrealized pension and other postretirement benefit costs, net of tax: 2007, $56; 2006, $210	**(128)**	(417)
Total accumulated other comprehensive loss	**(442)**	(520)
Total shareholders' equity	**11,029**	10,511
Total liabilities and shareholders' equity	**$149,830**	$128,329

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

AMERICAN EXPRESS COMPANY

Years Ended December 31, *(Millions)*	2007	2006	2005
Cash Flows from Operating Activities			
Net income	$ 4,012	$ 3,707	$ 3,734
Loss (Income) from discontinued operations, net of tax	36	(96)	(672)
Income from continuing operations	4,048	3,611	3,062
Adjustments to reconcile income from continuing operations to net cash provided by operating activities			
Provisions for losses and benefits	4,527	3,021	2,771
Depreciation and amortization	648	608	567
Deferred taxes, acquisition costs and other	(738)	(378)	(266)
Stock-based compensation	276	275	232
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions:			
Accounts receivable	(912)	(296)	(682)
Other operating assets	(139)	(511)	533
Accounts payable and other liabilities	1,005	2,507	1,190
(Decrease) increase in Travelers Cheques outstanding	(22)	47	(79)
Net cash (used in) provided by operating activities attributable to discontinued operations	(209)	121	717
Net cash provided by operating activities	8,484	9,005	8,045
Cash Flows from Investing Activities			
Sale of investments	4,901	5,416	3,374
Maturity and redemption of investments	7,100	11,067	6,479
Purchase of investments	(10,332)	(15,850)	(10,539)
Net increase in cardmember loans/receivables	(18,903)	(15,096)	(13,012)
Proceeds from cardmember loan securitizations	5,909	3,491	5,386
Maturities of cardmember loan securitizations	(3,500)	(4,435)	(4,463)
Loan operations and principal collections, net	25	107	100
Purchase of land, buildings and equipment	(938)	(832)	(584)
Sale of land, buildings and equipment	55	78	239
(Acquisitions) dispositions, net of cash sold/acquired	(124)	779	(136)
Cash spun-off to Ameriprise	—	—	(3,678)
Net cash (used in) provided by investing activities attributable to discontinued operations	(1,287)	70	(427)
Net cash used in investing activities	(17,094)	(15,205)	(17,261)
Cash Flows from Financing Activities			
Net change in customers' deposits	3,361	(1,876)	4,309
Sale of investment certificates	3,427	4,670	5,728
Redemption of investment certificates	(4,219)	(5,554)	(4,296)
Net increase (decrease) in debt with maturities of three months or less	5,338	(3,054)	(345)
Issuance of debt	27,353	29,339	14,195
Principal payments on debt	(18,390)	(14,741)	(14,280)
Issuance of American Express common shares and other	852	1,203	1,129
Repurchase of American Express common shares	(3,572)	(4,093)	(1,853)
Dividends paid	(712)	(661)	(597)
Net cash provided by financing activities attributable to discontinued operations	2,028	1,345	2,473
Net cash provided by financing activities	15,466	6,578	6,463
Effect of exchange rate changes on cash	166	264	(10)
Net increase (decrease) in cash and cash equivalents	7,022	642	(2,763)
Cash and cash equivalents at beginning of year includes cash of discontinued operations: 2007, $2,940; 2006, $1,464; 2005, $2,728	8,246	7,604	10,367
Cash and cash equivalents at end of year includes cash of discontinued operations: 2007, $3,531; 2006, $2,940; 2005, $1,464	$ 15,268	$ 8,246	$ 7,604

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

AMERICAN EXPRESS COMPANY

Three Years Ended December 31, 2007 *(Millions, except per share amounts)*	Total	Common Shares	Additional Paid-in Capital	Accumulated Other Comprehensive Income/(Loss)	Retained Earnings
Balances at December 31, 2004	$16,020	$250	$ 7,316	$ 258	$ 8,196
Comprehensive income					
Net income	3,734				3,734
Change in net unrealized securities gains	(607)			(607)	
Change in net unrealized derivatives gains	275			275	
Foreign currency translation adjustments	(81)			(81)	
Minimum pension liability adjustment	(2)			(2)	
Total comprehensive income	3,319				
Spin-off of Ameriprise	(7,746)			18	(7,764)
Repurchase of common shares	(1,853)	(7)	(209)		(1,637)
Other changes, primarily employee plans	1,405	5	1,545		(145)
Cash dividends declared					
Common, $0.48 per share	(596)				(596)
Balances at December 31, 2005	10,549	248	8,652	(139)	1,788
Comprehensive income					
Net income	3,707				3,707
Change in net unrealized securities gains	(45)			(45)	
Change in net unrealized derivatives gains	(116)			(116)	
Foreign currency translation adjustments	178			178	
Minimum pension liability adjustment	(2)			(2)	
Total comprehensive income	3,722				
Adjustment to initially apply SFAS No. 158, net of tax	(396)			(396)	
Repurchase of common shares	(4,093)	(15)	(534)		(3,544)
Acquisition of Harbor Payments, Inc.	147		147		
Other changes, primarily employee plans	1,274	7	1,373		(106)
Cash dividends declared					
Common, $0.57 per share	(692)				(692)
Balances at December 31, 2006	10,511	240	9,638	(520)	1,153
Comprehensive income					
Net income	**4,012**				**4,012**
Change in net unrealized securities gains	**(80)**			**(80)**	
Change in net unrealized derivatives (losses) gains	**(98)**			**(98)**	
Foreign currency translation adjustments	**(33)**			**(33)**	
Net unrealized pension and other post retirement benefit gains	**289**			**289**	
Total comprehensive income	**4,090**				
Repurchase of common shares	**(3,572)**	**(12)**	**(494)**		**(3,066)**
Other changes, primarily employee plans	**867**	**4**	**1,020**		**(157)**
Adoption of FIN 48	**(127)**				**(127)**
Cash dividends declared					
Common, $0.63 per share	**(740)**				**(740)**
Balances at December 31, 2007	**$11,029**	**$232**	**$10,164**	**$(442)**	**$ 1,075**

See Notes to Consolidated Financial Statements.

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY

American Express Company (the Company) is a leading global payments, and travel company. The Company's principal products and services are charge and credit payment card products and travel-related services offered to consumers and businesses around the world. The Company's businesses are organized into two customer-focused groups, the Global Consumer Group and the Global Business-to-Business Group. The Global Consumer Group offers a range of products and services including charge and lending (i.e., credit) card products; consumer travel services; stored value products such as Travelers Cheques and prepaid products. The Business-to-Business Group offers business travel, corporate cards and other expense management products and services; network services and merchant acquisition and merchant processing for the Company's network partners and proprietary payments businesses; and point-of-sale, back-office, and marketing products and services for merchants. The Company's various products and services are sold globally to diverse customer groups, including consumers, small businesses, middle-market companies, and large corporations. These products and services are sold through various channels including direct mail, on-line applications, targeted sales forces, and direct response advertising.

REPORTABLE OPERATING SEGMENTS

During 2007, the Company's segments were realigned within the two major customer groups. Accordingly U. S. Card Services (USCS) and International Card Services (ICS) are aligned within the Global Consumer Group and Global Commercial Services (GCS) and Global Network & Merchant Services (GNMS) are aligned within the Global Business-to-Business Group. The Company has reclassified the prior period amounts to be consistent with the new reportable operating segments.

DIVESTITURES AND ACQUISITIONS

The Company announced or completed the following divestitures during 2007, 2006, and 2005.

AEB and AEIDC

On September 18, 2007, the Company entered into an agreement to sell its international banking subsidiary, American Express Bank Ltd. (AEB) and American Express International Deposit Company (AEIDC), a subsidiary that issues investment certificates to AEB's customers, to Standard Chartered PLC (Standard Chartered) for the approximate value of $1.1 billion, subject to certain regulatory approvals. Standard Chartered will pay the Company an amount equal to the net asset value of the AEB businesses that are being sold at the closing date plus $300 million. At December 31, 2007, this would have amounted to approximately $819 million. The Company also expects to realize an additional amount representing the net asset value of AEIDC, which was also contracted to be sold to Standard Chartered 18 months after the close of the AEB sale, through a put/call agreement. As of December 31, 2007, the net asset value of that business was $232 million. This value is expected to be realized through (1) dividends from the subsidiary to the Company and (2) a subsequent payment from Standard Chartered based on the net asset value of AEIDC on the date the business is transferred to them.

For 2007 and all prior periods presented, the operating results, assets and liabilities, and cash flows of AEB (except for certain components of AEB that are not being sold) have been removed from the Corporate & Other segment and reported within the discontinued operations captions in the Company's Consolidated Financial Statements. AEIDC will continue to be included in continuing operations within the Corporate & Other segment until such time as AEIDC qualifies for classification as a discontinued operation, which will occur approximately one year prior to its transfer to Standard Chartered.

The operating results, assets and liabilities, and cash flows of AEB are presented separately in the Company's Consolidated Financial Statements. The Notes to the Consolidated Financial Statements have been adjusted to exclude discontinued operations unless otherwise noted. Refer to Note 2 for further discussion of AEB as a discontinued operation.

Divestitures with GNS Network Arrangements

On May 31, 2007, the Company completed the sale of its merchant-related activities in Russia to Russian Standard Bank (RSB), for approximately $27 million ($18 million after-tax) net gain in the Global Network & Merchant Services segment. $23 million ($15 million after-tax) of the gain relates to the merchant-related activities sold and is reported as a reduction to other, net expenses in the Company's continuing operations. $4 million ($3 million after-tax) of the gain relates to the issuance of the Global Network Services (GNS) license and is reported as other revenue in the Company's continuing operations.

During the third quarter of 2006, the Company completed the sale of its card and merchant-related activities in Malaysia to Maybank, and its card and merchant-related activities in Indonesia to Bank Danamon for combined proceeds of $94 million. The transactions generated a gain of $33 million ($24 million after-tax), and are reported as a reduction to other, net expenses in the Company's continuing operations ($23 million in the International Card Services segment and $10 million in the Global Commercial Services segment).

On June 30, 2006, the Company completed the sale of its card and merchant-related activities and international banking activities in Brazil to Banco Bradesco S.A. (Bradesco), for

approximately $470 million. The transaction generated a net after-tax gain of $109 million. $144 million ($131 million after-tax) of the gain relates to the card and merchant-related activities sold and is reported as a reduction to other, net expenses in the Company's continuing operations ($91 million in the International Card Services segment, $28 million in the Global Commercial Services segment, and $25 million in the Global Network & Merchant Services segment). A $48 million ($22 million after-tax) loss related to the sale of the Company's international banking activities to Bradesco is reported in discontinued operations for banking activities the Company exited in Brazil.

The Company will continue to maintain its presence in the merchant-related businesses within Russia and in the card and merchant-related businesses within Malaysia, Indonesia, and Brazil through its Global Network Services arrangements with the acquirers and its retention of agreements with multinational merchants.

Ameriprise, TBS and Other Divestitures

On September 30, 2005, the Company completed the spin-off of Ameriprise Financial, Inc. (Ameriprise), previously known as American Express Financial Corporation, the Company's former financial planning and financial services business. In addition, the Company completed certain dispositions including the sale of its tax, accounting, and consulting business, American Express Tax and Business Services, Inc. (TBS). The operating results, assets and liabilities, and cash flows related to Ameriprise and certain dispositions (including TBS) have been reflected as discontinued operations in the Consolidated Financial Statements.

Acquisitions and Other Transactions

On September 30, 2007, the Company purchased all the outstanding common shares of AMEX Assurance Company (AAC), a subsidiary of Ameriprise, for $115 million. During the third quarter of 2005, the Company recorded a $115 million liability related to the share purchase agreement with Ameriprise to purchase all of the shares of AAC, within a period not to exceed two years from the spin-off date of September 30, 2005. The Company had previously consolidated AAC as a variable interest entity within the U.S. Card Services segment since the spin-off of Ameriprise and therefore there is no impact on the Company's Consolidated Financial Statements from this 2007 acquisition.

On December 31, 2006, the Company acquired Harbor Payments, Inc. (Harbor Payments) for approximately $150 million, which was paid primarily in the Company's common stock. Harbor Payments is a technology provider that specializes in electronic invoice and payment capabilities. The acquisition is reflected in the Global Commercial Services segment.

PRINCIPLES OF CONSOLIDATION

The Consolidated Financial Statements of the Company are prepared in conformity with U.S. generally accepted accounting principles (GAAP). All significant intercompany transactions are eliminated.

The Company consolidates all voting interest entities in which the Company holds a greater than 50 percent voting interest. Entities in which the Company's voting interest is 20 percent or more but less than 50 percent are accounted for under the equity method. All other investments are accounted for under the cost method unless the Company determines that it exercises significant influence over an entity by means other than voting rights, in which case the entity is accounted for under the equity method.

The Company also consolidates any Variable Interest Entities (VIEs) for which it is considered to be the primary beneficiary. The determination of whether an entity is a VIE is based on the amount and characteristics of the entity's equity. In general, an enterprise is required to consolidate a VIE when it has a variable interest and it is deemed to be the primary beneficiary (meaning that it will absorb a majority of the VIE's expected losses or receive a majority of the VIE's expected residual returns). The Company's involvement with VIEs is limited, and primarily comprises investments in affordable housing partnerships and its cardmember receivables securitization trust.

Qualifying Special Purpose Entities (QSPEs) under Statement of Financial Accounting Standards (SFAS) No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (SFAS No. 140), are not consolidated. The Company utilizes QSPEs in connection with cardmember lending securitizations within the U.S. Card Services segment.

Certain reclassifications of prior period amounts have been made to conform to the current presentation. These reclassifications did not have an impact on the Company's financial position or results of operations, and primarily includes those described in the Company's previously filed current reports on Form 8-K dated November 1, 2007, and March 30, 2007.

In addition, beginning prospectively as of July 1, 2006, certain card acquisition related costs were reclassified from other expenses to a reduction in net card fees.

FOREIGN CURRENCY

Assets and liabilities denominated in foreign currencies are translated into U.S. dollars based upon exchange rates prevailing at the end of each year. The resulting translation adjustments, along with any related qualifying hedge and tax effects, are included in accumulated other comprehensive (loss) income, a component of shareholders' equity. Translation adjustments, including qualifying hedge and tax effects, are

reclassified to earnings upon the sale or substantial liquidation of investments in foreign operations. Revenues and expenses are translated at the average month-end exchange rates during the year. Gains and losses related to non-functional currency transactions, including non-U.S. operations where the functional currency is the U.S. dollar, are reported net in other revenue or other, net expense, depending on the nature of the activity, in the Company's Consolidated Statements of Income. Net non-functional currency transaction gains amounted to approximately $27 million, $11 million, and $5 million in 2007, 2006, and 2005, respectively.

AMOUNTS BASED ON ESTIMATES AND ASSUMPTIONS

Accounting estimates are an integral part of the Consolidated Financial Statements. These estimates are based, in part, on management's assumptions concerning future events. Among the more significant assumptions are those that relate to reserves for cardmember losses relating to loans and charge receivables, asset securitizations, Membership Rewards, and income taxes, as discussed below.These accounting estimates reflect the best judgment of management, but actual results could differ.

REVENUES NET OF INTEREST EXPENSE

The Company generates revenue from a variety of sources including global payments, such as charge and credit cards, travel services and investments funded by the sale of stored value products, such as Travelers Cheques.

Discount Revenue

The Company earns discount revenue from fees charged to merchants with which the Company has entered into card acceptance agreements for processing cardmember transactions. The discount generally is deducted from the payment to the merchant and recorded as discount revenue at the time the charge is captured.

Net Card Fees

Card fees are deferred and recognized as revenue on a straight-line basis over the 12-month card membership period, net of deferred direct card acquisition costs and a reserve for projected membership cancellations.

Travel Commissions and Fees

The Company earns customer revenue by charging a transaction or management fee for airline or other transactions. Customer-related fees and other revenues are recognized at the time a client books travel arrangements. Travel suppliers pay commissions on airline tickets issued and on sales and transaction volumes, based on contractual agreements.These revenues are recognized at the time a ticket is purchased. Other travel suppliers that pay commissions on hotels and car rentals generally are not under firm contractual agreements, and therefore, revenue is not recognized until cash is received.

Other Commissions and Fees

Other commissions and fees include foreign exchange conversion fees and other card-related assessments, which are recognized primarily in the period in which they are charged to the cardmember. Fees related to the Company's Membership Rewards program are deferred and recognized over the period covered by the fee and included in deferred card fees and other, net of deferred acquisition costs, as discussed above.

Securitization Income, Net

Securitization income, net includes non-credit provision components of the net gains from securitization activities, excess spread related to securitized cardmember loans, changes in the fair value of the interest-only strip, and servicing income, net of related discounts or fees. Excess spread, which is recognized as earned, is the net positive cash flow from interest and fee collections allocated to the third-party investors' interests in the securitization after deducting the interest paid on the investor certificates, credit losses, contractual servicing fees and other expenses.

Other Revenue

Other revenue includes insurance premiums earned from cardmember travel and other insurance programs, revenues arising from contracts with Global Network Services' partners including royalties and signing fees, publishing revenues, and other miscellaneous revenue and fees.

Contra-revenue

The Company regularly makes payments through contractual arrangements with merchants, Corporate Card Clients and all other customers. Payments to any customer are classified as contra-revenue unless a specifically identifiable benefit (e.g., goods or services) is received by the Company in consideration for that payment and the fair value of such benefit is determinable and measurable.If no such benefit is identified, then the entire payment is classified as contra-revenue, and included within revenues net of interest expense in the Consolidated Statements of Income in the line item where the related transaction revenues are recorded (e.g., discount revenue, travel commissions and fees, and other commissions and fees). If such a benefit is identified, then the payment is classified as expense up to the estimated fair value of the benefit.

Interest Income

Cardmember lending finance revenues are assessed using the average daily balance method for receivables owned. These amounts are recognized based upon the principal amount outstanding in accordance with the terms of the applicable account agreement until the outstanding balance is paid or written-off.

Other interest income primarily relates to the Company's performing fixed-income securities. Interest income is accrued as earned using the effective interest method, which adjusts the yield for security premiums and discounts, fees and other payments, so that the related security recognizes a constant rate of return on the outstanding balance throughout its term. These amounts are recognized until these securities are in default or when it is likely that future interest payments will not be made as scheduled.

Interest Expense

Interest expense includes interest incurred primarily to fund cardmember lending, charge card product receivables and general corporate purposes.

EXPENSES

Stock-based Compensation

Effective July 1, 2005, the Company adopted SFAS No. 123 (revised 2004), "Share-Based Payment" (SFAS No. 123(R)), using the modified prospective application. The adoption of SFAS No. 123(R) requires entities to measure and recognize the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The adoption of SFAS No. 123(R) did not materially impact the Company's Consolidated Financial Statements since the Company had been expensing share-based awards granted after January 1, 2003, under the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). The Company recognizes the cost of these awards on a straight-line basis over their vesting periods.

If the Company had followed the fair value recognition provisions of SFAS 123(R) for all outstanding and unvested stock options for the period from January 1, 2005, through June 30, 2005, pro-forma stock–based compensation would have increased by $9 million, net of tax, and correspondingly pro-forma basic and diluted earnings per common share would have decreased by $0.01.

Marketing, Promotion, Rewards and Cardmember Services

These expenses include the costs of rewards programs (including Membership Rewards, discussed in the other liabilities section below), protection plans and complimentary services provided to cardmembers, and advertising costs, which are expensed in the year in which the advertising first takes place.

Other, Net Expense

Other, net expense includes general operating expenses, gains (losses) on sale of assets or businesses not classified as discontinued operations, and litigation and insurance costs or settlements.

BALANCE SHEET

Cash and Cash Equivalents

The Company has defined cash equivalents to include time deposits and other highly liquid investments with original maturities of 90 days or less.

Accounts Receivable

Cardmember receivables

Cardmember receivables represent amounts due from charge card customers. These receivables are recorded at the time a cardmember enters into a point-of-sale transaction with a merchant. Cardmember receivable balances are presented on the Consolidated Balance Sheets net of reserves for losses, discussed below, and includes principal and any related accrued fees.

Reserves for losses — cardmember receivables

Reserves for losses relating to cardmember receivables represent management's best estimate of the losses inherent in the Company's outstanding portfolio of receivables. Management's evaluation process requires certain estimates and judgments. Reserves for these losses are primarily based upon models that analyze specific portfolio statistics and reflect management's judgment regarding overall reserve adequacy. The analytic models take into account several factors, including average write-off rates for various stages of receivable aging (i.e., current, 30 days, 60 days, 90 days) over a 24-month period and average bankruptcy and recovery rates. Management considers whether to adjust the analytic models based on other factors, such as the level of coverage and recent trends of past-due accounts, as well as leading economic and market indicators, such as the unemployment rate, consumer confidence index, purchasing manager's index, bankruptcy filings, concentration of credit risk such as based on tenure, industry or geographic regions, and the legal and regulatory environment.

Cardmember receivable balances are written off when management deems amounts to be uncollectible and is generally determined by the number of days past due. Receivables in bankruptcy or owed by deceased individuals are written off upon notification, while other accounts are written off when 360 days past due.

Investments

Investments include debt and equity securities and are classified within both the Available-for-Sale and Trading categories.

Available-for-Sale investment securities are carried at fair value on the Consolidated Balance Sheets with unrealized gains (losses) recorded in accumulated other comprehensive (loss) income, net of income tax provisions (benefits). Realized gains and losses on these securities are recognized in results of operations upon disposition of the securities using the

specific identification method on a trade date basis. In addition, realized losses are recognized when management determines that a decline in value is other-than-temporary, which requires judgment regarding the amount and timing of recovery. Indicators of other-than-temporary impairment for debt securities include issuer downgrade, default, or bankruptcy. The Company also considers the extent to which cost exceeds fair value, the duration and size of that gap, management's judgment about the issuer's current and prospective financial condition, as well as its intent and ability to hold the security until recovery of the unrealized losses.

Trading investment securities are carried at fair value on the Consolidated Balance Sheets, and changes in fair value are recorded in results of operations.

The Company obtains fair value of investment securities primarily from third party pricing vendors engaged by the Company. When available, quoted market prices are used to determine fair value. If quoted market prices are not available, fair values are estimated using pricing models, where the inputs to those models are based on observable market inputs. The inputs to the valuation models vary by the type of security being priced but are typically benchmark yields, reported trades, broker dealer quotes, and prices of similar assets. Pricing models generally do not entail material subjectivity because the methodologies employed use inputs observed from active markets. In limited cases observable market prices and input may not be readily available or availability may be limited due to market conditions. Internal models may be used in these situations to determine fair value. This represents less than 0.1 percent of the Company's total assets.

Loans

Cardmember lending

Cardmember loans represent amounts due from lending product customers. These loans are recorded at the time a cardmember enters into a point-of-sale transaction with a merchant or when a charge card customer enters into an extended payment arrangement. Cardmember loans are presented on the Consolidated Balance Sheets net of reserves for cardmember losses, discussed below, and include accrued interest receivable and fees as of the balance sheet date. The Company's policy is to cease accruing for interest receivable once a cardmember loan is more than 180 days past due.

Reserve for losses — cardmember lending

The Company's methodology for reserving for losses relating to cardmember loans is consistent with reserving for losses relating to cardmember receivables, with the exception that cardmember loans (other than those in bankruptcy or owed by deceased individuals) are written off when 180 days past due.

Asset Securitizations

The Company periodically securitizes cardmember receivables and loans by transferring those financial assets to a trust. The trust then issues securities to third-party investors, and these securities are collateralized by the transferred assets. The Company accounts for its transfers of these financial assets in accordance with SFAS No. 140.

In order for a securitization of financial assets to be accounted for as a sale, the transferor must surrender control over those financial assets to the extent that the transferor receives consideration other than beneficial interests in the transferred assets.

Cardmember loans are transferred to a QSPE, and such transactions are structured to meet the sales criteria. Accordingly, when loans are sold through securitizations, the Company removes the loans from its Consolidated Balance Sheets and recognizes both a gain on sale and retained interests in the securitizations.

In contrast, cardmember receivables are transferred to a special purpose entity, a trust that does not meet the requirements for treatment as a qualifying sale. Securitizations of cardmember receivables are accounted for as secured borrowings.

Land, Buildings and Equipment

Land, buildings and equipment

Buildings and equipment, including leasehold improvements, are carried at cost less accumulated depreciation. Costs incurred during construction are capitalized and are depreciated once an asset is placed in service. Depreciation is generally computed using the straight-line method over the estimated useful lives of assets, which range from three to eight years for equipment. Buildings are depreciated based upon their estimated useful life at the acquisition date, which generally ranges from 40 to 60 years.

Leasehold improvements are depreciated using the straight-line method over the lesser of the remaining term of the leased facility or the economic life of the improvement, which ranges from five to ten years. The Company maintains operating leases worldwide for facilities and equipment. Rent expense for facility leases is recognized ratably over the lease term, and is calculated to include adjustments for rent concessions, all non-market based rent escalations, and leasehold improvement allowances.

Software development costs

The Company capitalizes certain costs associated with the acquisition or development of internal-use software. Once the software is ready for its intended use, these costs are amortized on a straight-line basis over the software's estimated useful life, generally five years.

Goodwill and Other Intangible Assets

Goodwill

Goodwill represents the excess of acquisition cost of an acquired company over the fair value of assets acquired and liabilities assumed. Goodwill is included in other assets on the Consolidated Balance Sheets. The Company assigns goodwill to its reporting units for the purpose of impairment testing. A reporting unit is defined as an operating segment, or a business one level below an operating segment. The Company evaluates goodwill for impairment annually and between annual tests if events occur or circumstances change that more likely than not reduce the fair value of reporting units below their carrying amounts. In determining whether impairment has occurred, the Company generally uses a comparative market multiples approach for calculating fair value.

Intangible assets

Intangible assets, primarily customer relationships, are amortized over their estimated useful lives of 2 to 14 years on a straight-line basis. Intangible assets are included in other assets on the Consolidated Balance Sheets. The Company reviews intangible assets for impairment quarterly and whenever events and circumstances indicate that their carrying amounts may not be recoverable. In addition, on an annual basis, the Company performs a complete impairment evaluation of all intangible assets based upon fair value generally using a discounted cash flow approach. An impairment is recognized if the carrying amount is not recoverable and exceeds the asset's fair value.

Other Liabilities

Membership Rewards

The Membership Rewards program allows enrolled cardmembers to earn points that can be redeemed for a broad range of rewards, including travel, entertainment, retail certificates, and merchandise. The Company establishes balance sheet reserves which represent the estimated cost of points earned to date that are ultimately expected to be redeemed. Also, these reserves reflect management's judgment regarding overall adequacy. A weighted average cost per point redeemed during the previous 12 months is used to approximate future redemption costs and is affected by the mix of rewards redeemed. Management uses models to estimate ultimate redemption rates based on historical redemption statistics, card product type, year of program enrollment, enrollment tenure and card spend levels. During 2007, management enhanced the ultimate redemption rate models by incorporating more sophisticated statistical and actuarial techniques to better estimate ultimate redemption rates of points earned to date by current cardmembers given redemption trends and projected future redemption behavior.

The provision for the cost of Membership Rewards points is included in marketing, promotion, rewards and cardmember services and the balance sheet reserves are included in other liabilities. The Company continually evaluates its reserve methodology and assumptions based on developments in redemption patterns, cost per point redeemed, and other factors.

Derivative Financial Instruments and Hedging Activities

All derivatives are recognized on balance sheet at fair value as either assets or liabilities. The fair value of the Company's derivative financial instruments are determined using either market quotes or valuation models that are based upon the net present value of estimated future cash flows and incorporate current market data inputs. The Company reports its derivative assets and liabilities in other assets and other liabilities, respectively, on a net by counterparty basis where management believes it has the legal right of offset under enforceable netting arrangements. The accounting for the change in the fair value of a derivative financial instrument depends on its intended use and the resulting hedge designation, if any, as discussed below.

Cash flow hedges

A cash flow hedge is a derivative designated to hedge the exposure of variable future cash flows that is attributable to a particular risk associated with an existing recognized asset or liability, or a forecasted transaction. For derivative financial instruments that qualify as cash flow hedges, the effective portions of the gain or loss on the derivatives are recorded in accumulated other comprehensive (loss) income and reclassified into earnings when the hedged cash flows are recognized into earnings. The amount that is reclassified into earnings is presented in the Consolidated Statements of Income with the hedged instrument or transaction impact, primarily in interest expense. Any ineffective portion of the gain or loss, as determined by the accounting requirements, is reported as a component of other, net expense. If a hedge is de-designated or terminated prior to maturity, the amount previously recorded in accumulated other comprehensive (loss) income is recognized into earnings over the period that the hedged item impacts earnings. If a hedge relationship is discontinued because it is probable that the forecasted transaction will not occur according to the original strategy, any related amounts previously recorded in accumulated other comprehensive (loss) income are recognized into earnings immediately.

Fair value hedges

A fair value hedge is a derivative designated to hedge the exposure of future changes in the fair value of an asset or liability, or an identified portion thereof that is attributable to a particular risk. For derivative financial instruments that qualify as fair value hedges, changes in the fair value of the derivatives, as well as of the corresponding hedged assets and liabilities are

recorded in earnings as a component of other, net expense. If a fair value hedge is de-designated or terminated prior to maturity, previous adjustments to the carrying value of the hedged item are recognized into earnings to match the earnings pattern of the hedged item.

Net investment hedges in foreign operations
A net investment hedge in foreign operations is a derivative used to hedge future changes in currency exposure of a net investment in a foreign operation. For derivative financial instruments that qualify as net investment hedges in foreign operations, the effective portions of the change in fair value of the derivatives are recorded in accumulated other comprehensive (loss) income as part of the cumulative translation adjustment. Any ineffective portions of net investment hedges are recognized in other, net expense during the period of change.

Non-designated derivatives and trading activities
For derivative financial instruments that do not qualify for hedge accounting, are not designated as hedges, changes in fair value are reported in current period earnings generally as a component of other revenue, other, net expenses or interest expense, depending on the type of derivative instrument and the nature of the transaction.

Derivative financial instruments that qualify for hedge accounting
Derivative financial instruments that are entered into for hedging purposes are designated as such when the Company enters into the contract. For all derivative financial instruments that are designated for hedging activities, the Company formally documents all of the hedging relationships between the hedge instruments and the hedged items at the inception of the relationships. Management also formally documents its risk management objectives and strategies for entering into the hedge transactions. The Company formally assesses, at inception and on a quarterly basis, whether derivatives designated as hedges are highly effective in offsetting the fair value or cash flows of hedged items. These assessments usually are made through the application of statistical measures. Prior to 2006, the Company only applied the "short cut" method of hedge accounting in very limited cases when this method's requirements were strictly met. Beginning in 2006, the Company discontinued using the "short cut" method of hedge accounting.

In accordance with its risk management policies, the Company generally structures its hedges with very similar terms to the hedged items; therefore, when applying the accounting requirements, the Company generally recognizes insignificant amounts of ineffectiveness through earnings. If it is determined that a derivative is not highly effective as a hedge, the Company will discontinue the application of hedge accounting.

Income Taxes
The Company, its wholly-owned U.S. subsidiaries, and certain non-U.S. subsidiaries file a consolidated federal income tax return. The Company is subject to the income tax laws of the United States, its states and municipalities and those of the foreign jurisdictions in which the Company operates. These tax laws are complex, and the manner in which they apply to the taxpayer's facts is sometimes open to interpretation. Given the inherent complexities of the business and that the Company is subject to taxation in a substantial number of jurisdictions, the Company must make judgments in assessing the likelihood that a tax position will be sustained upon examination by the taxing authorities based on the technical merits of the tax position. The amount of benefit recognized is based on management's best judgment of the most likely outcome resulting from examination given the facts, circumstances and information available at the reporting date. Interest and penalties relating to unrecognized tax benefits are reported in income tax provision.

Deferred tax assets and liabilities are determined based on the differences between the GAAP financial statement and tax bases of assets and liabilities using the enacted tax rates expected to be in effect for the years in which the differences are expected to reverse. A valuation allowance is established when management determines that it is more likely than not that all or some portion of the benefit of the deferred tax assets will not be realized.

The Company does not provide for federal income taxes on foreign earnings intended to be permanently reinvested outside the United States.

Restricted Net Assets of Subsidiaries
Certain of the Company's subsidiaries are subject to restrictions on the transfer of net assets under debt agreements and regulatory requirements. These restrictions have not had any effect on the Company's shareholder dividend policy and management does not anticipate any impact in the future. Procedures exist to transfer net assets between the Company and its subsidiaries, while ensuring compliance with the various contractual and regulatory constraints. At December 31, 2007, the aggregate amount of net assets of subsidiaries that may not be transferred to American Express' Parent Company (Parent Company) was approximately $7 billion (this includes restrictions on the net assets of Discontinued Operations of $1 billion).

RECENTLY ISSUED ACCOUNTING STANDARDS
The Financial Accounting Standards Board (FASB) has recently issued the following accounting standards, which are effective beginning January 1, 2008. The adoption of the accounting standards listed below will not have a material impact on the Company's financial position or results of operations.

- Statement of Financial Accounting Standard (SFAS) No. 157, "Fair Value Measurements" (SFAS No. 157), defines fair value, establishes a framework for measuring fair value and applies broadly to financial and non-financial assets and liabilities reported or disclosed at fair value under existing authoritative accounting pronouncements. SFAS No. 157 also establishes a multi-level hierarchy that prioritizes the inputs to the valuation techniques used to measure fair value. In addition, SFAS No. 157 expands disclosure requirements regarding the methods and inputs used to measure fair value and the effects on earnings.

  On January 1, 2008, the Company adopted SFAS No. 157 for its financial assets and liabilities only. The corresponding required disclosures will be included in the Company's March 31, 2008, quarterly report on Form 10-Q. FASB Staff Position FAS 157-2 "Effective Date of FASB Statement No. 157" permits for the deferred effective date of SFAS No. 157 for non-financial assets and liabilities until January 1, 2009. The Company elected this deferral option for its non-financial assets and liabilities.

- SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of the FASB Statements No. 87, 88, 106, and 132(R)" (SFAS No. 158) requires the measurement date for the benefit obligation and plan assets to be the Company's fiscal year end for years ending after December 15, 2008. The Company currently uses a September 30 measurement date. In order to facilitate this change, the Company will use the September 30, 2007 valuation to estimate pension and other employee benefit plan cost for 2008 and will perform an additional valuation as of December 31, 2008. The change in the measurement date will result in a one-time adjustment to retained earnings and accumulated other comprehensive income in the fourth quarter of 2008.
- SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115" (SFAS No. 159), provides companies with an option to report selected financial assets and liabilities at fair value. SFAS No. 159 allows entities to irrevocably elect, on a contract by contract basis, fair market value as the initial and subsequent measurement for certain financial assets and financial liabilities. The Company does not plan to elect the option to fair value any financial assets or financial liabilities under SFAS No. 159.
- Emerging Issues Task Force Issue No. 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards" (EITF 06-11), clarifies when income tax benefits for dividends paid on employee share-based payment awards should be recognized in equity or the income statement.

In addition to the above, the FASB has recently issued the following accounting standards, which are effective beginning January 1, 2009. The Company is currently evaluating the impact of these accounting standards.

- SFAS No. 141 (revised 2007), "Business Combinations" (SFAS No. 141(R)), requires the acquiring entity in a business combination to (1) recognize all assets acquired and liabilities assumed generally at their acquisition-date fair values; (2)record those assets and liabilities at their full fair value amounts even if there is noncontrolling (minority) interest; (3) include noncontrolling interest earnings through net income; (4) expense acquisition-related transaction costs; and (5) disclose information needed to evaluate and understand the nature and financial effect of the business combination. SFAS No. 141(R) is effective for the Company for any acquisitions occurring in 2009 and years thereafter.
- SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements" (SFAS No. 160), which is to be retrospectively applied, requires entities to include noncontrolling (minority) interests in partially owned consolidated subsidiaries within shareholders' equity in the consolidated financial statements. SFAS No. 160 also requires the consolidating entity to include the earnings of the consolidated subsidiary attributable to the noncontrolling interest holder in its income statement with an offsetting charge (credit) to the non-controlling interest in shareholders' equity.
- EITF No. 07-1, "Accounting for Collaborative Arrangements" (EITF 07-1), which is to be retrospectively applied, defines collaborative arrangements as those that do not involve a separate legal entity and in which the participants are actively involved and are exposed to significant risks and rewards that depend on the ultimate commercial success of the endeavor. EITF 07-1 also clarifies that the equity method of accounting should not be applied and requires the disclosure of the Company's accounting policies regarding income statement characterization, the amounts and income statement classification of the arrangements and information about the nature and purpose of the arrangements.

NOTE 2 DISCONTINUED OPERATIONS

On September 18, 2007, the Company entered into an agreement to sell AEB. The transaction is expected to close in the first quarter of 2008.

Following the completion of the sale, the Company will have continuing obligations for certain on-going costs related to the remediation of regulatory and legal matters that arose prior to the sale. Further discussion on the details of this transaction are included in Note 1.

On June 30, 2006, the Company completed the sale of its card and merchant-related activities and international banking activities in Brazil for approximately $470 million. The international banking portion of the transaction generated an after-tax loss of $22 million reported in discontinued operations for banking activities the Company exited in Brazil. These banking activities previously were reflected in the Corporate & Other segment. Financial results for these operations, prior to the second quarter of 2006, were not reclassified as discontinued operations because such results are not material. Refer to Note 1 for a discussion of the impact of the sale of the Brazilian card and merchant-related activities, which are included in continuing operations.

On September 30, 2005, the Company completed the distribution of Ameriprise common stock to the Company's shareholders in a tax-free transaction for U.S. federal income tax purposes. The Ameriprise distribution was treated as a non-cash dividend to shareholders and, as such, reduced the Company's shareholders' equity by $7.7 billion as of December 31, 2005.

Also during 2005, the Company completed certain dispositions including the sale of TBS for cash proceeds of approximately $190 million. These dispositions resulted in a net after-tax gain of approximately $63 million during the third quarter of 2005. During 2007, the net after-tax gain was reduced by $14 million upon settlement of certain matters in accordance with the TBS purchase agreement and other adjustments.

The operating results, assets and liabilities, and cash flows of discontinued operations are presented separately in the Company's Consolidated Financial Statements. Summary operating results of the discontinued operations included AEB (except for certain components of AEB that are not being sold), as further described in Note 1, as well as Ameriprise and businesses disposed of in previous years. Results from discontinued operations for the years ended December 31, were as follows:

(Millions)	2007	2006	2005
Revenues net of interest expense	$759	$770	$6,571
Pretax (loss) income from discontinued operations	$ (34)	$121	$ 885
Income tax provision	2	25	213
(Loss) Income from discontinued operations, net of tax	$ (36)	$ 96	$ 672

Assets and liabilities of the discontinued operations related to AEB, at December 31, were as follows:

(Millions)	2007	2006
Assets:		
Cash and cash equivalents	$ 3,531	$ 2,940
Investments	3,080	3,036
Loans, net of reserves	8,283	7,319
Other assets	1,853	1,117
Total assets	16,747	14,412
Liabilities:		
Customers' deposits	15,079	12,935
Other liabilities	1,149	1,010
Total liabilities	16,228	13,945
Net assets	$ 519	$ 467

Accumulated other comprehensive loss, net of tax, associated with discontinued operations at December 31, was as follows:

(Millions)	2007	2006
Accumulated other comprehensive loss, net of tax:		
Net unrealized securities losses	$(15)	$(10)
Foreign currency translation adjustments	(28)	(25)
Net unrealized pension and other postretirement benefit costs	2	(2)
Total accumulated other comprehensive loss	$(41)	$(37)

Goodwill of approximately $27 million was included in AEB's assets as of December 31, 2007 and 2006.

NOTE 3 ACCOUNTS RECEIVABLE

Accounts receivable at December 31 consisted of:

(Millions)	2007	2006
USCS	$21,418	$20,586
ICS	6,616	6,013
GCS	11,411	10,297
GNMS[(a)]	627	471
Cardmember receivables, gross[(b)]	40,072	37,367
Less: Cardmember reserve for losses	1,149	981
Cardmember receivables, net	$38,923	$36,386
Other receivables, gross[(c)]	$ 3,118	$ 2,314
Less: Other reserve for losses	36	35
Other receivables, net	$ 3,082	$ 2,279

(a) Includes receivables primarily related to certain of the Company's business partners and International Currency Card portfolios.

(b) Includes approximately $12.4 billion and $10.9 billion of cardmember receivables outside the United States as of December 31, 2007 and 2006, respectively.

(c) Other receivables primarily represent amounts due from the Company's travel customers, third party card issuing partners, accrued interest on investments, and other receivables due to the Company in the ordinary course of business. For 2007, other receivables also includes $1.13 billion related to the Company's litigation settlement with Visa Inc., Visa USA and Visa International (collectively Visa) which is expected to be paid by March 31, 2008.

The following table presents changes in the cardmember receivable reserve for losses:

(Millions)	2007	2006	2005
Balance, January 1	$ 981	$ 942	$ 806
Additions:			
Cardmember receivables provision	1,140	935	1,038
Deductions:			
Cardmember receivables net write-offs[(a)]	(907)	(810)	(820)
Cardmember receivables other[(b)]	(65)	(86)	(82)
Balance, December 31	$1,149	$ 981	$ 942

(a) Represents write-offs of charge card balances consisting of principal (resulting from authorized and unauthorized transactions) and fee components, less recoveries of $203 million, $177 million, and $159 million for 2007, 2006, and 2005, respectively.

(b) Primarily includes other adjustments to cardmember receivables such as waived fees.

NOTE 4 INVESTMENTS

The following is a summary of investments at December 31:

(Millions)	2007	2006
Available-for-Sale, at estimated fair value:		
State and municipal obligations	$ 6,761	$ 6,863
U.S. Government and agencies obligations[(a)]	5,110	5,075
Mortgage and other asset-backed securities[(b)]	79	3,051
Corporate debt securities	282	1,948
Foreign government bonds and obligations	53	23
Other[(c)]	929	994
Total Available-for-Sale, at estimated fair value	13,214	17,954
Trading, at estimated fair value[(d)]	2,650	—
Total	$15,864	$17,954

(a) U.S. Government and agencies obligations at December 31, 2007 and 2006, included $970 million and $716 million, respectively, of securities loaned out on an overnight basis to financial institutions under the securities lending program described on page 83.

(b) At December 31, 2007, $79 million represents Fannie Mae securities and does not include the Company's subordinated securities tranche that is discussed on page 85.

(c) Consists primarily of short-term money market and state tax exempt securities (totaling $833 million and $891 million at December 31, 2007 and 2006, respectively) as well as investment of subordinated securities from securitizations ($78 million at December 31, 2007).

(d) Refer to page 83 for additional discussion regarding the Trading investments.

AVAILABLE-FOR-SALE INVESTMENTS

The following is a summary of investments classified as Available-for-Sale at December 31:

	2007				2006			
(Millions)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
State and municipal obligations	$ 6,795	$ 102	$ (136)	$ 6,761	$ 6,678	$195	$ (10)	$ 6,863
U.S. Government and agencies obligations	5,034	76	—	5,110	5,080	10	(15)	5,075
Mortgage and other asset-backed securities	79	1	(1)	79	3,102	5	(56)	3,051
Corporate debt securities	285	1	(4)	282	1,987	3	(42)	1,948
Foreign government bonds and obligations	51	2	—	53	21	2	—	23
Other	929	—	—	929	993	2	(1)	994
Total	$13,173	$ 182	$ (141)	$13,214	$17,861	$217	$(124)	$17,954

The following tables provide information about Available-for-Sale investments with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2007 and 2006:

As of December 31, 2007 (Millions)	Less than 12 months		12 months or more	
Description of Securities	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses
State and municipal obligations	$2,680	$(120)	$195	$(16)
U.S. Government and agencies obligations	—	—	—	—
Mortgage and other asset-backed securities	—	—	20	(1)
Corporate debt securities	110	(2)	116	(2)
Foreign government bonds and obligations	—	—	20	—
Other	—	—	10	—
Total	$2,790	$(122)	$361	$(19)

As of December 31, 2006 (Millions)	Less than 12 months		12 months or more	
Description of Securities	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses
State and municipal obligations	$ 818	$(10)	$ 23	$ —
U.S. Government and agencies obligations	1,520	(3)	1,536	(12)
Mortgage and other asset-backed securities	229	(1)	2,056	(55)
Corporate debt securities	232	(3)	1,502	(39)
Foreign government bonds and obligations	6	—	—	—
Other	—	—	16	(1)
Total	$2,805	$(17)	$5,133	$(107)

The Company reviews and evaluates investments at least quarterly and more often as market conditions may require to identify investments that have indications of other-than-temporary impairments. The determination of other-than-temporary impairment is a subjective process, requiring the use of judgments and assumptions. Accordingly, the Company considers several factors when evaluating securities for an other-than-temporary impairment, including the extent to which amortized cost exceeds fair value, the duration and size of that difference, and the issuer's credit rating. Key metrics in performing this evaluation are the ratio of fair value to amortized cost and the determination of the extent to which the difference is due to increased default risk for the specific issuer or market interest rate risk, and with respect to market interest rate risk, whether the Company has the intent and ability to hold the securities for a time sufficient to recover the unrealized losses.

The following table summarizes the unrealized losses of temporary impairments by ratio of fair value to amortized cost as of December 31, 2007:

(Millions)	Less than 12 months		12 months or more		Total	
Ratio of Fair Value to Amortized Cost	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses
90%–100%	$2,738	$(116)	$346	$(16)	$3,084	$(132)
Less than 90%	52	(6)	15	(3)	67	(9)
Total	$2,790	$(122)	$361	$(19)	$3,151	$(141)

The securities with a fair value to amortized cost ratio of less than 100 percent consist primarily of state and municipal securities and do not contain a concentration of any one security.

Unrealized losses may be caused by changes to market interest rates, which include both benchmark interest rates and credit spreads, and specific credit events associated with individual issuers. Substantially all of the gross unrealized losses on the securities are attributable to changes in market interest rates. The Company has the ability and the intent to hold these securities for a time sufficient to recover the unrealized losses and expects that contractual principal and interest will be received on these securities.

Supplemental information about other revenues which includes gross realized gains and losses on sales of securities, as well as other-than-temporary losses on investments classified as Available-for-Sale, follows:

(Millions)	2007	2006	2005
Gains	$ 16	$89[(a)]	$15
Losses	(38)[(b)]	(1)	(4)
Total	$(22)	$88	$11

(a) Includes $68 million of gains related to a rebalancing program in the fourth quarter of 2006 to better align the maturity profile of the Travelers Cheque and Gift Card investment portfolio with its business liquidity needs.

(b) Primarily due to the rebalancing of AEIDC portfolio resulting from the announced sale of AEB to Standard Chartered.

Contractual maturities of investments classified as Available-for-Sale, excluding Mortgage and other asset-backed securities and Equity securities, follows:

(Millions)	Cost	Estimated Fair Value
Due in:		
2008	$ 2,294	$ 2,299
2009–2012	4,184	4,262
2013–2017	358	365
2018 and beyond	6,214	6,165
Total	$13,050	$13,091

The expected payments on mortgage and other asset-backed securities may not coincide with their contractual maturities because borrowers have the right to call or prepay certain obligations. Accordingly, these securities, as well as equity securities, are not included in the maturities distribution.

Under securities lending agreements, the Company lends certain investment securities on an overnight basis to financial institutions. These lending arrangements are collateralized by an amount equal to at least 102 percent of the fair market value of the investment securities lent. Collateral received by the Company can be in the form of cash or marketable U.S. Treasury or government agency securities. The Company may only retain or sell these securities in the event of a borrower default. The Company's loaned investment securities are classified as investments on the Consolidated Balance Sheet, but are considered restricted and pledged assets. In accordance with U.S. generally accepted accounting principles, the marketable securities received as collateral are not recorded in the Consolidated Balance Sheet, as the Company is not permitted to sell or repledge these securities absent a borrower default. Fees received from the securities lending transactions are recorded as interest income-other. At December 31, 2007 and 2006, approximately $970 million and $716 million, respectively, of investment securities were loaned under these agreements.

TRADING INVESTMENTS

In 2007, the Company reclassified the AEIDC investment portfolio of $3.5 billion from the Available-for-Sale category to the Trading category resulting from the AEB sale agreement's impact on the holding period of these investments.

During 2007, the net unrealized holding loss of the Trading securities amounted to approximately $9 million. In addition, there were $15 million in net realized losses related to the sale of approximately $775 million Trading securities in 2007. There were no Trading investments in 2006 and 2005.

The following is a summary of investments classified as Trading at December 31:

(Millions)	2007
Mortgage and other asset-backed securities	$1,576
Corporate debt securities	982
Other	92
Total Trading, at estimated fair value	$2,650

EXPOSURE TO ASSET-BACKED SECURITIES

The Company's asset-backed holdings are classified as follows:

Classification *(Millions)*	Market Value
Trading	**$1,576**
Available-for-Sale:	
Continuing operations	79
Discontinued operations	838
Total asset-backed holdings	**$2,493**

The following is a summary of the Company's asset-backed holdings at December 31, 2007:

(Millions)	Market Value
Mortgage-Backed Securities	
Government Sponsored Entities (GSEs)	**$1,070**
Non-GSE	
Prime	258
Alt-A	468
Sub-prime	140
Total Non-Agency	866
Total mortgage-backed securities	1,936
Other asset-backed securities	198
Commercial mortgage-backed securities	359
Total asset-backed holdings	**$2,493**

Of the securities backed by residential mortgages, 99 percent are rated AAA and the remaining 1 percent are rated AA. There were no holdings rated below AA backed by residential mortgages. More than 55 percent of the securities backed by residential mortgages, or $1.0 billion, were primarily guaranteed by three GSEs: Fannie Mae, Freddie Mac or Ginnie Mae. These consisted primarily of pass-through securities in which a mortgage pool's cash flows support one class of securities. The remaining non-GSE securities backed by residential mortgages consisted of securities in structured transactions, or Collateralized Mortgage Obligations (CMOs). Of these securities, 97 percent are rated AAA; the remaining 3 percent are rated AA. The $140 million of subprime mortgages represented underlying assets within AAA-rated classes of asset-backed structures whose cash flows are given priority over other classes and thus offer greater protection from credit deterioration in the underlying assets. The cash flows the Company is currently receiving from these securities exceed the coupon amount and the excess amount has been retiring principal. The $198 million of other asset-backed securities were backed by assets other than first-lien residential mortgages, including auto, student, lease and credit card loans. Of these securities, 98 percent are rated AAA.

Total gross unrealized losses remaining in accumulated other comprehensive income (loss) related to those asset-backed holdings classified as Available-for-Sale amounted to $11 million ($10 million related to discontinued operations) at December 31, 2007.

Valuations of asset-backed holdings will continue to be impacted by external market factors including default rates, rating agency actions, and the prices at which observable market transactions occur. The Company's future results may be impacted by the valuation adjustments applied to these holdings.

EXPOSURE TO FINANCIAL GUARANTORS

Approximately 73 percent of state and municipal securities owned by the Company classified as Available-for-Sale are insured by financial guarantors. Financial guarantors guarantee timely payment of interest and ultimate payment of principal on insured obligations. Certain private sector financial guarantors, the so-called monoline bond insurers, have recently experienced credit downgrades and difficulty obtaining cost effective capital due to the insurers' exposure to mortgage related product guarantees. As of December 31, 2007, approximately 98 percent of the Company's state and municipal securities insured by financial guarantors were rated AAA, the remaining were rated AA. The ratings of these securities will depend in part on the ratings of the financial guarantors as well as in part on the underlying issuers' ratings without respect to the guaranty, among other factors. The Company has not, to date, incurred any significant losses in the value of its holdings as a result of the financial guarantors' credit problems. Continued deterioration in the ratings and investor confidence in the claims-paying abilities of the financial guarantors, or their inability to pay guaranty claims, could result in declines in the values of these securities.

NOTE 5 LOANS

Loans at December 31 consisted of:

(Millions)	2007	2006
USCS	**$ 43,318**	$ 33,596
ICS	**11,187**	9,710
Cardmember lending, gross	**54,505**	43,306
Less: Cardmember lending reserve for losses	**1,831**	1,171
Cardmember lending, net	**$ 52,674**	$ 42,135
Other loans, gross[(a)]	**$ 807**	$ 1,017
Less: Other reserve for losses	**45**	36
Other loans, net	**$ 762**	$ 981

(a) Other loans primarily represent installment loans, revolving credit due from U.S. Card Services' customers, and loans to airline partners. At December 31, 2007, there were no airline advances or loans outstanding.

The following tables present changes in the reserve for losses:

(Millions)	2007	2006	2005
Cardmember lending reserves			
Balance, January 1	$ 1,171	$ 996	$ 972
Additions:			
Cardmember lending provisions[a]	2,615	1,507	1,227
Cardmember lending other[b]	146	116	122
Total provision	2,761	1,623	1,349
Deductions:			
Cardmember lending net write-offs[a]	(1,990)	(1,359)	(1,155)
Cardmember lending other[b]	(111)	(89)	(170)
Balance, December 31	$ 1,831	$ 1,171	$ 996

(a) Represents cardmember lending balances consisting of principal (resulting from authorized transactions), interest, and fee components. Net write-offs for 2007, 2006, and 2005 include recoveries of $295 million, $187 million, and $124 million, respectively.

(b) Primarily represents adjustments to cardmember lending receivables resulting from unauthorized transactions and other items such as waived fees.

(Millions)	2007	2006	2005
Other reserves			
Balance, January 1	$ 36	$ 39	$19
Provisions	16	16	18
Net write-offs and other[a]	(7)	(19)	2
Balance, December 31	$ 45	$ 36	$39

(a) Net write-offs for 2007, 2006, and 2005 include recoveries of $7 million, $4 million, and $4 million, respectively.

Individually "impaired" loans are defined by GAAP as larger balance or restructured loans for which it is probable that the lender will be unable to collect all amounts due according to the original contractual terms of the loan agreement. An analysis of total impaired loans follows:

(Millions)	2007	2006
Loans requiring allowance for losses	$ 41	$ 67
Loans expected to be fully recoverable	—	104
Total impaired loans	$ 41	$ 171
Reserve for losses	$ 21	$ 31
Average investment during the year	$ 61	$ 252
Interest income recognized while impaired	$ 3	$ 1

Loans amounting to $769 million and $498 million at December 31, 2007 and 2006, respectively, were past due 90 days or more and still accruing interest. These amounts primarily relate to cardmember lending for which the Company's policy is to cease accruing for interest receivable once a related cardmember loan is more than 180 days past due.

NOTE 6 ASSET SECURITIZATIONS

OFF-BALANCE SHEET SECURITIZATIONS

The Company periodically securitizes cardmember loans through the American Express Credit Account Master Trust (the Lending Trust). The following table illustrates the activity in the Lending Trust (including the securitized cardmember loans and seller's interest) for the years ended December 31:

(Millions)	2007	2006
Lending Trust assets, January 1	$34,584	$28,854
Account additions, net	—	5,932
Cardmember activity, net	1,610	(202)
Lending Trust assets, December 31	$36,194	$34,584
Securitized cardmember loans, January 1	$20,170	$21,175
Impact of issuances	6,000	3,500
Impact of maturities	(3,500)	(4,505)
Securitized cardmember loans, December 31	$22,670	$20,170
Seller's interest, January 1	$14,414	$ 7,679
Impact of issuances	(6,000)	(3,500)
Impact of maturities	3,500	4,505
Account additions, net	—	5,932
Cardmember activity, net	1,610	(202)
Seller's interest, December 31	$13,524	$14,414

The Company, through its subsidiaries, is required to maintain an undivided interest in the transferred cardmember loans (seller's interest), which is equal to the balance of all cardmember loans transferred to the Lending Trust (Lending Trust assets) less the investors' portion of those assets (securitized cardmember loans). Seller's interest is reported as cardmember lending on the Company's Consolidated Balance Sheets.

The Company also retains subordinated interests in the securitized cardmember loans. These interests may include one or more investments in tranches of the securitization (subordinated securities) and an interest-only strip. The following table presents retained subordinated interests for the years ended December 31:

(Millions)	2007	2006
Interest-only strip	$223	$266
Subordinated securities	78	—
Total	$301	$266

The subordinated securities are accounted for at fair value as Available-for-Sale investment securities and are reported in investments on the Company's Consolidated Balance Sheets with unrealized gains (losses) recorded in accumulated other comprehensive (loss) income as of December 31, 2007. The interest-only strip is accounted for at fair value and is reported

in other assets on the Company's Consolidated Balance Sheets. The fair value of the interest-only strip is the present value of estimated future excess spread expected to be generated by the securitized loans over the estimated life of those loans. Upon adoption of SFAS No. 155 "Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140" (SFAS No. 155), as of January 1, 2007, the Company records any changes in the fair value of the interest-only strip in its securitization income, net. Prior to the adoption of SFAS No. 155, the Company accounted for the change in the fair value of the interest-only strip in other comprehensive (loss) income.

The following table summarizes the activity related to securitized loans reported in securitization income, net for the years ended December 31:

(Millions)	2007	2006	2005
Excess spread, net[(a)]	**$1,025**	$1,055	$ 811
Servicing fees	**425**	407	412
Gains on sales from securitizations	**57**	27	37
Total securitization income	**$1,507**	$1,489	$1,260

(a) Excess spread, net is the net positive cash flow from interest and fee collections allocated to the investors' interests after deducting the interest paid on investor certificates, credit losses, contractual servicing fees, and other expenses. In addition, excess spread, net includes any changes in the fair value of the interest-only strip.

At the time of a cardmember loan securitization, the Company records a gain on sale, which is calculated as the difference between the proceeds from the sale and the book basis of the cardmember loans sold. The book basis is determined by allocating the carrying amount of the sold cardmember loans, net of applicable credit reserves, between the cardmember loans sold and the interests retained based on their relative fair values. Such fair values are based on market prices at the date of transfer for the sold cardmember loans and on the estimated present value of future cash flows for retained interests. Gains on sale from securitizations are reported in securitization income, net in the Company's Consolidated Statements of Income. The income component resulting from the release of credit reserves upon sale is reported as a reduction of provision for losses from cardmember lending.

The Company retains servicing responsibilities for the transferred cardmember loans through its subsidiary, American Express Travel Related Services Company, Inc., and earns a related fee. No servicing asset or liability is recognized at the time of a securitization because the Company receives adequate compensation relative to current market servicing fees.

Management utilizes certain estimates and assumptions to determine the fair value of the retained subordinated interests, including subordinated securities and the interest-only strip. These estimates and assumptions are based on projections of finance charges and fees paid related to the securitized assets, expected credit losses, average loan life (i.e., monthly payment rate), the contractual fee to service the transferred assets, and a discount rate applied to the cash flows from the subordinated retained interests which is commensurate with the inherent risk. Changes in the estimates and assumptions used may have a significant impact in the Company's valuation. The key economic assumptions used in measuring the retained subordinated interest at the time of issuance during 2007 and 2006 were as follows (rates are per annum):

	2007	2006
Weighted average loan life *(months)*	**4**	4
Expected credit losses	**2.63% –4.32%**	2.60% –3.37%
Residual cash flows discounted at	**12.0%**	12.0%

The following table presents quantitative information about delinquencies, net credit losses, and components of securitized cardmember loans on a trust basis at December 31:

(Billions)	Total Principal Amount of Loans	Principal Amount of Loans 30 Days or More Past Due	Net Credit Losses During the Year
2007			
Cardmember loans managed	**$77.2**	**$2.4**	**$2.8**
Less: Cardmember loans sold	**22.7**	**0.6**	**0.8**
Cardmember loans on-balance sheet	**$54.5**	**$1.8**	**$2.0**
2006			
Cardmember loans managed	$63.5	$1.7	$1.9
Less: Cardmember loans sold	20.2	0.5	0.5
Cardmember loans on-balance sheet	$43.3	$1.2	$1.4

The three key economic assumptions and the sensitivity of the current year's fair value of the interest-only strip to immediate 10 percent and 20 percent adverse changes in these assumptions are as follows:

(Millions, except rates per annum)	Monthly Payment Rate	Expected Credit Losses	Cash Flows from Interest-only Strips Discounted at
Assumption	24.7%	4.3%	12.0%
Impact on fair value of 10% adverse change	$ (14)	$(22)	$ (0.4)
Impact on fair value of 20% adverse change	$ (28)	$(43)	$ (0.9)

This sensitivity analysis does not represent management's expectations of adverse changes in these assumptions but is provided as a hypothetical scenario to assess the sensitivity of the fair value of the interest-only strip to changes in key inputs. Management cannot extrapolate changes in fair value based on a 10 percent or 20 percent change in all key assumptions simultaneously in part because the relationship of the change in one assumption on the fair value of the retained interest is calculated independently from any change in another assumption. Changes in one factor may cause changes in another, which could magnify or offset the sensitivities. The table below summarizes cash flows received from the Lending Trust for the years ended December 31:

(Millions)	2007	2006
Proceeds from new securitizations during the period	$ 5,909	$ 3,491
Proceeds from collections reinvested in revolving cardmember securitizations	$63,714	$62,411
Servicing fees received	$ 425	$ 407
Other cash flows received on retained interests from interest-only strips	$ 2,407	$ 2,517

ON-BALANCE SHEET SECURITIZATIONS

The Company's securitizations of cardmember receivables are accounted for as secured borrowing, rather than as qualifying sales, because the receivables are transferred to a non-qualifying special purpose entity, the American Express Issuance Trust (the Charge Trust). The Charge Trust is considered a variable interest entity, which is consolidated by American Express Receivables Financing Corporation V, LLC, its primary beneficiary, which is in turn consolidated by the Company. The cardmember receivables securitized through this entity are not accounted for as sold and the securities issued by this entity to third-party investors are reported as long-term debt on the Company's Consolidated Balance Sheets.

The following table summarizes the total assets and liabilities held by the Charge Trust at December 31:

(Billions)	2007	2006
Assets	$9.0	$9.6
Liabilities	3.1	1.2

These receivables are available only for payment of the debt or other obligations issued or arising in the securitization transactions. The long-term debt is payable only out of collections on the underlying securitized assets.

NOTE 7 CHANGES IN ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Changes in each component of accumulated other comprehensive income (loss) for the three years ended December 31, were as follows:

Three Years Ended December 31, *(Millions), net of tax*[a]	Net Unrealized Gains (Losses) on Securities	Net Unrealized Gains (Losses) on Derivatives	Foreign Currency Translation Adjustments	Net Unrealized Pension and Other Postretirement Benefit Costs	Minimum Pension Liability Adjustment	Accumulated Other Comprehensive Income (Loss)
Balances at December 31, 2004	$ 760	$ (142)	$ (344)	$ —	$(16)	$ 258
Investment Securities						
Net unrealized securities losses	(158)					(158)
Reclassification for net realized gains	(7)					(7)
Other losses[b]	(10)					(10)
Derivatives						
Net unrealized gains on cash flow hedges		300				300
Cash flow hedge gains reclassified to earnings		(44)				(44)
Foreign currency translation adjustments						
Translation losses			(64)			(64)
Net losses related to hedges of investment in foreign operations			(6)			(6)
Pension and other postretirement benefit costs						
Minimum pension liability adjustment					(2)	(2)
Discontinued operations[c]	(432)	19	(11)			(424)
Net change in accumulated other comprehensive income (loss), excluding the spin-off of Ameriprise	(607)	275	(81)		(2)	(415)
Spin-off of Ameriprise[d]	(16)	10	25		(1)	18
Net change in accumulated other comprehensive income (loss)	(623)	285	(56)	—	(3)	(397)
Balances at December 31, 2005	137	143	(400)	—	(19)	(139)
Investment Securities						
Net unrealized securities gains	11					11
Reclassification for net realized gains	(54)					(54)
Other gains[b]	44					44
Derivatives						
Net unrealized gains on cash flow hedges		42				42
Cash flow hedge gains reclassified to earnings		(158)				(158)
Foreign currency translation adjustments						
Reclassification to earnings due to sale of foreign entities			110			110
Translation gains			215			215
Net losses related to hedges of investment in foreign operations			(221)			(221)
Pension and other postretirement benefit costs						
Adjustment to initially apply SFAS No. 158				(415)	19	(396)
Discontinued operations[c]	(46)		74	(2)		26
Net change in accumulated other comprehensive income (loss)	(45)	(116)	178	(417)	19	(381)

Three Years Ended December 31, (Millions), net of tax[a]	Net Unrealized Gains (Losses) on Securities	Net Unrealized Gains (Losses) on Derivatives	Foreign Currency Translation Adjustments	Net Unrealized Pension and Other Postretirement Benefit Costs	Minimum Pension Liability Adjustment	Accumulated Other Comprehensive Income (Loss)
Balances at December 31, 2006	$ 92	$ 27	$ (222)	$ (417)	$ —	$(520)
Investment securities						
Net unrealized securities losses	(76)					(76)
Reclassification for net realized losses[e]	48					48
Other losses[b]	(47)					(47)
Derivatives						
Net unrealized gains on cash flow hedges		(68)				(68)
Cash flow hedge gains reclassified to earnings		(30)				(30)
Foreign currency translation adjustments						
Reclassification to earnings due to sale of foreign entities			3			3
Translation gains			347			347
Net losses related to hedges of investment in foreign operations			(380)			(380)
Pension and other postretirement benefit costs						
Annual valuation adjustment				239		239
Curtailment impact				18		18
Amortization of prior service cost and net actuarial loss				28		28
Discontinued operations[c]	(5)		(3)	4		(4)
Net change in accumulated other comprehensive income (loss)	(80)	(98)	(33)	289	—	78
Balances at December 31, 2007	$ 12	$ (71)	$ (255)	$ (128)	$ —	$(442)

(a) The following table shows the tax impact for the three years ended December 31, for the changes in each component of accumulated other comprehensive income (loss):

(Millions)	2007	2006	2005
Investment securities	$ (52)	$ (2)	$ (81)
Derivatives	(56)	(61)	139
Foreign currency translation adjustments	17	(28)	30
Pension and other postretirement benefit costs	152	(209)	—
Minimum pension liability adjustment	—	10	(2)
Discontinued operations[c]	(3)	14	(234)
Total tax impact	$ 58	$(276)	$(148)

(b) Other gains (losses) primarily related to the impact of changes in the fair market value of the interest-only strip for year 2005 and 2006. In connection with the initial adoption of SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140" (SFAS No. 155), as of January 1, 2007, the Company recognized a gain of $80 million ($50 million after-tax) related to the fair value of the interest-only strips, which was recorded in other comprehensive income (loss) in previous periods. Changes in the fair value of the interest-only strips subsequent to the adoption of this standard are reflected in securitization income, net.

(c) Relates to the change in accumulated other comprehensive income (loss) prior to the dispositions of AEB and other businesses (including TBS) and the spin-off of Ameriprise.

(d) Relates to the ending balance of accumulated other comprehensive income (loss) of Ameriprise at the time of the spin-off and certain other dispositions (including TBS) which is shown as a separate component on the Statement of Shareholders' Equity.

(e) Includes the impact of transfer of Available-for-Sale securities to Trading securities. The transfer resulted in a gain of $2 million after-tax ($3 million pretax) and loss of $35 million after-tax ($54 million pretax) reclassified from other comprehensive income to earnings.

NOTE 8 OTHER ASSETS

The following is a summary of other assets at December 31:

(Millions)	2007	2006
Deferred tax assets, net	**$2,411**	$1,640
Goodwill	**1,508**	1,469
Prepaid expenses	**618**	662
Other intangible assets, at cost	**204**	156
Other investments	**314**	320
Restricted cash	**276**	332
Other[a]	**2,018**	1,947
Total	**$7,349**	$6,526

(a) Includes the interest-only strip assets, pension plan assets, derivative assets, and other miscellaneous assets.

GOODWILL

The changes in the carrying amount of goodwill reported in the Company's reportable operating segments were as follows:

(Millions)	U.S. Card Services	International Card Services	Global Commercial Services	Global Network & Merchant Services	Corporate & Other	Total
Balance at January 1, 2006	$168	$542	$ 631	$ 104	$17	$1,462
Acquisitions[a]	—	—	104	2	—	106
Dispositions[b]	—	(27)	(5)	(1)	—	(33)
Other, including foreign currency translation and reclassifications	—	3	10	(78)	(1)	(66)
Balance at December 31, 2006	168	518	740	27	16	1,469
Acquisitions[c]	**7**	**—**	**19**	**—**	**—**	**26**
Other, including foreign currency translation	**—**	**1**	**12**	**—**	**—**	**13**
Balance at December 31, 2007	**$175**	**$519**	**$ 771**	**$ 27**	**$16**	**$1,508**

(a) Approximately $100 million related to Harbor Payments. See Note 1 for further discussion.

(b) Relates to the disposition of the card and merchant-related activities in Brazil, effective June 30, 2006.

(c) Includes approximately $18 million related to the acquisition of a travel services business.

OTHER INTANGIBLE ASSETS

The gross changes in the carrying values and accumulated amortization related to other intangible assets, which are all definite-lived and primarily represent customer relationships, were as follows:

	2007			2006		
(Millions)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Balance at January 1	**$ 341**	**$ (185)**	**$156**	$ 267	$(158)	$ 109
Acquisitions[a]	**93**	**—**	**93**	108	—	108
Amortization[b]	**—**	**(47)**	**(47)**	—	(60)	(60)
Other[c]	**(110)**	**112**	**2**	(34)	33	(1)
Balance at December 31	**$ 324**	**$ (120)**	**$204**	$ 341	$(185)	$ 156

(a) Intangible assets acquired in 2007 and 2006 are being amortized, on average, over 16 years and 6 years, respectively.

(b) 2005 amortization expense was $49 million.

(c) Primarily includes the write-off of fully amortized intangible assets.

Estimated intangible amortization expense for the next five years is as follows:

(Millions)	2008	2009	2010	2011	2012
Estimated amortization expense	**$51**	**$41**	**$33**	**$22**	**$16**

OTHER INVESTMENTS

In 2006, the Company acquired a non-controlling interest in the common stock of Industrial and Commercial Bank of China (ICBC) for $200 million. The Company is restricted from transferring 50 percent of the underlying shares until April 2009 and the other 50 percent of the underlying shares until October 2009. As a result of this restriction, the Company accounts for this investment at cost until 12 months before the transfer restriction expires (April 2008 and October 2008 for each 50 percent investment tranche, respectively), at which time the applicable investment tranche will be accounted for at fair value (approximately $375 million and $360 million at December 31, 2007, for each tranche, respectively, considering the impact of any remaining transfer restriction period).

The Company has $114 million and $120 million in affordable housing partnership interests at December 31, 2007 and 2006, respectively. The Company has variable interests in affordable housing partnerships for which it is not considered the primary beneficiary and, therefore, does not consolidate. For these variable interests, the Company is a limited partner and typically has a less than 50 percent interest and receives the benefits and accepts the risks consistent with its limited partner interests. In the limited cases in which the Company has a greater than 50 percent interest in affordable housing partnerships, it was determined that the general partner acts as the Company's agent and the general partner is most closely related to the partnership as it is the key decision maker and controls the operations. These partnership interests are accounted for under EITF No. 94-01, "Accounting for Tax Benefits Resulting from Investments in Affordable Housing Projects," and the related accounting guidance of Statement of Position No. 78-9, "Accounting for Investments in Real Estate Ventures" and EITF Topic D-46, "Accounting for Limited Partnership Investments." The Company's maximum exposure to loss as a result of its investment in these partnerships is represented by the carrying value.

NOTE 9 SHORT- AND LONG-TERM DEBT AND BORROWING AGREEMENTS

SHORT-TERM DEBT

The Company's short-term debt outstanding, defined as debt with original maturities of less than one year, at December 31, was as follows:

(Millions, except percentages)	2007			2006		
	Outstanding Balance	Year-End Stated Rate on Debt[(a)]	Year-End Effective Interest Rate with Swaps[(a)(b)]	Outstanding Balance	Year-End Stated Rate on Debt[(a)]	Year-End Effective Interest Rate with Swaps[(a)(b)]
Commercial paper	**$10,490**	**4.36%**	**4.33%**	$ 5,782	5.23%	—
Borrowed funds[(c)]	**3,566**	**4.99%**	**4.99%**	2,609	4.96%	4.95%
Bank notes payable	**3,243**	**5.18%**	**—**	6,100	5.31%	—
Other[(d)]	**463**	**1.88%**	**—**	745	2.41%	—
Total	**$17,762**	**4.57%**		$15,236	5.08%	

(a) For floating rate debt issuances, the stated and effective interest rates are based on the floating rates in effect at December 31, 2007 and 2006, respectively. These rates are not indicative of future interest rates.

(b) Effective interest rates are only presented if swaps are in place to hedge the underlying debt at the respective year-end.

(c) Included in borrowed funds is $313 million and $187 million in 2007 and 2006, respectively, of short-term debt that relates to borrowings with a discontinued operation (AEB).

(d) Includes interest bearing overdrafts with banks of $463 million and $706 million at December 31, 2007 and 2006, respectively.

Unused lines of credit to support commercial paper borrowings were approximately $8.2 billion and $8.1 billion at December 31, 2007 and 2006, respectively.

LONG-TERM DEBT

The Company's long-term debt outstanding, defined as debt with original maturities of one year or greater, at December 31, was as follows:

(Millions, except percentages)	2007				2006		
	Maturity Dates	Outstanding Balance	Year-End Stated Rate on Debt[a]	Year-End Effective Interest Rate with Swaps[a][b]	Outstanding Balance	Year-End Stated Rate on Debt[a]	Year-End Effective Interest Rate with Swaps[a][b]
American Express Company (Parent Company only)							
Fixed and Floating Rate Senior Notes	2009–2033	$ 5,996	5.40%	—	$ 5,244	5.04%	—
Subordinated Debentures[c]	2036	750	6.80%	—	750	6.80%	—
American Express Travel Related Services Company, Inc.							
Fixed and Floating Rate Senior Notes	2009–2011	2,000	4.93%	4.98%	2,000	4.95%	4.98%
American Express Credit Corporation							
Fixed and Floating Rate Senior Notes	2008–2017	19,118	4.99%	4.98%	19,037	5.10%	5.10%
Borrowings under Bank Credit Facilities	2012	3,146	7.34%	7.09%	2,753	6.69%	6.49%
American Express Centurion Bank							
Fixed and Floating Rate Senior Notes	2008–2017	11,099	5.25%	5.14%	7,541	5.33%	5.34%
American Express Bank, FSB							
Fixed and Floating Rate Senior Notes	2008–2017	9,909	5.23%	5.13%	4,000	5.38%	5.27%
American Express Receivables Financing Corporation V LLC							
Floating Rate Senior Notes	2010–2012	2,976	5.19%	—	1,116	5.38%	—
Floating Rate Subordinated Notes	2010–2012	144	5.67%	—	84	5.66%	—
Other							
Fixed and Floating Rate Notes[d]	2008–2014	147	6.53%	—	222	6.83%	7.59%
Total		$55,285	5.30%		$42,747	5.30%	

(a) For floating rate debt issuances, the stated and effective interest rates are based on the floating rates in effect at December 31, 2007 and 2006, respectively. These rates are not indicative of future interest rates.

(b) Effective interest rates are only presented when swaps are in place to hedge the underlying debt at the respective year-end.

(c) The maturity date will automatically be extended to September 1, 2066 except in the case of (1) prior redemption or (2) default related to the debentures.

(d) This balance includes $90 million and $92 million related to a sale-leaseback transaction as of December 31, 2007 and 2006, respectively, as described in Note 14.

As of December 31, 2007, the Parent Company had $750 million principal outstanding of Subordinated Debentures that accrue interest at an annual rate of 6.80 percent until September 1, 2016 and at an annual rate of three-month LIBOR plus 2.23 percent thereafter. At the Company's option, the Subordinated Debentures are redeemable for cash after September 1, 2016 at 100 percent of the principal amount plus any accrued but unpaid interest. If the Company fails to achieve specified performance measures, it will be required to issue shares of its common stock and apply the net proceeds to make interest payments on the Subordinated Debentures. The Company achieved the specified performance measures in 2007.

As of December 31, 2007, the Parent Company had $2 billion principal outstanding of unsecured, Floating Rate Senior Notes due 2033 (the Senior Notes). The Senior Notes accrue interest at an annual rate of three-month LIBOR plus 11.435 basis points and may be put to the Company at par on June 5, 2008. Contingent interest payments up to 4 percent are required if the Senior Notes are not rated at certain levels by rating agencies. At December 31, 2007, the Company was not in violation of any of its debt covenants.

Aggregate annual maturities on long-term debt obligations (based on final maturity dates) at December 31, 2007, were as follows:

(Millions)	2008	2009	2010	2011	2012	Thereafter	Total
American Express Company (Parent Company only)	$ —	$ 500	$ —	$ 400	$ —	$5,846	$ 6,746
American Express Travel Related Services Company, Inc.	—	800	—	1,200	—	—	2,000
American Express Credit Corporation	7,411	5,634	2,515	1,554	4,738	412	22,264
American Express Centurion Bank	1,645	4,777	2,204	—	1,177	1,296	11,099
American Express Bank, FSB	2,715	3,265	1,055	—	1,577	1,297	9,909
American Express Receivables Financing Corporation V LLC	—	—	1,560	—	1,560	—	3,120
Other	44	13	—	—	—	90	147
Total	$11,815	$14,989	$ 7,334	$ 3,154	$ 9,052	$ 8,941	$ 55,285

As of December 31, 2007 and 2006, the Company maintained total bank lines of credit, including lines supporting commercial paper borrowings, of $12.4 billion and $11.6 billion, respectively, of which $9.0 billion and $8.9 billion were unutilized as of December 31, 2007 and 2006, respectively.

The Company paid total interest primarily related to short- and long-term debt, corresponding interest rate products and customer deposits of $4.3 billion, $3.2 billion, and $2.4 billion in 2007, 2006, and 2005, respectively (including amounts related to discontinued operations of $0.6 billion, $0.4 billion, and $0.4 billion in 2007, 2006, and 2005, respectively).

NOTE 10 OTHER LIABILITIES

The following is a summary of other liabilities at December 31:

(Millions)	2007	2006
Membership Rewards liabilities	$ 4,785	$ 3,760
Employee-related liabilities[(a)]	1,887	1,893
Deferred card fees, net	1,126	987
Other[(b)]	6,161	5,291
Total	$ 13,959	$ 11,931

(a) Employee-related liabilities comprised principally of employee benefit plan obligations and incentive compensation.

(b) Other consists principally of rebate accruals, advertising and promotion, minority interest in subsidiaries, client incentive accruals, and dividends payable.

DEFERRED CARD FEES

The carrying amount of deferred card and other fees, net of direct acquisition costs and reserves for membership cancellations as of December 31 were as follows:

(Millions)	2007	2006
Deferred card and other fees	$1,410	$1,252
Deferred direct acquisition costs	(159)	(145)
Reserves for membership cancellations	(125)	(120)
Deferred card fees and other, net of direct acquisition costs and reserves	$1,126	$ 987

NOTE 11 COMMON AND PREFERRED SHARES

The Company has a share repurchase program to return equity capital in excess of business needs to shareholders. The share repurchases both offset the issuance of new shares as part of employee compensation plans and reduce the number of shares outstanding. At December 31, 2007, the Company has 105 million shares remaining under the share repurchase authorizations. Such authorizations do not have an expiration date, and at present, there is no intention to modify or otherwise rescind the current authorizations. The Company retires shares upon being repurchased (except for approximately 500,000 shares held as treasury shares at December 31, 2007), and are excluded from the shares outstanding in the table below. There were no shares held in treasury as of December 31, 2006 and 2005.

The following table shows authorized shares and provides a reconciliation of common shares issued and outstanding:

(Millions, except where indicated)	2007	2006	2005
Common shares authorized *(billions)*[(a)]	3.6	3.6	3.6
Shares issued and outstanding at beginning of year	1,199	1,241	1,249
Repurchases of common shares	(60)	(75)	(34)
Acquisition of Harbor Payments	—	2	—
Other, primarily stock option exercises	19	31	26
Shares issued and outstanding at end of year	1,158	1,199	1,241

(a) Of the common shares authorized but unissued at December 31, 2007, approximately 151 million shares were reserved for issuance for employee stock, employee benefit and dividend reinvestment plans.

The Board of Directors is authorized to permit the Company to issue up to 20 million preferred shares at a par value of $1.67 without further shareholder approval.

At December 31, 2007 and 2006, no preferred shares had been issued.

NOTE 12 DERIVATIVES AND HEDGING ACTIVITIES

The Company uses derivative financial instruments to manage exposure to various market risks, such as changes in benchmark interest rates and foreign exchange rates. These instruments enable end users to increase, reduce, or alter exposure to various market risks and, for that reason, are an integral component of the Company's market risk and related asset/liability management strategy and processes. The value of these derivative instruments is derived from an underlying variable or multiple variables, including interest rate, foreign exchange, and equity indices or prices. Overall market risk exposures are monitored and managed by the Market Risk Committee, guided by Board-approved policies covering derivative financial instruments, funding, and investments.

For the Company's charge card and fixed-rate lending products, interest rate exposure is managed by using fixed-rate debt and derivative instruments, primarily interest rate swaps, to achieve a targeted mix of fixed and floating rate funding. The Company's strategy is to lengthen the maturity of interest rate hedges in periods of low interest rates and to shorten their maturity in periods of high interest rates. For the majority of its cardmember loans, which are linked to a floating rate base and generally reprice each month, the Company uses floating rate funding. The Company regularly reviews its strategy and may modify it based on market conditions.

Credit risk associated with the Company's derivatives is limited to the risk that a derivative counterparty will not perform in accordance with the terms of the contract. To mitigate the risk, counterparties are required to be pre-approved and rated as investment grade. Counterparty risk exposures are monitored by the Company's Institutional Risk Management Committee (IRMC). The IRMC formally reviews large institutional exposures to ensure compliance with Enterprise-wide Risk Management Committee guidelines and procedures and determines the risk mitigation actions, when necessary. Additionally, the Company may, from time to time, enter into master netting agreements where practical.

The following table summarizes the total fair value, excluding interest accruals, of derivative product assets and liabilities at December 31:

(Millions)	2007		2006	
	Assets	Liabilities	Assets	Liabilities
Cash flow hedges	**$ 11**	**$122**	$64	$21
Fair value hedges	**114**	**—**	—	13
Net investment hedges	**62**	**2**	5	14
Derivatives not designated as hedges	**61**	**46**	25	13
Total fair value, excluding interest accruals	**$248**	**$170**	$94	$61

The following table summarizes the income effects of derivatives for the years ended December 31:

(Millions)	2007	2006	2005
Cash flow hedges, net of tax[(a)]:			
Ineffective net (losses) gains	**$ (1)**	$ (1)	$ 2
Gains (losses) on forecasted transactions no longer probable to occur	**$—**	$ 4	$ (1)
Reclassification of realized gains (losses) from other comprehensive (loss) income	**$30**	$ 158	$44
Fair value hedges, net of tax[(a)]:			
Ineffective net gains	**$—**	$ (1)	$—
Net investment hedges, net of tax:			
Reclassification of loss from cumulative translation adjustment as a result of sales of foreign entities	**$ (3)**	$(110)[(b)]	$—

(a) There were no (losses) gains due to exclusion of any component of derivative instruments from the assessment of hedge effectiveness for 2007, 2006, and 2005.

(b) Represents the sale of Brazil and certain other dispositions.

CASH FLOW HEDGES

A cash flow hedge is a derivative designated to hedge the exposure of variable future cash flows attributable to a particular risk of an existing recognized asset or liability, or a forecasted transaction. The Company hedges existing long-term variable-rate debt, the rollover of short-term debt and the anticipated forecasted issuance of additional funding through the use of derivative instruments, primarily interest rate swaps. These derivative instruments effectively fix the interest expense for the duration of the swap.

In the normal course of business, as derivatives mature, the Company expects to reclassify $79 million of net pretax losses on derivative instruments from accumulated other comprehensive (loss) income to earnings during the next 12 months. In the event that cash flow hedge accounting is no longer applied (i.e., the Company de-designates a derivative as a hedge, a hedge is no longer considered to be highly effective, or the forecasted transaction being hedged is no longer probable of occurring), the reclassification from accumulated other comprehensive (loss) income into earnings may be accelerated and all future market value fluctuations of the derivative will be reflected in earnings.

Currently, the longest period of time over which the Company is hedging exposure to variability in future cash flows for forecasted transactions is approximately two years, which is related to bank notes.

FAIR VALUE HEDGES

A fair value hedge is a derivative designated to hedge the exposure of future changes in the fair value of an asset or a liability, or an identified portion thereof that is attributable to a particular risk. The Company is exposed to interest rate risk associated with its fixed-rate long-term debt and fixed-rate corporate debt securities. The Company uses interest rate swaps to convert certain fixed-rate long-term debt to floating rate at the time of issuance. From time to time, the Company may enter into interest rate swaps to hedge its exposure related to fixed-rate corporate debt securities.

NET INVESTMENT HEDGES

A net investment hedge in a foreign operation is a derivative used to hedge future changes in currency exposure of a net investment in a foreign operation. The Company designates foreign currency derivatives, primarily forward agreements, as hedges of net investments in certain foreign operations. These derivatives reduce exposure to changes in currency exchange rates on the Company's investments in non-U.S. subsidiaries.

DERIVATIVES NOT DESIGNATED AS HEDGES

The Company has derivatives that act as economic hedges and that either do not qualify or are not designated for hedge accounting treatment. Foreign currency transactions and non-U.S. dollar cash flow exposures may from time to time be partially or fully economically hedged through foreign currency contracts, primarily forward contracts, foreign currency options, and cross-currency swaps. These hedges generally mature within one year. Foreign currency contracts involve the purchase and sale of a designated currency at an agreed upon rate for settlement on a specified date. From time to time, the Company may enter into interest rate swaps to specifically manage funding costs related to its proprietary card business. The following table provides the total fair value, excluding accruals, of these derivative products assets and liabilities as of December 31:

(Millions)	2007		2006	
	Assets	Liabilities	Assets	Liabilities
Foreign currency transactions	**$32**	**$38**	$13	$ 3
Interest rate swaps	**$29**	**$ 8**	$12	$10

NOTE 13 GUARANTEES

The Company provides cardmember protection plans that cover losses associated with purchased products, as well as other guarantees in the ordinary course of business that are within the scope of FASB Financial Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," (FIN 45). For the Company, FIN 45 guarantees primarily consist of card and travel protection programs, including those that (1) cancel and request replacements of lost or stolen cards, and provide for fraud liability coverage (Credit Card Registry); (2) protect eligible purchases made with the card against accidental damage or theft for up to 90 days from the date of purchase (Purchase Protection); (3) provide account protection in the event that a cardmember is unable to make payments on the account due to unforeseen hardship (Account Protection); (4) protect cardmembers against billing disputes with the merchant, primarily for non-delivery of goods and services (Merchant Protection) (e.g., usually in the event of bankruptcy or liquidation of the merchant. In the event that a dispute is resolved in the cardmember's favor, the Company will credit the cardmember account for the amount of the purchase and will seek recovery from the merchant. If the Company is unable to collect the amount from the merchant, it will bear the loss for the amount credited to the cardmember.); and (5) indemnify cardmembers against losses due to lost baggage while traveling (Baggage Protection).

The following table provides information related to such guarantees as of December 31:

	2007		2006	
Type of Guarantee	Maximum amount of undiscounted future payments[(a)] *(Billions)*	Amount of related liability[(b)] *(Millions)*	Maximum amount of undiscounted future payments[(a)] *(Billions)*	Amount of related liability[(b)] *(Millions)*
Card and travel operations[(c)]	$77	$ 67	$75	$ 119
Other[(d)]	1	48	1	34
Total	$78	$115	$76	$ 153

(a) Calculated using Management's best estimate of maximum exposure under the hypothetical scenario that all eligible claims (out of total billed business volumes) occur within the next 12 months. The Merchant Protection guarantee is calculated using Management's best estimate of maximum exposure based on all eligible claims as measured against annual billed business volumes.

(b) Included as part of other liabilities on the Company's Consolidated Balance Sheets. The decrease in the liability from December 31, 2006 to December 31, 2007, results substantially from a reduction in merchant-related reserves primarily related to the airline industry.

(c) Includes Credit Card Registry, Merchandise Protection, Account Protection, Merchant Protection and Baggage Protection. The Company generally has no collateral or other recourse provisions related to these guarantees.

(d) Other primarily relates to real estate, tax, and Visa settlement indemnifications as well as contingent consideration obligations, among other guarantees provided in the ordinary course of business.

NOTE 14 COMMITMENTS AND CONTINGENCIES

The Company and its subsidiaries are involved in a number of legal and arbitration proceedings, including class actions, concerning matters arising in connection with the conduct of their respective business activities. The Company believes it has meritorious defenses to each of these actions and intends to defend them vigorously. In the course of its business, the Company and its subsidiaries are also subject to governmental examinations, information gathering requests, subpoenas, inquiries and investigations. The Company believes that it is not a party to, nor are any of its properties the subject of, any pending legal, arbitration, regulatory, tax or investigative proceedings that would have a material adverse effect on the Company's consolidated financial condition or liquidity. However, it is possible that the outcome of any such proceedings could have a material impact on results of operations in any particular reporting period as the proceedings are resolved.

On November 7, 2007, the Company announced that it entered into an agreement with Visa Inc., Visa USA, and Visa International (collectively Visa) to remove Visa and certain of its member banks as defendants in the Company's lawsuit against MasterCard International, Inc. (MasterCard), Visa and their member banks. The lawsuit alleges MasterCard, Visa and their member banks illegally blocked the Company from the bank-issued card business in the United States. The agreement has been approved by Visa USA's member banks.

Under terms of the settlement agreement reached with Visa, the Company will receive an aggregate maximum payment of $2.25 billion. The initial amount due March 31, 2008, of $1.13 billion ($700 million after-tax) was recorded as a gain in the fourth quarter of 2007. The remaining payments, payable in installments of up to $70 million ($43 million after-tax) per quarter over the next four years, are subject to achieving certain quarterly performance criteria within the U.S. Global Network Services business the Company is optimistic it will achieve. Given the performance criteria associated with the installment payments, the Company will recognize these payments in income when the performance criteria is achieved. Related to the settlement, the Company recognized litigation expense of $74 million ($46 million after-tax). Both the Visa settlement gain and the related litigation expense are included in other, net expenses within continuing operations in the Consolidated Statements of Income and within the Corporate & Other segment.

The Company also has contingent obligations to make payments under contractual agreements entered into as part of the ongoing operation of the Company's business, primarily with co-brand partners. The contingent obligations under such arrangements were approximately $4.3 billion as of December 31, 2007.

The Company leases certain facilities and equipment under noncancelable and cancelable agreements. Total rental expense amounted to $300 million, $297 million, and $353 million in 2007, 2006, and 2005, respectively. At December 31, 2007, the minimum aggregate rental commitment under all noncancelable operating leases (net of subleases of $28 million) was:

(Millions)	
2008	$ 247
2009	232
2010	199
2011	162
2012	150
Thereafter	1,688
Total	$2,678

Obligations under capital leases or other similar arrangements entered into by the Company are not material.

During 2005, the Company completed sale-leaseback transactions on several of its owned properties which were sold at fair value. These transactions are included in total operating lease obligations. For 2005, the proceeds totaled $172 million, and pretax gains, net of closing costs, were $46 million. The pretax gains have been deferred and are amortized over the ten-year term of the operating leasebacks as a reduction to rental expense.

A 2004 sale-leaseback transaction has been accounted for as a financing because of certain terms contained in the lease agreement. The $95 million in proceeds from this transaction has been classified as long-term debt, and the balance was $90 million and $92 million as of December 31, 2007 and 2006, respectively. At December 31, 2007, the Company's minimum aggregate rental commitment under this transaction is approximately $6 million per annum from 2007 through 2012 and $13 million thereafter.

There were no sale-leaseback transactions in 2007 or 2006.

NOTE 15 FAIR VALUES OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments", requires the disclosure of the estimated fair value of financial instruments. A financial instrument is defined as cash, evidence of an ownership in an entity, or a contract between two entities to deliver cash or another financial instrument or to exchange other financial instruments. The disclosure requirements of SFAS No. 107 exclude leases, affiliate investments, pension and benefit obligations, insurance contracts, and all non-financial instruments.

The following table discloses fair value information for the Company's financial instrument assets and liabilities, included in the scope of SFAS No. 107, as of December 31:

(Billions)	2007		2006	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Instrument Assets:				
Assets for which carrying values equal or approximate fair value	$71	$71	$63	$64
Loans	$53	$54	$43	$43
Financial Instrument Liabilities:				
Liabilities for which carrying values equal or approximate fair value	$59	$58	$53	$53
Long-term debt	$55	$54	$43	$43

The fair values of these financial instruments are estimates based upon market conditions and perceived risks as of December 31, 2007 and 2006 and require management judgment. These figures may not be indicative of their future fair values. The fair value of the Company cannot be estimated by aggregating the amounts presented.

The following methods were used to determine estimated fair values.

FINANCIAL INSTRUMENT LIABILITIES FOR WHICH CARRYING VALUES EQUAL OR APPROXIMATE FAIR VALUE

Financial assets for which carrying values equal or approximate fair values include cash and cash equivalents, cardmember receivables, accrued interest, and certain other assets. For these assets, the carrying values approximate fair value because these are short-term in duration or variable rate in nature.

Investments

Investments are recorded at fair value on the Consolidated Balance Sheets with unrealized gains and losses recorded in accumulative other comprehensive income (loss) or earnings depending upon the classification of securities as Available-for-Sale or Trading. The recognized gains and losses are recognized in the Consolidated Statements of Income upon disposition of the securities or when management determines that a decline in value is other-than-temporary. See Note 4 for carrying and fair value information regarding investments.

Derivative Financial Instruments

Derivative financial instruments are recorded at fair value on the Consolidated Balance Sheets, with gains and losses recognized in the Consolidated Statements of Income or Consolidated Balance Sheets based upon the nature of the derivative. See Note 12 for fair value information regarding derivative financial instruments.

Interest - Only Strip

The Interest-only strip is also recorded at fair value on the Consolidated Balance Sheets, with gains and losses recognized in the Consolidated Statements of Income. See Note 6 for additional information regarding the Interest-only strip.

LOANS

For variable-rate loans that reprice within one year and for which there has been no significant change in counterparties' creditworthiness, fair values approximate carrying values. The fair values of all other loans are estimated using a discounted cash flow analysis, based on current interest rates for loans with similar terms to borrowers of similar credit quality. For collateral-dependent loans with significant credit deterioration, fair values are based on estimates of collateral values.

FINANCIAL INSTRUMENT LIABILITIES FOR WHICH CARRYING VALUES EQUAL OR APPROXIMATE FAIR VALUE

Financial liabilities for which carrying values equal or approximate fair values include accrued interest, customers' deposits, Travelers Cheques outstanding, investment certificate reserves, short-term debt, and certain other liabilities. For these liabilities, the carrying values approximate fair value because these are short-term in duration, variable rate in nature, or have no defined maturity.

LONG-TERM DEBT

For long-term debt, fair value is estimated using either quoted market prices or discounted cash flows based on the Company's current borrowing rates for similar types of borrowing. For variable-rate long-term debt that reprices within one year, fair value approximates carrying value.

See Note 13 for discussion of carrying and fair value information regarding guarantees.

NOTE 16 SIGNIFICANT CREDIT CONCENTRATIONS

Concentrations of credit risk exist when changes in economic, industry or geographic factors similarly affect groups of counterparties whose aggregate credit exposure is material in relation to American Express' total credit exposure. The Company's customers operate in diverse industries, economic sectors and geographic regions.

The following table details the Company's maximum credit exposure by category, including the credit exposure associated with derivative financial instruments, at December 31:

(Billions, except percentages)	2007	2006
On-balance sheet:		
Individuals[a]	$ 86	$ 74
Financial institutions[b]	16	10
U.S. Government and agencies[c]	12	12
All other[d]	13	13
Total on-balance sheet[e]	$ 127	$ 109
Unused lines-of-credit-individuals[f]	$ 265	$ 220

(a) Individuals primarily include cardmember loans and receivables.

(b) Financial institutions primarily include debt obligations of banks, broker-dealers, insurance companies and savings and loan associations.

(c) U.S. Government and agencies represent debt obligations of the U.S. Government and its agencies, states and municipalities, and government sponsored entities.

(d) All other primarily includes cardmember receivables from other corporate institutions.

(e) Certain distinctions between categories require management judgment.

(f) Because charge card products have no preset spending limit, the associated credit limit on cardmember receivables is not quantifiable. Therefore, the quantified unused line-of-credit amounts only includes the approximate credit line available on cardmember loans (including both on-balance sheet loans and loans previously securitized).

At December 31, 2007, the Company's most significant concentration of credit risk was with individuals, including cardmember receivables and loans. These amounts are generally advanced on an unsecured basis. However, the Company reviews each potential customer's credit application and evaluates the applicant's financial history and ability and willingness to repay. The Company also considers credit performance by customer tenure, industry, and geographic location in managing credit exposure. The following table details the Company's cardmember lending and receivables exposure (including unused lines-of-credit on cardmember lending) in the United States and International, at December 31:

(Billions, except percentages)	2007	2006
On-balance sheet:		
United States	$ 71	$ 60
International	24	21
On-balance sheet[a]	$ 95	$ 81
Unused lines-of-credit-individuals:		
United States	$215	$180
International	50	40
Total	$265	$220

(a) Represents cardmember loans to individuals as well as receivables from individuals and corporate institutions as discussed in footnotes (a) and (d) from the previous table.

EXPOSURE TO AIRLINE INDUSTRY

Many industry analysts and some carriers have indicated that there could be significant consolidation in the airline industry in 2008, particularly in the United States. The Company would not expect consolidation to have any significant effect on its merchant relationships with the airlines. However, airlines are also some of the most important and valuable partners in the Company's Membership Rewards program. If a participating airline merged with an airline that did not participate in Membership Rewards, the combined airline would have to determine whether or not to continue participation. Similarly, if one of the Company's co-brand airline partners merged with an airline that had a competing co-brand card, the combined airline would have to determine which co-brand cards it would offer. If a surviving airline determined to withdraw from Membership Rewards or to cease offering an American Express co-brand card, the Company's business could be adversely affected. The Company has multiple co-brand relationships and rewards partners. The Company's largest airline co-brand partner is Delta Air Lines (Delta). American Express' Delta SkyMiles Credit Card co-brand portfolio accounts for approximately 5 percent of the Company's worldwide billed business and less than 15 percent of worldwide cardmember lending receivables.

Historically, the Company has not experienced significant revenue declines when a particular airline scales back or ceases operations due to a bankruptcy or other financial challenges. This is because volumes generated by that airline are typically shifted to other participants in the industry that accept the Company's card products. Nonetheless, the Company is exposed to business and credit risk in the airline industry primarily through business arrangements where the Company has remitted payment to the airline for a cardmember purchase of tickets that have not yet been used or "flown." In the event that the cardmember is not able to use the ticket and the Company, based on the facts and circumstances, credits the cardmember for the unused ticket, a potential credit exposure is created for the Company. This credit

exposure is included in the maximum amount of undiscounted future payments disclosed in Note 13. Historically, even for an airline that is operating under bankruptcy protection, this type of exposure has not generated any significant losses for the Company. The Company's goal in these distressed situations is to hold sufficient cash over time to ensure that upon liquidation, the cash held is equivalent to the credit exposure related to any unused tickets.

As part of Delta's decision to file for protection under Chapter 11 of the Bankruptcy Code during 2005, the Company lent funds to Delta as part of Delta's post-petition, debtor-in-possession financing under the Bankruptcy Code. At December 31, 2006, the remaining principal balance under this facility was $176 million. Delta received final approval for its reorganization plan and emerged from bankruptcy on April 30, 2007, and repaid the entire principal and interest outstanding at that time.

NOTE 17 STOCK PLANS

STOCK OPTION AND AWARD PROGRAMS

Under the 2007 Incentive Compensation Plan and previously under the 1998 Incentive Compensation Plan (the Plans), awards may be granted to officers and other key individuals who perform services for the Company and its participating subsidiaries. These awards may be in the form of stock options, restricted stock awards or units (RSAs), portfolio grants (PGs), and similar awards designed to meet the requirements of non-U.S. jurisdictions. The Company also has options that remain outstanding pursuant to a Directors' Stock Option Plan that expired in 2003.

For the Company's Plans, there were a total of 52 million, 66 million, and 71 million common shares unissued and available for grant at December 31, 2007, 2006, and 2005, respectively, as authorized by the Company's Board of Directors and shareholders.

The Company granted a special stock option award to its Chief Executive Officer (CEO) in November 2007 that has performance-based and market-based conditions. This option award is separately described in the Stock Options with Performance-Based and Market-Based Conditions section below and is excluded from the information and tables presented in the following paragraphs.

A summary of stock option and RSA activity as of December 31, 2007, and changes during the year are presented below:

(Shares in thousands)	Stock Options		RSAs	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Grant Price
Outstanding at December 31, 2006	97,310	$37.60	8,474	$45.87
Granted	8,520	$57.93	3,232	$57.89
Exercised/vested	(17,996)	$34.80	(3,502)	$41.91
Forfeited/expired	(2,628)	$46.71	(681)	$51.07
Outstanding at December 31, 2007[(a)]	85,206	$39.93	7,523	$52.38
Options exercisable at December 31, 2007[(a)]	68,880	$36.82		

(a) At December 31, 2007, stock options outstanding and stock options exercisable had exercise prices ranging from $24.04 to $60.95 and $24.04 to $58.62, respectively.

STOCK OPTIONS

Each stock option has an exercise price equal to the market price of the Company's common stock on the date of grant and a contractual term of 10 years from the date of grant. Vesting provisions relating to stock options are as follows:

Grant Year	Vesting Provisions
2003 and after	Generally vest ratably at 25 percent per year beginning with the first anniversary of the grant date
2002	Generally vest ratably at 33 1/3 percent per year beginning with the first anniversary of the grant date
2001	Generally vest ratably at 33 1/3 percent per year beginning with the second anniversary of the grant date

The weighted-average remaining contractual life and intrinsic value (the amount by which the fair value of the Company's stock exceeds the exercise price of the option) of the stock options outstanding and exercisable as of December 31, 2007, were as follows:

	Outstanding	Exercisable
Aggregate intrinsic value *(millions)*	$1,077	$1,047
Weighted-average remaining contractual life *(years)*	4.3	3.4

The intrinsic value for options exercised during 2007, 2006, and 2005 was $463 million, $661 million, and $455 million, respectively (based upon the fair value of the Company's stock at the date of exercise).

The fair value of each option is estimated on the date of grant using a Black-Scholes-Merton option-pricing model. The following weighted-average assumptions are used for grants in 2007, 2006, and 2005, the majority of which were granted in the beginning of each year:

	2007	2006	2005
Dividend yield	**1.0%**	0.9%	0.9%
Expected volatility	**19%**	23%	24%
Risk-free interest rate	**4.8%**	4.3%	3.6%
Expected life of stock option *(years)*	**4.7**	4.6	4.5
Weighted-average fair value per option	**$13.39**	$12.76	$12.59

The dividend yield assumes that the current dividend payout will continue with no anticipated changes. The expected volatility is based on weighted historical and implied volatilities of the Company's common stock price. The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur.

Stock Options with Performance-Based and Market-Based Conditions

On November 30, 2007, the Compensation and Benefits Committee of the Board of Directors (the CBC) approved and granted to the Company's CEO a special non-qualified stock option award with performance-based and market-based conditions. The grant is for 1,375,000 shares with an exercise price per share of $58.98 and a contractual term of 10 years from date of grant. The grant consists of four separate components, each allocated 25 percent of the total shares granted that individually cliff vest at the end of 6 years based on a specified performance-based or market-based metric being achieved for each component. Each component may individually pro-rata vest between years 4 and 6 if the Company's CEO retires during that period and the specified six-year performance or market metric is subsequently achieved.

Performance-Based Conditions

Three of the stock award components have performance-based conditions that individually vest based on Company performance measured by revenue growth, earnings per share growth, or return on equity performance over the vesting period. Compensation expense for the fair value of each of these three components will be recognized over the six-year vesting period when it is determined it is probable (as defined by SFAS 123(R)) the specific performance metric for the component will be achieved.

The fair value of each performance-based option is estimated at the date of grant (November 30, 2007) using a Black-Scholes-Merton option-pricing model with the following assumptions:

	November 30, 2007
Dividend yield	**1.2%**
Expected volatility	**23%**
Risk-free interest rate	**4.0%**
Expected life of stock option *(years)*	**8**
Fair value per option	**$18.37**
Aggregate fair value *(millions)*	**$ 18.9**

Market-Based Conditions

The fourth stock award component has a market-based condition that vests based on the Company's total shareholder return as compared to the S&P 500 Index. Compensation expense for the fair value of this component is fixed and is recognized ratably over the six-year vesting period irrespective of the probability of the market metric being achieved as required by SFAS 123(R) for awards containing market-based conditions.

The fair value of each market-based option is estimated at the date of grant (November 30, 2007) using a Monte Carlo Valuation model with the following assumptions:

	November 30, 2007
Dividend yield	**1.2%**
Expected volatility – Company	**27%**
Expected volatility – S&P 500 Index	**16%**
Risk-free interest rate	**4.6%**
Expected life of stock option *(years)*	**8**
Fair value per option	**$17.25**
Aggregate fair value *(millions)*	**$ 5.9**

On January 31, 2008, the CBC approved and granted to the Company's CEO a second special grant of non-qualified stock option award with performance-based and market-based conditions. The number of shares underlying the option award, terms, and performance-based and market-based conditions are the same as the option award granted on November 30, 2007, except that the exercise price per share is $49.13.

RESTRICTED STOCK AWARDS

RSAs granted in 2003 and thereafter vest ratably, substantially all at 25 percent per year, beginning with the first anniversary of the grant date. RSAs granted prior to 2003 generally cliff vest 4 years after the grant date.

The aggregate intrinsic value of outstanding RSAs as of December 31, 2007, was approximately $391 million. The total fair value of shares vested during 2007, 2006, and 2005 was $203 million, $176 million, and $290 million, respectively.

PORTFOLIO GRANTS

The Company awards cash-settled PGs that earn value based on the Company's financial performance and the Company's total shareholder return versus that of the S&P 500 Index (for PGs granted prior to 2006, the S&P Financial Index was used). These awards vest after a three-year performance period and are subject to adjustments and approval by management and the CBC. The PGs are classified as liabilities and, therefore, the fair value is estimated at the date of grant and updated quarterly and recognized over the performance period. Cash paid upon vesting of PGs was $55 million, $56 million, and $66 million in 2007, 2006 and 2005, respectively.

SUMMARY OF STOCK PLAN EXPENSE

The components of the Company's pretax stock-based compensation expense (net of cancellations) and associated income tax benefit are as follows:

(Millions)	2007	2006	2005
Restricted stock awards[(a)]	**$135**	$137	$129
Stock options[(b)]	**78**	80	77
Portfolio grants[(c)]	**62**	54	24
Performance/market-based stock options and other[(d)]	**1**	4	2
Total compensation expense, pretax	**$276**	$275	$232
Income tax benefit	**$ 96**	$ 96	$ 81

(a) As of December 31, 2007, the total unrecognized compensation cost related to unvested RSAs was $241 million. This cost is recognized on a straight-line basis over the weighted-average remaining vesting period of 2.4 years.

(b) As of December 31, 2007, the total unrecognized compensation cost related to unvested options was $132 million. This cost is recognized on a straight-line basis over the weighted-average remaining vesting period of 2.5 years.

(c) 2005 expense represents PG expenses subsequent to July 1, 2005, when as a result of the adoption of SFAS No. 123(R), these awards were accounted for as stock-based compensation. PG expense for the first six months of 2005 was $23 million.

(d) As of December 31, 2007, the total unrecognized compensation cost related to performance-based and market-based options was $18.9 million and $5.8 million, respectively.

NOTE 18 RETIREMENT PLANS

The Company sponsors defined benefit pension plans, defined contribution plans and defined benefit post-employment benefit plans for its employees. The following table provides a summary of the total cost related to these plans:

(Millions)	2007	2006	2005
Defined benefit pension plan cost[(a)]	**$ 28**	$124	$112
Defined contribution plan cost[(a)]	**173**	106	109
Defined benefit post-employment plan cost	**31**	39	35
Net periodic benefit cost	**$232**	$269	$256

(a) Amendments to the U.S. defined benefit and defined contribution plans were effective in the third quarter of 2007. These amendments are further described in the next paragraph.

In January 2007, the Company approved amendments to the American Express Retirement Plan (the Plan) and the Supplemental Retirement Plan (the SRP) effective July 1, 2007, which provided that active participants immediately vested in their accrued benefits, but no longer accrue future benefits other than interest credits under the plans. As a result of this action, there was a net reduction in the projected benefit obligation of $91 million and a related curtailment gain of $63 million ($39 million after-tax) on the date the plan amendment was approved. As a result of these changes, the Company has modified the existing defined contribution plan in the United States to provide for greater Company contributions as further described in the "Defined Contribution Retirement Plan" section of this note.

The following sections provide additional information relating to each of these benefit arrangements.

DEFINED BENEFIT PENSION PLANS

The Company sponsors the Plan for eligible employees in the United States. The Plan is a noncontributory defined benefit plan and was amended effective July 1, 2007. The Plan is a qualified plan under the Employee Retirement Income Security Act of 1974, as amended (ERISA). Under the Plan, the cost of retirement benefits is measured by length of service, compensation and other factors. These benefits are funded through a trust and the Company's funding of retirement costs complies with the applicable minimum funding requirements specified by ERISA. The funded status of the Plan on an ERISA basis for the years ended 2007 and 2006 was 120 percent and 113 percent, respectively. The Plan is a cash balance plan and employees' accrued benefits are based on notional account balances, which are maintained for each individual. Employees' balances are credited daily with interest at a fixed-rate that is updated each January 1 and is based on the average of the daily five-year U.S. Treasury Note yields for the previous October 1 through November 30. The interest rate varies from a minimum of 5 percent to a maximum equal to the lesser of (1) 10 percent or (2) the annual maximum interest rate set by the U.S. government for determining lump-sum values. Prior to the amendment as of July 1, 2007, these balances were also credited each pay period with an amount determined by an employee's age, years of service, and compensation as defined by the Plan (primarily base pay, certain incentive pay and commissions, shift differential, and overtime). Employees and their beneficiaries have the option to receive annuity payments upon retirement or a lump-sum payout at vested termination, death, disability or retirement.

The Company also sponsors an unfunded non-qualified SRP for employees compensated above a certain level to supplement their pension benefits that are limited by the Internal Revenue Service. The SRP is a supplemental plan that was also amended as of July 1, 2007, and its terms generally parallel those of the

Plan but the SRP's definition of compensation and payment options differ.

Most employees outside the United States are covered by local retirement plans, some of which are funded, while other employees receive payments at the time of retirement or termination under applicable labor laws or agreements. The Company complies with the minimum funding requirements in all countries.

Effective July 2006, the Company amended its U.K. pension plans. Employees who were participating in the existing U.K. defined benefit plans were given a choice between remaining in the plans and making contributions toward their benefits or moving to the new defined contribution plan. Participants who chose to move no longer accrue benefits under these plans as of July 1, 2006. There was no gain or loss as a result of this change and the overall impact to the projected benefit obligation was minimal.

The Company measures the obligations and related asset values for its pension and other postretirement benefit plans as of September 30th of each year. SFAS No. 158 requires the measurement date for the benefit obligation and plan assets to be the Company's fiscal year end for years ending after December 15, 2008. The Company will implement this change in 2008 by using a September 30, 2007 measurement date to estimate 2008 pension and other employee benefit plan costs and will revalue the benefit obligation and plan assets at December 31, 2008 for year-end 2008 reporting purposes.

Accumulated Other Comprehensive Loss

Upon adoption of SFAS No. 158 at December 31, 2006, the Company recorded additional liabilities of $39 million in other liabilities, a reduction of pension assets of $416 million in other assets and a $310 million charge to shareholders' equity, net of a deferred income tax benefit of $145 million, related to its defined benefit pension plans which resulted in the net funded status of the Company's plans being recorded on the balance sheet. For each plan, the funded status is defined by SFAS No. 158 as the difference between the fair value of plan assets (for funded plans) and the respective plan's projected benefit obligation. The projected benefit obligation represents a liability based on the plan participant's service to date and their expected future compensation at their projected retirement date. The $310 million charge to shareholders' equity, net of tax, represents all previously unrecognized amounts (e.g. unrecognized gains and losses and prior service cost) which were reflected in accumulated other comprehensive income (loss) in the one-time cumulative effect adjustment described above. Changes in unrecognized gains and losses and prior service cost occurring subsequent to adoption of SFAS No. 158 are recognized in other comprehensive income, net of tax, in the periods in which they occur.

The following table provides the items comprising the amount in accumulated other comprehensive loss, which are not yet recognized as a component of net periodic pension benefit cost as of December 31:

(Millions)	2007	2006[a]
Net actuarial loss	**$ 123**	$ 472
Net prior service cost	**2**	13
Total, pretax effect	**125**	485
Tax impact	**(32)**	(156)
Total, net of taxes	**$ 93**	$ 329

(a) 2006 includes the $310 million charge to shareholders' equity as a result of the adoption of SFAS No. 158.

The estimated portion of the net actuarial loss and net prior service cost above that is expected to be recognized as a component of net periodic pension benefit cost in 2008 is $20 million and nil, respectively. For 2007, excluded from the table above is $(2) million of net change in accumulated other comprehensive income related to AEB discontinued operations.

The following table details the amounts recognized in other comprehensive loss in 2007:

(Millions)	2007
Net actuarial loss:	
Reclassified to earnings from equity	**$ (40)**
Gains in current year	**(297)**
Recognized as a result of settlements	**6**
Recognized as a result of curtailment	**(18)**
Net actuarial loss	**(349)**
Net prior service cost:	
Reclassified to earnings from equity	**(2)**
Losses in current year	**2**
Recognized as a result of curtailment	**(11)**
Net prior service cost	**(11)**
Total, pretax	**$(360)**

Plan Assets and Obligations

The following tables provide a reconciliation of the changes in the plans' projected benefit obligation, the fair value of assets and the net funded status for all plans:

Reconciliation of Change in Projected Benefit Obligation

(Millions)	2007	2006
Projected benefit obligation, October 1 prior year	**$2,619**	$2,349
Service cost	**93**	115
Interest cost	**138**	126
Benefits paid	**(52)**	(54)
Actuarial (gain) loss	**(163)**	35
Plan amendments	**2**	—
Settlements/curtailments	**(185)**	(95)
Foreign currency exchange rate changes	**28**	143
Projected benefit obligation at September 30,	**$2,480**	$2,619

Reconciliation of Change in Fair Value of Plan Assets

(Millions)	2007	2006
Fair value of plan assets, October 1 prior year	**$2,383**	$2,122
Actual return on plan assets	**304**	231
Employer contributions	**29**	44
Benefits paid	**(52)**	(54)
Settlements	**(93)**	(95)
Foreign currency exchange rate changes	**22**	135
Fair value of plan assets at September 30,	**$2,593**	$2,383

Net Funded Status

(Millions)	2007	2006
Funded status at September 30,	**$113**	$(236)
Fourth quarter contributions	**4**	4
Net amount recognized at December 31,	**$117**	$(232)

The following table provides the amounts recognized on the Consolidated Balance Sheets as of December 31:

(Millions)	2007	2006
Other liabilities	**$(199)**	$(256)
Other assets	**316**	24
Net amount recognized at December 31,	**$ 117**	$(232)

Benefit Obligations

The accumulated benefit obligation is the present value of benefits earned to date by plan participants computed based on current compensation levels as contrasted to the projected benefit obligation, which is the present value of benefits earned to date by plan participants based on their expected future compensation at their projected retirement date. The unvested portion of the accumulated benefit obligation is minimal.

The accumulated benefit obligation for all pension plans was $2.4 billion at September 30, 2007 and 2006. The accumulated benefit obligation and fair value of plan assets for pension plans where the accumulated benefit obligation exceeds the fair value of plan assets (primarily unfunded international plans and the SRP) was $205 million and $22 million, respectively, as of September 30, 2007 and $205 million and $17 million, respectively, as of September 30, 2006.

The projected benefit obligation for all pension plans was $2.5 billion and $2.6 billion at September 30, 2007 and 2006, respectively. The projected benefit obligation and fair value of plan assets for where the projected benefit obligation exceeds the fair value of plan assets was $224 million and $22 million, respectively, at September 30, 2007 and $1.5 billion and $1.2 billion, respectively, at September 30, 2006.

Net Periodic Pension Benefit Cost

SFAS No. 87, "Employers' Accounting for Pensions" (SFAS No. 87), provides for the delayed recognition of the net actuarial loss and the net prior service cost remaining in accumulated other comprehensive income (loss).

Service cost is the component of net periodic benefit cost which represents the current value of benefits earned by an employee during the period. Net periodic benefit cost also includes the estimated interest incurred on the outstanding projected benefit obligation during the period.

A plan amendment that retroactively increases benefits is recognized as an increase to the projected benefit obligation and a corresponding charge to other comprehensive income, net of tax, at the date of the amendment. The related costs (prior service costs) are amortized as a component of net periodic pension benefit cost on a straight-line basis over the average remaining service period of active participants.

Actuarial gains and losses that are not recognized immediately as a component of net periodic pension cost are recognized as increases or decreases in accumulated other comprehensive income, net of tax, as they arise. Cumulative net actuarial loss included in accumulated other comprehensive income (loss) which exceeds 10 percent of the greater of the projected benefit obligation and the estimated market value of plan assets are amortized over the average remaining service period of active participants.

The components of the net periodic pension benefit cost for all defined benefit pension plans are as follows:

(Millions)	2007	2006	2005
Service cost	$ 89	$ 109	$ 104
Interest cost	126	115	109
Expected return on plan assets	(155)	(138)	(131)
Amortization of prior service costs	1	1	1
Recognized net actuarial loss	35	36	25
Settlements/curtailment (gain) loss	(68)	1	4
Net periodic pension benefit cost	$ 28	$ 124	$ 112

Assumptions

The weighted average assumptions used to determine benefit obligations were:

	2007	2006
Discount rates	5.8%	5.2%
Rates of increase in compensation levels	4.2%	4.1%

The weighted average assumptions used to determine net periodic pension benefit cost were:

	2007	2006	2005
Discount rates	5.2%	5.1%	5.6%
Rates of increase in compensation levels	4.1%	4.3%	4.1%
Expected long-term rates of return on assets	7.8%	7.8%	7.9%

The Company assumes a long-term rate of return on assets on a weighted average basis. In developing this assumption, management evaluates historical returns on plan assets as well as benchmark information including projections of asset class returns and long-term inflation.

The discount rate assumptions for the Company's material plans (U.S. and U.K.) are determined by using a model consisting of bond portfolios that match the cash flows of the plan's projected benefit payments based on the plan participant's service to date and their expected future compensation. Use of the rate produced by this model generates a projected benefit obligation that equals the current market value of a portfolio of high-quality zero coupon bonds whose maturity dates and amounts match the timing and amount of expected future benefit payments.

Asset Allocation

The asset allocation for the Company's pension plans at September 30, 2007 and 2006, and the target allocation for 2008, by asset category, are below. Actual allocations generally will be within 5 percent of these targets.

	Target Allocation	Percentage of Plan assets at	
	2008	2007	2006
Equity securities	52%	55%	67%
Debt securities	40%	27%	27%
Other	8%	18%	6%
Total	100%	100%	100%

The Company invests in a diversified portfolio to ensure that adverse or unexpected results from a security class will not have a detrimental impact on the entire portfolio. The portfolio is diversified by asset type, risk characteristics and concentration of investments. Asset classes and ranges considered appropriate for investment of each plan's assets are determined by the plan's investment committee. The asset classes typically include domestic and foreign equities, emerging market equities, domestic and foreign investment grade and high-yield bonds and domestic real estate. Given the January 2007 plan amendments described above, 25 percent of the assets of the U.S. Plan were temporarily transferred from equity securities to cash (other) and will be re-allocated to debt securities in 2008. This decreased the overall amount of assets allocated to equities by 12 percent and increased other by the same amount in 2007.

Benefit Payments

The Company's retirement plans expect to make benefit payments to retirees as follows:

(Millions)	2008	2009	2010	2011	2012	2013 –2017
Expected payments	$133	$ 145	$ 147	$152	$ 161	$942

In addition, the Company expects to contribute $18 million to its pension plans in 2008.

DEFINED CONTRIBUTION RETIREMENT PLANS

The Company sponsors defined contribution retirement plans, the principal plan being the Retirement Savings Plan (RSP) (formerly the ISP), a 401(k) savings plan with a profit sharing component. The RSP is a qualified plan under ERISA and covers most employees in the United States. Under the terms of the RSP, employees have the option of investing up to 10 percent of their contributions in the American Express Company Stock Fund, which invests primarily in the Company's common stock, through accumulated payroll deductions. Employees are restricted from transferring balances into this fund if the balance has reached 10 percent of the employees' total account balance. The RSP held 15 million and 16 million shares of American Express Common Stock at December 31, 2007 and 2006, respectively, beneficially for employees. In conjunction with the amendments to the Plan and the SRP which occurred in 2007,

the Company amended the RSP effective July 1, 2007. These amendments include an expanded definition of pay which includes more elements of employee compensation (total pay) as well as an increase in the Company's matching of employees' contributions to the plan from a maximum of 3 percent of base pay to a maximum of 5 percent of total pay. Additional annual conversion contributions of up to 8 percent of total pay will be provided into the RSP in the future for eligible employees who were hired before April 1, 2007. The Company also sponsors an unfunded non-qualified Supplemental Retirement Plan (the SRP-RSP) which was also amended during 2007, and its terms generally parallel those of the RSP.

In 2006, as part of the amendment to the U.K. pension plan, the Company established a defined contribution plan. As a result, expense and contributions related to defined contribution plans have increased in the current year as compared to previous periods.

The total expense for all defined contribution plans globally was $173 million, $106 million, and $109 million in 2007, 2006, and 2005, respectively.

OTHER POSTRETIREMENT BENEFITS PLANS

The Company sponsors unfunded defined postretirement benefit plans that provide health care and life insurance to certain retired U.S. employees.

Accumulated Other Comprehensive Loss

Upon implementation of SFAS No. 158 at December 31, 2006, the Company recorded additional liabilities of $140 million in other liabilities and an $86 million charge to shareholders' equity, net of a deferred income tax benefit of $54 million, related to its other postretirement benefit plans which resulted in the net funded status of the Company's plan being recorded.

The following table provides the items comprising the amount in accumulated other comprehensive loss which are not yet recognized as a component of net periodic benefit cost as of December 31:

(Millions)	2007	2006[(a)]
Net actuarial loss	$ 66	$146
Net prior service cost	(4)	(6)
Total, pretax effect	62	140
Tax impact	(25)	(54)
Total, net of taxes	$ 37	$ 86

(a) 2006 includes the $86 million charge to shareholders' equity as a result of the adoption of SFAS No. 158.

The estimated portion of the net actuarial loss and net prior service credit above that is expected to be recognized as a component of net periodic benefit cost in 2008 is $4 million and $(2) million, respectively.

The following table details the amounts recognized in other comprehensive loss in 2007:

(Millions)	2007
Net actuarial loss:	
Reclassified to earnings from equity	$ (8)
Gains in current year	(72)
Net actuarial loss	(80)
Net prior service cost:	
Reclassified to earnings from equity	2
Net prior service cost	2
Total, pretax	$(78)

Plan Obligations

The following table provides a reconciliation of the changes in the plans' projected benefit obligation for all plans accounted for under SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS No. 106):

Reconciliation of Change in Projected Benefit Obligation

(Millions)	2007	2006
Projected benefit obligation, October 1 prior year	$376	$388
Service cost	6	7
Interest cost	19	20
Benefits paid	(23)	(22)
Actuarial gain	(66)	(17)
Projected benefit obligation at September 30,	$312	$376

The liabilities for the Company's defined postretirement benefit plans recognized in the Consolidated Balance Sheets as of December 31 are included in the table below:

Reconciliation of Accrued Benefit Cost and Total Amount Recognized

(Millions)	2007	2006
Funded status of the plan	$(312)	$(376)
Fourth quarter payments	5	7
Net amount recognized at December 31,	$(307)	$(369)

Net Periodic Benefit Cost

SFAS No. 106 provides for the delayed recognition of the net actuarial loss and the net prior service credit remaining in accumulated other comprehensive income (loss).

The components of the net periodic benefit cost for all defined postretirement benefit plans accounted for under SFAS No. 106, are as follows:

(Millions)	2007	2006	2005
Service cost	$ 6	$ 7	$ 6
Interest cost	19	20	19
Amortization of prior service costs	(2)	(2)	(2)
Recognized net actuarial loss	8	14	12
Net periodic benefit cost	$31	$39	$35

Assumptions
The weighted average assumptions used to determine benefit obligations were:

	2007	2006
Discount rates	6.1%	5.7%
Health care cost increase rate:		
Following year	9.0%	9.5%
Decreasing to the year 2016	5%	5%

The discount rate assumption for the Company's unfunded defined postretirement benefit plan is determined by using a model consisting of bond portfolios that match the cash flows of the plan's projected benefit payments. Use of the rate produced by this model generates a projected benefit obligation that equals the current market value of a portfolio of high-quality zero coupon bonds whose maturity dates and amounts match the timing and amount of expected future benefit payments.

A one percentage-point change in assumed health care cost trend rates would have the following effects:

	One percentage-point increase		One percentage-point decrease	
(Millions)	2007	2006	2007	2006
Increase (Decrease) on benefits earned and interest cost for U.S. plans	$ 1	$ 1	$ (1)	$ (1)
Increase (Decrease) on postretirement benefit obligation for U.S. plans	$16	$19	$(14)	$(17)

Benefit Payments
The Company's other postretirement benefit plans expect to make benefit payments as follows:

(Millions)	2008	2009	2010	2011	2012	2013 –2017
Expected payments	$23	$24	$24	$25	$25	$134

In addition, the Company expects to contribute $23 million to its other postretirement benefit plans in 2008.

NOTE 19 INCOME TAXES

The components of income tax expense included in the Consolidated Statements of Income on income from continuing operations were as follows:

(Millions)	2007	2006	2005
Current income tax expense:			
U.S. federal	$1,608	$1,082	$ 942
U.S. state and local	246	153	96
Non-U.S.	408	302	350
Total current income tax expense	2,262	1,537	1,388
Deferred income tax (benefit) expense:			
U.S. federal	(523)	16	(313)
U.S. state and local	(22)	(36)	(46)
Non-U.S.	(199)	11	(38)
Total deferred income tax benefit	(744)	(9)	(397)
Total income tax expense on continuing operations	$1,518	$1,528	$ 991

A reconciliation of the U.S. federal statutory rate of 35 percent to the Company's actual income tax rate for 2007, 2006, and 2005 on continuing operations was as follows:

	2007	2006	2005
Combined tax at U.S. statutory federal income tax rate	35.0%	35.0%	35.0%
Increase (decrease) in taxes resulting from:			
Tax-exempt income	(2.9)	(3.0)	(3.8)
State and local income taxes, net of federal benefit	2.6	1.5	0.8
Non-U.S. subsidiaries earnings	(5.1)	(3.9)	(3.6)
IRS tax settlements	(2.2)	(0.3)	(3.9)
All other	(0.1)	0.4	—
Actual tax rates	27.3%	29.7%	24.5%

The Company adopted FASB Financial Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109" (FIN 48) as of January 1, 2007. The initial adoption of FIN 48 resulted in a charge of approximately $127 million to the January 1, 2007 balance of retained earnings and an increase in the liability for unrecognized tax benefits. The following table presents changes in the unrecognized tax benefits:

(Millions)	2007
Balance, January 1	**$1,143**
Increases:	
Current year tax positions	**165**
Tax positions related to prior years	**95**
Effects of foreign currency translations	**1**
Decreases:	
Tax positions related to prior years	**(164)**
Settlements with tax authorities	**(126)**
Lapse of statute of limitations	**(2)**
Balance, December 31	**$1,112**

Included in the $1.1 billion of unrecognized tax benefits at December 31, 2007, are approximately $597 million that, if recognized, would favorably affect the effective tax rate in a future period and relates to the Company's gross permanent benefits and corresponding foreign tax credits and federal tax effects.

The Company is under continuous examination by the Internal Revenue Service (IRS) and tax authorities in other countries and states in which the Company has significant business operations. The tax years under examination and open for examination vary by jurisdiction. The Company is currently under examination by the IRS for the years 1997 – 2004.

Given the inherent complexities of the business and that the Company is subject to taxation in a substantial number of jurisdictions, the Company routinely assesses the likelihood of additional assessments in each of the taxing jurisdictions and has established a liability for unrecognized tax benefits that management believes to be adequate. Once established, unrecognized tax benefits are adjusted if more accurate information is available, or a change in circumstance, or an event occurs necessitating a change to the liability. The Company believes that it is reasonably possible that the unrecognized tax benefits will significantly decrease within the next 12 months in the range of $0 to $500 million principally as a result of potential resolutions through settlements of prior years' tax items with various taxing authorities. The items include unrecognized tax benefits relating to the potential deductibility of certain expenses or losses and the attribution of taxable income to a particular jurisdiction or jurisdictions. Such resolutions could include payments of additional taxes and the recognition of tax benefits. Due to the inherent complexities and the number of tax years currently open for examination in multiple jurisdictions, it is not possible to quantify the impact such changes may have on the effective tax rate and net income.

During the year ended December 31, 2007, the Company recognized approximately $13 million of interest and penalties. The Company has approximately $235 million accrued for the payment of interest and penalties.

Accumulated earnings of certain non-U.S. subsidiaries, which totaled approximately $4.9 billion at December 31, 2007, are intended to be permanently reinvested outside the United States. Accordingly, federal taxes, which would have aggregated approximately $1.1 billion, have not been provided on those earnings.

The Company records a deferred income tax (benefit) provision when there are differences between assets and liabilities measured for financial reporting and for income tax return purposes. The significant components of deferred tax assets and liabilities at December 31 are reflected in the following table:

(Millions)	2007	2006
Deferred tax assets:		
Reserves not yet deducted for tax purposes	**$3,403**	$2,790
Employee compensation and benefits	**461**	558
Other	**206**	54
Gross deferred tax assets	**4,070**	3,402
Valuation allowance	**(60)**	(51)
Deferred tax assets after valuation allowance	**4,010**	3,351
Deferred tax liabilities:		
Intangibles and fixed assets	**633**	585
Deferred revenue	**499**	380
Asset securitizations	**335**	323
Other	**132**	423
Gross deferred tax liabilities	**1,599**	1,711
Net deferred tax assets	**$2,411**	$1,640

The valuation allowances at December 31, 2007 and 2006 relate to deferred tax assets associated with non-U.S. operations.

Income taxes paid by the Company (including amounts related to discontinued operations) during 2007, 2006, and 2005 were approximately $1.8 billion, $1.4 billion, and $1.7 billion, respectively. These amounts include estimated tax payments and cash settlements relating to prior tax years.

The tax benefit realized for tax deductions from stock option exercises which are recorded in additional paid-in capital totaled $158 million, $128 million, and $234 million for the years ended December 31, 2007, 2006 and 2005, respectively.

NOTE 20 EARNINGS PER COMMON SHARE (EPS)

Basic EPS is computed using the average actual shares outstanding during the period. Diluted EPS is basic EPS adjusted for the dilutive effect of stock options, RSAs, and other financial instruments that may be converted into common shares. The computations of basic and diluted EPS for the years ended December 31 were as follows:

(Millions, except per share amounts)	2007	2006	2005
Numerator:			
Income from continuing operations	**$4,048**	$3,611	$3,062
(Loss) Income from discontinued operations, net of tax	**(36)**	96	672
Net income	**$4,012**	$3,707	$3,734
Denominator:			
Basic: Weighted-average shares outstanding during the period	**1,173**	1,212	1,233
Add: Dilutive effect of stock options, restricted stock awards and other dilutive securities	**23**	26	25
Diluted	**1,196**	1,238	1,258
Basic EPS:			
Income from continuing operations	**$ 3.45**	$ 2.98	$ 2.48
(Loss) Income from discontinued operations	**(0.03)**	0.08	0.55
Net income	**$ 3.42**	$ 3.06	$ 3.03
Diluted EPS:			
Income from continuing operations	**$ 3.39**	$ 2.92	$ 2.43
(Loss) Income from discontinued operations	**(0.03)**	0.07	0.54
Net income	**$ 3.36**	$ 2.99	$ 2.97

For the years ended December 31, 2007, 2006, and 2005, the dilutive effect of unexercised stock options excludes 8 million, 6 million, and 14 million options, respectively, from the computation of EPS because inclusion of the options would have been anti-dilutive.

The Subordinated Debentures, discussed in Note 9, would affect the EPS computation only in the unlikely event the Company fails to achieve specified performance measures related to the Company's tangible common equity and consolidated net income. In that circumstance the Company would reflect the additional common shares in the EPS computation.

NOTE 21 REPORTABLE OPERATING SEGMENTS AND GEOGRAPHIC OPERATIONS

REPORTABLE OPERATING SEGMENTS

The Company is a leading global payments, network, and travel company. The Company's businesses are organized into two customer-focused groups, the Global Consumer Group and the Global Business-to-Business Group. During 2007, the Company's segments were realigned within the two major customer groups. Accordingly, U.S. Card Services (USCS) and International Card Services (ICS) are aligned within the Global Consumer Group and Global Commercial Services (GCS) and Global Network & Merchant Services (GNMS) are aligned within the Global Business-to-Business Group. The Company has reclassified the prior period amounts to be consistent with the new reportable operating segments.

The Company considers a combination of factors when evaluating the composition of its reportable operating segments, including the results reviewed by the chief operating decision maker, economic characteristics, products and services offered, classes of customers, product distribution channels, geographic considerations (primarily U.S. versus international), and regulatory environment considerations.

U.S. Card Services issues a wide range of card products and services to consumers and small businesses in the United States, and provides consumer travel services to cardmembers and other consumers.

International Card Services issues proprietary consumer and small business cards outside the United States.

Global Commercial Services offers global corporate payment and travel-related products and services to large and mid-sized companies.

Global Network & Merchant Services segment operates a global general-purpose charge and credit card network, which includes both proprietary cards and cards issued under network partnership agreements. It also manages merchant services globally, which includes signing merchants to accept cards as well as processing and settling card transactions for those merchants. This segment also offers merchants point-of-sale and back-office products, services and marketing programs.

Corporate & Other consists of corporate functions and auxiliary businesses, including the Company's publishing business, Travelers Cheques and other prepaid products, and AEIDC and the continuing portions of AEB not being sold to Standard Chartered.

The following table presents certain selected financial information at December 31, 2007, 2006, and 2005 and for each of the years then ended.

(Millions, except where indicated)	USCS	ICS	GCS	GNMS	Corporate & Other[a]	Consolidated
2007						
Revenues, excluding interest income	**$11,838**	**$3,540**	**$4,697**	**$3,547**	**$ 519**	**$ 24,141**
Interest income	**4,866**	**1,535**	**50**	**3**	**962**	**7,416**
Interest expense	**2,482**	**744**	**478**	**(314)**	**436**	**3,826**
Revenues net of interest expense	**14,222**	**4,331**	**4,269**	**3,864**	**1,045**	**27,731**
Pretax income from continuing operations	**2,730**	**117**	**744**	**1,560**	**415**	**5,566**
Income tax provision (benefit)	**907**	**(174)**	**208**	**538**	**39**	**1,518**
Income from continuing operations	**$ 1,823**	**$ 291**	**$ 536**	**$1,022**	**$ 376**	**$ 4,048**
Total Equity *(billions)*	**$ 4.5**	**$ 2.1**	**$ 2.2**	**$ 1.2**	**$ 1.0**	**$ 11.0**
2006[b]						
Revenues, excluding interest income	$10,897	$3,291	$4,254	$3,059	$ 660	$ 22,161
Interest income	3,447	1,260	15	4	1,007	5,733
Interest expense	1,724	586	369	(281)	342	2,740
Revenues net of interest expense	12,620	3,965	3,900	3,344	1,325	25,154
Pretax income (loss) from continuing operations	3,323	312	716	1,188	(400)	5,139
Income tax provision (benefit)	1,171	(31)	239	409	(260)	1,528
Income (Loss) from continuing operations	$ 2,152	$ 343	$ 477	$ 779	$ (140)	$ 3,611
Total Equity *(billions)*	$ 4.7	$ 1.7	$ 1.9	$ 1.3	$ 0.9	$ 10.5
2005[b]						
Revenues, excluding interest income	$ 9,709	$3,135	$4,013	$2,679	$ 449	$ 19,985
Interest income	2,410	1,042	—	2	965	4,419
Interest expense	1,145	457	294	(211)	294	1,979
Revenues net of interest expense	10,974	3,720	3,719	2,892	1,120	22,425
Pretax income (loss) from continuing operations	2,675	298	594	882	(396)	4,053
Income tax provision (benefit)	938	(8)	165	309	(413)	991
Income from continuing operations	$ 1,737	$ 306	$ 429	$ 573	$ 17	$ 3,062
Total Equity *(billions)*	$ 4.6	$ 1.9	$ 1.7	$ 1.3	$ 1.0	$ 10.5

(a) Corporate & Other includes adjustments and eliminations for the items included in revenues net of interest expense above.

(b) Amounts for 2006 and 2005 include certain revenue and expense reclassifications, as well as changes to the Company's reportable operating segments in 2007. Additionally, certain reclassifications of prior year amounts have been made to conform to the current presentation related to discontinued operations as discussed in Note 1. Except for discontinued operations, these items had no impact on the Company's consolidated pretax income from continuing operations, income tax provision, and income from continuing operations. None of these items had an impact on the Company's net income.

Revenues Net of Interest Expense

The Company allocates discount revenue and certain other revenues among segments using a transfer pricing methodology. Segments earn discount revenue based on the volume of merchant business generated by cardmembers. Within the U.S. Card Services, International Card Services, and Global Commercial Services segments, discount revenue reflects the issuer component of the overall discount rate; within the Global Network & Merchant Services segment, discount revenue reflects the network and merchant component of the overall discount rate. Cardmember lending finance revenue and net card fees are directly attributable to the segment in which they are reported.

Expenses

Marketing, promotion, rewards and cardmember services expenses are reflected in each segment based on actual expenses incurred, with the exception of brand advertising, which is reflected in the Global Network & Merchant Services segment.

Human resources and other operating expenses reflect expenses, such as professional services, occupancy and equipment, and communications, incurred directly within each segment. In addition, expenses related to the Company's support services, such as technology costs, are allocated to each segment based on support service activities directly attributable to the segment. Other overhead expenses, such as staff group support functions, are allocated to segments based on each segment's level of pretax income. Financing requirements are managed on a consolidated basis. Funding costs are allocated based on segment funding requirements.

Provisions for Losses and Benefits

The provisions for losses and benefits include credit-related expenses and interest credited on investment certificates directly attributable to the segment in which they are reported.

Capital

Each business segment is allocated capital based on established business model operating requirements, risk measures, and regulatory capital requirements. Business model operating requirements include capital needed to support operations and specific balance sheet items. The risk measures include considerations for credit, market, and operational risk.

Income Taxes

Income tax provision (benefit) is allocated to each business segment based on the actual effective tax rates applicable to various businesses that make up the segment.

GEOGRAPHIC OPERATIONS

The following table presents the Company's revenues net of interest expense and pretax income in different geographic regions:

(Millions)	United States	Europe	Asia/Pacific	All Other	Consolidated
2007					
Revenues net of interest expense	**$ 19,355**	**$3,560**	**$2,259**	**$2,557**	**$ 27,731**
Pretax income from continuing operations	**$ 4,749**	**$ 384**	**$ 162**	**$ 271**	**$ 5,566**
2006					
Revenues net of interest expense	$ 17,393	$3,168	$1,992	$2,601	$ 25,154
Pretax income from continuing operations	$ 4,312	$ 292	$ 131	$ 404	$ 5,139
2005					
Revenues net of interest expense	$ 15,506	$2,824	$1,776	$2,319	$ 22,425
Pretax income from continuing operations	$ 3,401	$ 230	$ 103	$ 319	$ 4,053

The data in the above table are, in part, based upon internal allocations, which necessarily involve management's judgment. Therefore, it is not practicable to separate precisely the U.S. and international services.

NOTE 22 QUARTERLY FINANCIAL DATA (UNAUDITED)

(Millions, except per share amounts)	2007[a]				2006[a]			
Quarters Ended	12/31	9/30[b]	6/30	3/31	12/31	9/30	6/30	3/31
Revenues net of interest expense	$7,364	$6,945	$6,938	$6,484	$6,675	$6,265	$6,370	$5,844
Pretax income from continuing operations	1,129	1,417	1,409	1,611	1,187	1,311	1,437	1,204
Income from continuing operations	839	1,074	1,040	1,095	895	934	972	810
(Loss) Income from discontinued operations, net of tax	(8)	(7)	17	(38)	27	33	(27)	63
Net income	831	1,067	1,057	1,057	922	967	945	873
Earnings Per Common Share — Basic:								
Continuing operations	$ 0.72	$ 0.92	$ 0.88	$ 0.92	$ 0.75	$ 0.78	$ 0.80	$ 0.66
Discontinued operations	—	(0.01)	0.02	(0.03)	0.02	0.02	(0.02)	0.05
Net income	$ 0.72	$ 0.91	$ 0.90	$ 0.89	$ 0.77	$ 0.80	$ 0.78	$ 0.71
Earnings Per Common Share — Diluted:								
Continuing operations	$ 0.71	$ 0.90	$ 0.86	$ 0.90	$ 0.73	$ 0.76	$ 0.78	$ 0.64
Discontinued operations	—	—	0.02	(0.03)	0.02	0.03	(0.02)	0.05
Net income	$ 0.71	$ 0.90	$ 0.88	$ 0.87	$ 0.75	$ 0.79	$ 0.76	$ 0.69
Cash dividends declared per common share	$ 0.18	$ 0.15	$ 0.15	$ 0.15	$ 0.15	$ 0.15	$ 0.15	$ 0.12
Common share price:								
High	$63.63	$65.89	$65.24	$61.90	$62.50	$56.19	$54.91	$55.00
Low	$50.37	$55.50	$55.34	$53.91	$55.00	$49.73	$50.92	$51.05

(a) Note 2 provides additional information on discontinued operations.

(b) Diluted EPS from discontinued operations was greater than basic EPS from discontinued operations due to the impact of rounding fractional amounts.

NOTE 23 RESTRUCTURING CHARGES

During 2007, the Company recorded restructuring charges of $49 million related to the Company's business travel, prepaid services, international payments business, and technology areas. During 2006 and 2005, the Company recorded restructuring charges of $100 million and $188 million, respectively, related to the Company's business travel, operations, finance, and technology areas. These charges principally related to the consolidation of business operations, closing of operating sites, and exiting certain businesses.

Restructuring charges are comprised of severance obligations and other exit costs. The charges and any subsequent adjustments related to severance obligations are included in human resources in the Company's Consolidated Statements of Income, while other exit costs are included in occupancy and equipment, professional services, and other expenses. Cash payments related to the remaining restructuring liabilities are expected to be completed in 2009, with the exception of contractual long-term severance arrangements which are expected to be completed in 2010 and certain lease obligations which will continue until their expiration in 2012.

The following table summarizes the Company's restructuring charge activity for the years ended December 31, 2007, 2006, and 2005:

(Millions)	Severance	Other	Total
Liability balance at December 31, 2004	$ 35	$ 8	$ 43
Restructuring charges	159	29	188
Payments	(108)	(29)	(137)
Liability balance at December 31, 2005	86	8	94
Restructuring charges, net of reversals[(a)]	89	11	100
Payments	(84)	(9)	(93)
Other non-cash	(2)	(6)	(8)
Liability balance at December 31, 2006	89	4	93
Restructuring charges, net of reversals[(b)]	34	15	49
Payments	(61)	(6)	(67)
Other non-cash	(2)	(4)	(6)
Liability balance at December 31, 2007	$ 60	$ 9	$ 69

The following table summarizes the Company's restructuring charges, net of reversals, and other non-cash items by reportable operating segment for the years ended December 31, 2007, 2006, and 2005:

(Millions)	USCS	ICS	GCS	GNMS	Corporate & Other	Total
2005						
Restructuring charges	$ 3	$44	$51	$ 3	$87	$188
2006						
Restructuring charges, net of reversals[(a)]	17	15	41	7	20	$100
Other non-cash	—	(1)	—	—	(7)	$ (8)
2007						
Restructuring charges, net of reversals[(b)]	13	12	19	4	1	$ 49
Other non-cash	(2)	—	—	—	(4)	$ (6)

(a) Reversals of $20 million ($3 million in ICS, $1 million in GNMS, and $16 million in Corporate & Other), primarily due to higher redeployment rates.

(b) Reversals of $17 million ($2 million in USCS, $2 million in ICS, $2 million in GNMS, and $11 million in Corporate & Other), primarily due to higher redeployment rates.

As of December 31, 2007, the total expenses to be incurred for previously approved restructuring activities that were in-progress are not expected to be materially different than the cumulative expenses incurred to date for these programs. Future decisions to initiate new restructuring activities do not represent future phases of previously approved programs. The amounts in the table to the right relate to the restructuring programs in-progress during 2007 and initiated at various dates between the fourth quarter of 2004 and fourth quarter of 2007.

Cumulative Restructuring Expense Incurred to Date on In-progress Restructuring Programs

(Millions)	Severance	Other	Total
USCS	$ 24	$ 5	$ 29
ICS	41	6	47
GCS	141	25	166
GNMS	11	1	12
Corporate & Other	98	21	119
Total	$315	$58	$373

CONSOLIDATED FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

AMERICAN EXPRESS COMPANY

(Millions, except per share amounts, percentages, and where indicated)	2007	2006	2005	2004	2003
Operating Results[a]					
Revenues net of interest expense	**$ 27,731**	$ 25,154	$ 22,425	$ 20,412	$ 18,061
Expenses	**17,824**	16,989	15,614	14,438	12,437
Provisions for losses and benefits	**4,341**	3,026	2,758	2,229	2,309
Income from continuing operations	**4,048**	3,611	3,062	2,630	2,267
(Loss) Income from discontinued operations	**(36)**	96	672	886	733
Income before cumulative effect of accounting change	**4,012**	3,707	3,734	3,516	3,000
Net income	**4,012**	3,707	3,734	3,445	2,987
Return on average equity[b]	**37.3%**	34.7%	25.4%	22.0%	20.6%
Balance Sheet					
Cash and cash equivalents	**$ 11,737**	$ 5,036	$ 6,140	$ 7,639	$ 3,778
Accounts receivable, net	**42,005**	38,665	35,321	32,159	29,210
Investments	**15,864**	17,954	18,332	18,196	15,347
Loans, net	**53,436**	43,116	33,904	27,674	25,617
Assets of discontinued operations	**16,747**	14,412	12,746	99,624	93,436
Total assets	**149,830**	128,329	114,637	194,873	177,167
Customers' deposits	**15,397**	12,010	13,827	10,040	9,851
Travelers Cheques outstanding	**7,197**	7,215	7,175	7,287	6,819
Short-term debt	**17,762**	15,236	15,711	14,498	19,573
Long-term debt	**55,285**	42,747	30,781	32,627	20,010
Liabilities of discontinued operations	**16,228**	13,945	12,203	92,406	85,679
Shareholders' equity	**11,029**	10,511	10,549	16,020	15,323
Common Share Statistics					
Earnings per share:					
Income from continuing operations:					
Basic	**$ 3.45**	$ 2.98	$ 2.48	$ 2.09	$ 1.77
Diluted	**$ 3.39**	$ 2.92	$ 2.43	$ 2.05	$ 1.75
(Loss) Income from discontinued operations:					
Basic	**$ (0.03)**	$ 0.08	$ 0.55	$ 0.70	$ 0.57
Diluted	**$ (0.03)**	$ 0.07	$ 0.54	$ 0.69	$ 0.56
Cumulative effect of accounting change, net of tax:					
Basic	**$ —**	$ —	$ —	$ (0.05)	$ (0.01)
Diluted	**$ —**	$ —	$ —	$ (0.06)	$ (0.01)
Net income:					
Basic	**$ 3.42**	$ 3.06	$ 3.03	$ 2.74	$ 2.33
Diluted	**$ 3.36**	$ 2.99	$ 2.97	$ 2.68	$ 2.30
Cash dividends declared per share	**$ 0.63**	$ 0.57	$ 0.48	$ 0.44	$ 0.38
Book value per share	**$ 9.53**	$ 8.76	$ 8.50	$ 12.83	$ 11.93
Market price per share(c):					
High	**$ 65.89**	$ 62.50	$ 59.50	$ 57.05	$ 49.11
Low	**$ 50.37**	$ 49.73	$ 47.01	$ 47.32	$ 30.90
Close	**$ 52.02**	$ 60.67	$ 51.46	$ 56.37	$ 48.23
Average common shares outstanding for earnings per share:					
Basic	**1,173**	1,212	1,233	1,259	1,284
Diluted	**1,196**	1,238	1,258	1,285	1,298
Shares outstanding at period end	**1,158**	1,199	1,241	1,249	1,284
Other Statistics					
Number of employees at period end *(thousands)*:					
United States	**32**	32	29	41	42
Outside United States	**36**	33	37	37	36
Total[d]	**68**	65	66	78	78
Number of shareholders of record	**50,216**	51,644	55,409	50,394	47,967

(a) In 2007, the Company entered into an agreement to sell its international banking subsidiary, AEB, to Standard Chartered subject to certain regulatory approvals. The results, assets, and liabilities of AEB are presented as discontinued operations. Additionally, the spin-off of Ameriprise and certain dispositions were completed in 2006 and 2005, and the results of these operations are presented as discontinued operations. Note 2 provides additional information on discontinued operations.

(b) Computed on a trailing 12-month basis using total shareholders' equity as included in the Consolidated Financial Statements prepared in accordance with GAAP.

(c) The market price per share beginning with the fourth quarter of 2005 reflects the spin-off of Ameriprise as of September 30, 2005. The opening share price on the first trading day after the spin-off was $50.75.

(d) Amounts include employees from discontinued operations.

OPERATING COMMITTEE

Kenneth I. Chenault
Chairman and Chief Executive Officer

Alfred F. Kelly, Jr.
President

Edward P. Gilligan
Vice Chairman

L. Kevin Cox
Executive Vice President, Human Resources

Ashwini Gupta
Executive Vice President, Chief Risk Officer and President of Risk, Information Management and Banking

John D. Hayes
Executive Vice President and Chief Marketing Officer

Daniel T. Henry
Executive Vice President and Chief Financial Officer

Judson C. Linville
President and Chief Executive Officer, U.S. Consumer Services

Louise M. Parent
Executive Vice President and General Counsel

Thomas Schick
Executive Vice President, Corporate Affairs and Communications

Stephen J. Squeri
Executive Vice President and Chief Information Officer

BOARD OF DIRECTORS

Daniel F. Akerson
Managing Director
The Carlyle Group

Charlene Barshefsky
Senior International Partner
WilmerHale

Ursula M. Burns
President
Xerox Corporation

Kenneth I. Chenault
Chairman and Chief Executive Officer
American Express Company

Peter Chernin
President and Chief Operating Officer
News Corporation

Vernon E. Jordan, Jr.
Senior Managing Director
Lazard Freres & Co. LLC

Jan Leschly
Founder and Partner
Care Capital LLC

Richard C. Levin
President
Yale University

Richard A. McGinn
General Partner
RRE Ventures

Edward D. Miller
Former President and Chief Executive Officer
AXA Financial, Inc.

Frank P. Popoff
Former Chairman and Chief Executive Officer
The Dow Chemical Company

Steven S Reinemund
Retired Chairman and Chief Executive Officer
PepsiCo, Inc.

Robert D. Walter
Founder and Executive Director
Cardinal Health, Inc.

Ronald A. Williams
Chairman and Chief Executive Officer
Aetna Inc.

ADVISOR TO THE BOARD OF DIRECTORS

Henry A. Kissinger
Chairman, Kissinger Associates, Inc.
Former Secretary of State of the United States of America

GENERAL INFORMATION

EXECUTIVE OFFICES

American Express Company
200 Vesey Street
New York, NY 10285
212.640.2000

INFORMATION AVAILABLE TO SHAREHOLDERS

Copies of the company's Form 10-K, proxy statement, press releases and other documents, as well as information on financial results, products and services, are available on the American Express Web site at www.americanexpress.com. The company's global Corporate Citizenship Report and a report of the company's 2007 federal and state political contributions are available at www.americanexpress.com/csr. Written copies of these materials are available without charge upon written request to the Secretary's Office at the above address.

TRANSFER AGENT AND REGISTRAR

The Bank of New York Mellon
c/o BNY Mellon Shareowner Services
480 Washington Blvd., 29th Floor
Jersey City, NJ 07310
1.800.463.5911 or 212.815.3700
Hearing impaired:
1.888.269.5221
www.stockbny.com

STOCK EXCHANGE LISTING

New York Stock Exchange
(Symbol: AXP)

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP
300 Madison Avenue
New York, NY 10017-6204

ANNUAL MEETING

The Annual Meeting of Shareholders of American Express Company will be held at the company's New York City headquarters, 200 Vesey Street, New York, NY 10285, on Monday, April 28, 2008, at 10:00 a.m., Eastern Time.

A written transcript or an audiocassette of the meeting will be available upon written request to the Secretary's Office. There will be a modest fee to defray production and mailing costs.

CORPORATE GOVERNANCE

Copies of American Express Company's governance documents, including its Corporate Governance Principles, as well as the charters of the standing committees of the Board of Directors and the American Express Company Code of Conduct, are available on the company's Web site at http://ir.americanexpress.com. Copies of these materials also are available without charge upon written request to the Secretary's Office at the above address.

On May 21, 2007, Kenneth I. Chenault, Chairman of the Board and Chief Executive Officer of the company, submitted to the New York Stock Exchange the Annual CEO Certification required by the rules of the Exchange certifying that he was not aware of any violations by the company of the Exchange's Corporate Governance listing standards. The company filed with the Securities and Exchange Commission the Certifications of its chief executive officer and chief financial officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002 as exhibits 31.1 and 31.2, respectively, to its Annual Report on Form 10-K for the year ended December 31, 2007.

DIRECT DEPOSIT OF DIVIDENDS

The company has established an Electronic Direct Deposit of Dividends service for the electronic payment of quarterly dividends on the company's common shares. With this service, registered shareholders may have their dividend payments sent electronically to their checking account or financial institution on the payment date. Shareholders interested in enrolling in this service should call The Bank of New York Mellon at 1.800.463.5911.

STOCK PURCHASE PLAN

The company's Shareholders' Stock Purchase Plan provides shareholders and new investors with a convenient way to purchase common shares through optional cash investments and reinvestment of dividends. For a prospectus and other inquiries regarding the Shareholders' Stock Purchase Plan, contact:
The Bank of New York Mellon
P.O. Box 11258
New York, NY 10286-1258
1.800.463.5911
www.stockbny.com

SHAREHOLDER AND INVESTOR INQUIRIES

Written shareholder inquiries may be sent either to The Bank of New York Mellon, P.O. Box 11258, New York, NY 10286-1258 or to the Secretary's Office at American Express Company's executive office address above. Written inquiries from the investment community should be sent to Investor Relations at American Express Company's executive office address above.

TRADEMARKS AND SERVICE MARKS

The following American Express trademarks and service marks may appear in this report:
American Express®
American Express Box Logo®
American Express Card Design®
American Express World Service & Design®
Bonus Points Mall℠
Centurion®
Gladiator Head Design®
Membership Rewards®
Members Project®
OPEN®
OPEN Forum℠
Platinum Card®
Plum Card℠

©2008 American Express Company.
All rights reserved.

Design: VSA Partners, Inc., New York   Photography: pp. 3–12, Robert Maxwell; p. 23, Ron Turenne

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This report is printed on paper containing postconsumer fiber. The paper used in this report is also certified under the Forestry Stewardship Council guidelines.

American Express Company

200 Vesey Street
New York, NY 10285
212.640.2000

www.americanexpress.com

END